3/15

04010778

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME KGHM Polska Miedz S.A.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4639 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 3/23/04

POLISH SECURITIES AND EXCHANGES COMMISSION

the Annual Report SA-R 2003

(In accordance with §57, section 1, point 3 of the Decree of the Council of Ministers dated October 16, 2001 - Dz.U. No 139, point 1569; and from 2002 No 31, item 280)

(for issuers of securities involved in production, construction, trade or services activities)

For the period from 1 January 2003 to 31 December 2003,
and for the period from 1 January 2002 to 31 December 2002

Publication date: 10 March 2004

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A.	METALS INDUSTRY
(short name of the issuer)	(issuer branch title according to the Warsaw Stock Exchange)
59-301	Lubin
(postal code)	(city)
Marii Skłodowskiej-Curie	48
(street)	(number)

48 76 84 78 200	48 76 84 78 500	IR@BZ.KGHM.pl
(telephone)	(fax)	(e-mail)
692-000-00-13	390021764	www.kghm.pl
(NIP)	(REGON)	(www)

Deloitte & Touche Audit Services Sp. z o.o.
(Entity entitled to audit financial statements)

ARIS
12-31-03

The annual report includes:

- ☒ Auditor's opinion and Auditor's report
- ☒ The President of the Board's Letter
- ☒ The financial report:
  - ☒ Introduction
  - ☒ Balance Sheet
  - ☒ Profit and Loss Account
  - ☒ Description of Changes in Shareholders' Funds
  - ☒ Statement of Cash Flows
  - ☒ Additional Informations and Explanations
- ☒ Management's Report (Report on the Company's Activities)
- ☐ The annual financial report per IAS/US GAAP in the case of an issuer being a leasing type enterprise, together with
  - ☐ Auditor's opinion about this financial report (§59, section 2 of the above Decree)

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	2003	2002	2003	2002
I. Net revenue from the sale of products, goods and materials	4 740 788	4 480 185	1 065 968	1 157 760
II. Operating profit (loss)	357 918	123 778	80 478	31 986
III. Profit (loss) before taxation	569 331	310 080	128 014	80 130
IV. Net profit (loss)	411 557	254 546	92 539	65 779
V.Net cash flow from operations	820 383	660 097	184 464	170 581
VI. Net cash flow from investing activities	(232 854)	(417 280)	(52 357)	(107 833)
VII. Net cash flow from financing activities	(433 919)	(169 258)	(97 567)	(43 739)
VIII. Total net cash flow	153 610	73 559	34 540	19 009
IX. Total assets	8 695 345	8 155 072	1 843 406	2 028 524
X. Liabilities and provisions for liabilities	4 688 843	4 144 147	994 031	1 030 831
XI.Long term liabilities	1 447 717	1 206 122	306 915	300 015
XII. Short term liabilities	1 777 691	1 439 125	376 869	357 973
XIII. Shareholders' funds	4 006 502	4 010 925	849 375	997 693
XIV. Share capital	2 000 000	2 000 000	423 998	497 488
XV. Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Profit (loss) per ordinary share (in PLN/EUR)	2.06	1.27	0.46	0.33
XVII.Diluted profit (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	20.03	20.05	4.25	4.99
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

There was no dividend resolution passed for 2002
Proposed distribution of 2003 net profit does not include a dividend payment

This report is a ... **fferences resulting**
fro... rsion.

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

AUDITOR'S OPINION AND REPORT ON THE FINANCIAL STATEMENTS FOR 2003

Lubin, March 2004

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.
LUBIN,
UL. M. SKŁODOWSKIEJ-CURIE 48

CERTIFIED AUDITOR'S OPINION
ON THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2003

Deloitte.

Deloitte & Touche
Audit Services Sp. z o.o.
ul Fredry 6
00-097 Warszawa
Polska

Tel.: +48 22 511 08 11, 511 08 12
Fax: +48 22 511 08 13
www.deloitte.pl

CERTIFIED INDEPENDENT AUDITOR'S OPINION

To the Shareholders, Supervisory Board and Management Board of KGHM Polska Miedź S.A.

We have audited the financial statements of KGHM Polska Miedź S.A., located in Lubin, ul. Marii Skłodowskiej-Curie 48, including:

- introduction to the financial statements,
- balance sheet prepared as of 31 December 2003, with total assets of PLN 8,695,345 thousand [PLN 8,695,345,306.83]
- profit and loss account for the period from 1 January 2003 to 31 December 2003, disclosing a net profit of PLN 411,557 thousand [PLN 411,556,630.88],
- statement of changes in equity for the period from 1 January 2003 to 31 December 2003 showing an decrease in equity of PLN 4,423 thousand [PLN 4,422,355.94]
- cash flow statement for the period from 1 January 2003 to 31 December 2003 showing a net cash inflow of PLN 153,610 thousand [PLN 153,610,722.49] during the reported period,
- additional information and explanations.

Preparation of these financial statements is the responsibility of the Management Board of the Company. Our responsibility is to audit and express an opinion on the accuracy, correctness and clarity of these financial statements and the accuracy of the underlying accounting records.

Our audit was planned and performed in accordance with:

- section 7 of the Accounting Act of 29 September 1994 (Dz.U. from 2002 No. 76, item 694),
- auditing standards issued by the National Board of Certified Auditors in Poland,

in such a way as to obtain reasonable assurance whether the financial statements were free of material misstatement. Our audit included in particular examining, mainly on a test basis, the accounting evidence and records supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, the estimates made by the Management Board, as well as evaluating the overall presentation of the financial statements.

We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements of KGHM Polska Miedź S.A. for the period from 1 January 2003 to 31 December 2003 were prepared in all material respects:

- based on properly kept accounting records,
- in form and contents complying with the requirements of the Accounting Act of 29 September 1994, the Company's By-laws, the Council of Ministers' ordinance of 16 October 2001 on current and periodic information submitted by issuers of securities and the Council of Ministers' ordinance of 16 October 2001 on detailed requirements to be fulfilled by the issue prospectus and the summary of prospectus,
- in accordance with the accounting principles determined by the Accounting Act of 29 September 1994 and the accounting policies adopted by the Management Board of the Company, applied consistently.

and present fairly and clearly all information essential for evaluating the economic and financial position of the Company as of 31 December 2003 and its financial result for the financial period from 1 January to 31 December 2003.

Without qualifying the correctness and fairness of the audited financial statements, we would like to draw attention to the following:

- fact, that during tax inspection covering the years 2000 and 2001, the tax inspection office questioned the calculation of the percentage ratio of taxable sales value to total sales (the ratio) due to the fact that the Company failed to include the value of sold securities in total sales. Until the opinion date the Company had received an unfavourable decision of Tax Chamber relating to year 2000. Additional tax relating to 2000 inspection was expensed in years 2002-2003. The Company appealed to Supreme Administrative Court. Amount of tax paid relating to 2000 tax inspection was disclosed as contingent receivable in additional explanatory note No. 2. In June 2003 – on the basis of the decision issued by the tax inspection as a result of the tax control for 2001 – the Company paid assessed VAT tax including penalties and interest amounting to PLN 25,908 thousand. The Company appealed this decision and as a result of that the Director of the Tax Chamber cancelled the decision and ask for reassessment of the issue. Amount paid by the Company reduced by the provision of PLN 1,805 thousand i.e. PLN 24,103 thousand was recognised as current receivable in the balance sheet as of December 31, 2003.
- information included in additional explanatory note No. 23. Due to the short period of operations of Telefonia Dialog S.A. as a provider of telecommunication services, currently developed conception of the debt restructuring and the effects of eventual success of consolidation plans of independent wire line telecom service providers, the Company disclosed in its financial statements as of 31 December 2003 the shares of Telefonia Dialog S.A. in the amount of PLN 875,735 thousand and long-term financial assets due to purchased bonds of that company in the amount of PLN 1,379,800 thousand at cost (amortized cost), without potential impairment write-offs.
- the fact that the presented financial statements are stand alone financial statements prepared primarily for statutory purposes. They cannot serve as the sole basis for assessing the economic

and financial condition of the Company which is a holding company of a Capital Group. In additional explanatory notes No. 21-22 the Company presented the effects of applying the equity method in measurement of interests and shares in subsidiaries and affiliated entities. Beside these stand alone financial statements, the Company prepares consolidated financial statements of the Capital Group of which it is the holding company.

The Report on the activities of the Company in the 2003 financial year is complete in the meaning of art. 49 item 2 of the Accounting Act and the Council of Ministers' ordinance of 16 October 2001 on current and periodic information submitted by issuers, and consistent with the underlying information disclosed in the audited financial statements.

The above audit opinion together with the audit report is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail. The attached financial statements have been prepared by the Company's management in accordance with Polish accounting regulations and therefore do not constitute a presentation in accordance with International Accounting Standards.

Piotr Łyskawa

Certified Auditor
No. 90051/7424

represented by:

Alina Domosławska
Członek Zarządu
Biegły rewident
nr ewid. 679

Alina Domosławska
Member of the Management Board

Wacław Nitka
Członek Zarządu
Biegły rewident
nr ewid. 2749

Wacław Nitka
Member of the Management Board

Deloitte & Touche Audit Services Sp. z o.o.
ul. Fredry 6, 00-097 Warsaw

Entity entitled to audit financial statements entered under the number 73 on the list kept by the National Chamber of Certified Auditors

Warsaw, 1 March 2004

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.
LUBIN,
UL. M. SKŁODOWSKIEJ-CURIE 48

REPORT SUPPLEMENTING THE AUDITOR'S OPINION ON THE AUDIT OF THE FINANCIAL STATEMENTS FOR THE FINANCIALYEAR 2003

TABLE OF CONTENTS

REPORT SUPPLEMENTING THE AUDITOR'S OPINION ON THE AUDIT OF THE FINANCIAL STATEMENTS OF KGHM POLSKA MIEDŹ S.A. FOR THE FINANCIAL YEAR 2003

1. GENERAL INFORMATION

Basic information on the activities of the Company

The Company operates under the name KGHM Polska Miedź Spółka Akcyjna. The Company is located in Lubin.

The Company was established by a notarial deed of 9 September 1991 prepared at the Notary's Office No. 18 in Warsaw (Repertory No. 8648/91) that confirmed the transformation of a state company into a joint stock company. The Company was registered at the District Court for Wrocław Fabryczna, IX Business Department of the National Court Register, under the number KRS 23302.

The Company's tax identification number NIP is 692-000-00-13 assigned by the Tax Office in Lubin on 14 June 1993.
The REGON number assigned on 13 August 2003 by the statistical office is 390021764.

The Company operates based on the provisions of the Commercial Companies Code.

The following are the subject of the Company's activities according to by-laws of the company:
1) the mining of copper ore,
2) the mining of non-ferrous metals ores,
3) the excavation of gravel and sand,
4) the production of salt,
5) the production of copper,
6) the production of copper products in the form of semi-products,
7) the production of precious metals,
8) the production of lead, zinc and tin,
9) the production of other non-ferrous metals,
10) the casting of light metals,
11) the casting of other non-ferrous metals with the exception of copper and copper alloys,
12) the forging, pressing, stamping and roll forming of metal; powder metallurgy,
13) the management of metallic wastes and scraps,
14) the management of industrial wastes,
15) wholesale sales based on direct or contractual payments,
16) the warehousing, storage and preservation of goods in marine ports,
17) the warehousing, storage and preservation of goods in river ports,
18) the warehousing, storage and preservation of goods in other storage facilities,
19) other financial intermediation,
20) activities connected with the management of holding entities,
21) geological-exploratory activities,
22) general construction activities with respect to mining and production facilities,
23) technical research and analysis,
24) the transport of refuse and wastes,
25) the purification of wastes, including in underground storage facilities,
26) professional rescue activities,
27) the generation of electrical energy,
28) the distribution of electrical energy,
29) the generation of gas,
30) the distribution of gaseous fuels through a supply network,
31) the generation of steam and hot water,

Pt

32) the distribution of steam and hot water,
33) scheduled air transport,
34) non-scheduled air transport,
35) reproduction of computer media,
36) fixed-line telephony and telegraphy,
37) data transmission,
38) other telecommunications services,
39) the rental of office machinery and equipment,
40) hardware consultancy,
41) software consultancy,
42) data processing,
43) data base activities,
44) maintenance and repair of office, accounting and computing machinery,
45) other computer-related activities,
46) adult and other education, not elsewhere classified.

In the audited period the Company's business activities included:
- mining and upgrading copper ore,
- reclamation of metals included in copper ore,
- copper metallurgy and processing,
- production of copper, silver and other metal products,
- casting light and non-ferrous metals,
- production and distribution of electricity,
- production of gas, distribution of gas fuels,
- production and distribution of steam and hot water,
- air transport.

As of 31 December 2003 KGHM Polska Miedź S.A. operated through the following divisions:
- Mining division 'Lubin' in Lubin,
- Mining division 'Rudna' in Polkowice,
- Mining division 'Polkowice-Sieroszowice' in Polkowice,
- Copper smelter and refinery ' Głogów' in Głogów,
- Copper smelter and refinery 'Legnica' in Legnica,
- Copper smelter and refinery 'Cedynia' in Orsk,
- Hydrotechnical plant in Rudna,
- Emergency mine-smelter rescue services in Lubin,
- Ore enrichment plants division in Polkowice,
- Data processing center in Polkowice
- Management Board's Bureau in Lubin
- Water management division in Lubin.

The average annual employment in the Company was 17,995 persons.

As of 31 December 2003 the Company's share capital amounted to PLN 2,000,000,000.00 and was divided into 200,000,000 ordinary bearer shares with the face value of PLN 10.00 each. According to the Company's information, as of 31 December 2003 the following shareholders held more than 5% of the Company's shares and were entitled to more than 5% votes at the General Meeting of Shareholders:

- State Treasury	44.28% of the share capital,
- Deutsche Bank Trust Company Americas – depositary bank for the Company's GDR program	5.95% of the share capital,
- PKO Bank Polski S.A.	5.38% of the share capital.

On 5 June 1997 Polish SEC admitted to public trading 200,000,000 Series A ordinary bearer shares with unit the face value of PLN 10.00 each.
By virtue of resolution of the Board of the Warsaw Stock Exchange of 11 June 1997, 170,000,000 shares were admitted to listing on primary market. The Company's shares were listed on 10 July 1997 for first time.
By virtue of resolution No. 328/99 of the Board of the Warsaw Stock Exchange of 25 June 1999, 29,995,760 Series A ordinary shares with face value of PLN 10.00 were admitted to listing.
By virtue of resolution No. 279/00 of the Board of the Warsaw Stock Exchange of 28 June 2000, 4,240 Series A ordinary shares with face value of PLN 10.00 each were admitted to listing.

No changes in the Company's share capital took place during the financial year.

The Company's financial year is the calendar year.

The composition of the Management Board in 2003 was as follows:

- Stanisław Speczik – Chairman – Director General
- Tadeusz Szeląg – Deputy Chairman,
- Grzegorz Kubacki – Deputy Chairman,
- Jarosław Andrzej Szczepek – Deputy Chairman.

Stanisław Siewierski and Witold Bugajski were called off members by Supervisory Board's resolutions No. 1-2/V/2003 of 23 January 2003.

Tadeusz Szeląg was appointed Deputy Chairman of the Management Board by Supervisory Board's resolution No. 4/V/2003 of 23 January 2003.

Information on the audited financial statements

The audited financial statements were prepared as of 31 December 2003 and include:

- introduction to the financial statements,
- balance sheet of 31 December 2003, with total assets and liabilities and equity of PLN 8,695,345 thousand [PLN 8,695,345,306.83],
- profit and loss account for the period from 1 January 2003 to 31 December 2003, disclosing a net profit of PLN 411,557 thousand [PLN 411,556,630.88],
- statement of changes in equity for the period from 1 January 2003 to 31 December 2003 showing an decrease in equity by PLN 4,423 thousand [PLN 4,422,355.94],
- cash flow statement for the period from 1 January 2003 to 31 December 2003 showing a net cash inflow of PLN 153,610 thousand [PLN 153,610,722.49] in the reporting period,
- additional information and explanations.

A Management Report on the activities of the Company and principles of preparing the financial statements for the 2003 financial year was attached to the financial statements.

Other information

In 2002 the activities of the Company resulted in a net profit of PLN 254,545.6 thousand. The financial statements for the 2002 financial year were audited by a certified auditor. On behalf of the authorized entity Deloitte & Touche Audit Services Sp. z o.o, certified auditor Lidia Pstrocka-Piorun (No. 9698/7252) issued an unqualified opinion about this financial statement on 28 February 2003.

The General Meeting of Shareholders, which approved the financial statements for the 2002 financial year, was held on 29 May 2003. The General Meeting of Shareholders decided to transfer the profit for the 2002 financial year on the supplementary capital.

In accordance with the law, the financial statements for the 2002 financial year were submitted to the registry court on 4 June 2003 and published in Monitor Polski-B No. 773 of 26 November 2003.

The 2002 closing balance was properly introduced into the accounting records as the 2003 opening balance.

Pt

2. ANALYSIS OF THE FINANCIAL RESULT AND THE ECONOMIC AND FINANCIAL POSITION OF THE COMPANY

The main items from the profit and loss account, as well as the financial ratios describing the financial result of the Company, its economic and financial position compared with the previous years are presented below.

Main items from the profit and loss account (in PLN '000)	2001	2002	2003
Net revenue from sales of products, goods and services	4,240,797	4,488,301	4,740,789
Cost of products, goods and materials sold	3,556,322	3,843,029	3,806,199
Financial income	167,405	509,316	724,859
Financial expenses	328,092	331,105	513,463
Profit on business activities	(242,821)	310,105	569,314
Extraordinary gains (losses)	(170)	(25)	16
Net profit (loss)	(281,503)	254,546	411,557

	2001	2002	2003
Profitability ratios			
• gross profit margin	(5.73%)	6.91%	12,01%
• net profit margin	(6.64%)	5.67%	8,68%
• net return on equity	(7.77%)	6.35%	10,27%
Effectiveness ratios			
• revenue to total assets ratio	0.55	0.55	0,55
• receivables turnover in days	42	21	25
• liabilities turnover in days	42	21	30
• inventory turnover in days	95	84	78
Liquidity/net working capital			
• indebtedness ratio	0.36	0.32	0,37
• equity to total assets ratio	0.47	0.49	0,46
• net working capital (in PLN '000)	61,258	276,117	296.566
• quick ratio	1.02	1.19	1,17
• acid test ratio	0.68	0.60	0,73

The analysis of the above ratios in indicated the following trends in 2003:

- an increase in gross and net profit margins and in return on equity in comparison to 2002,
- longer turnover period of receivables and payables in days,
- higher indebtedness, an increase in working capital, stable liquidity ratios, slight increase of acid test ratio.

3. EVALUATION OF THE ACCOUNTING SYSTEM AND INTERNAL CONTROL

The accounting system

The Company has current documentation describing the accounting principles (policy) applied, including in particular: definition of the financial year and reporting periods thereof, methods of measuring assets and liabilities and determining the financial result, method of keeping the accounting record, system of data and file protection. Documentation of the accounting policy was developed in accordance with the Accounting Act and approved for use starting from 1 January 2002 by the Management Board's resolution No. 351/IV/2002 of 10 July 2002.

In defining method of keeping the accounting records, the Company developed and implemented:

- the Company's Chart of Accounts defining a list of general ledger accounts, principles of classifying events, principles of keeping subledgers and their relationships with the general ledger accounts,
- the list of accounting subledgers, and for computerized accounting subledgers lists of data files constituting the accounting records on computer data carriers, indicating their structure, interrelationships and functions,
- description of the data processing system, and for computerized accounting records – description of the information system.

In 2000 the Company rolled out to all branches the new integrated computer accounting system SAP R/3. The system is password protected against unauthorised use. Access levels are individually assigned depending on the authority level. The Company's documentation of accounting principles includes a list of files constituting accounting records on magnetic carriers and documentation of the computerized data processing system. Documentation of the data processing system includes, among others, a list of applications used.
In 2003 the Company converted from the SAP R/3 to mySAP.com platform.

The Company presented to the certified auditor a written representation of the Management Board approving the applications for use.

The documentation of the processing system meets the requirements of art. 10 of the Accounting Act. The accounting records kept using the information system meet the requirements of art. 14 item 4 of the Accounting Act.

The documentation of the business transactions, the accounting records and the relationships between the accounting entries and source documentation and the financial statements comply with the requirements determined by section 2 of the Accounting Act.

The accounting records of the Company are stored in compliance with section 8 of the Accounting Act.

Internal control

The Management Board of the Company is responsible for establishing and maintaining an internal control system. In order to fulfill this obligation, the Board must evaluate the potential costs and benefits of establishing and implementation of specific internal control methods and procedures.

In planning the audit of the financial statements of KGHM Polska Miedź S.A. for the year ended 31 December 2003 we considered the Company's internal control system in order to determine our audit procedures. However, it was not an objective of the audit to get assurance of the effectiveness of the internal control system.

The Management Board of KGHM Polska Miedź S.A. established functional and institutional control.

During the audit we did not detect anything, which could suggest that the internal control system would not ensure complete and correct presentation, documenting and control of:

a) receipt and issuance of materials, goods, products and services, as well as corresponding invoices,
b) receipt and issuance of cash, including checks, bills of exchange, securities;
c) calculation and payment of wages and salaries.

PE

4. DETAILED INFORMATION

The audit of the financial statements was performed based on the contract of 31 July 2000 and appendix no 2 of 14 May 2003 concluded between KGHM Polska Miedź S.A. and Deloitte & Touche Audit Services Sp. z o.o. registered under the number 73 on the list of entities authorized to provide audit services kept by the National Chamber of Certified Auditors.
On behalf of the authorized entity, the audit was supervised by certified auditor Piotr Łyskawa (No. 90051/7424) and carried out from 12 November to 28 November 2003 and from 19 January to 13 February 2004.
The auditor was selected by the Supervisory Board of KGHM Polska Miedź S.A. by resolution No. 49/V/2003 of 6 May 2003 under the authorization included in the by-laws of the Company in the article No 20.

The scope of our audit was not limited.

During the audit, all necessary documents and data as well as detailed information and explanations were provided to the authorized entity and certified auditor, what was confirmed in a written representation of the Management Board of the Company of 1 March 2004.

Comments concerning the correctness and fairness of particular balance sheet and profit and loss account items

BALANCE SHEET

Below are presented the main groups of items from the audited balance sheet as of 31 December 2003:

	in PLN '000
Intangible assets	23,896
Tangible assets	3,132,309
Long-term receivables	46,716
Long-term investments	3,117,920
Long-term prepayments	300,247
Inventory	776,931
Short-term receivables	541,006
Short-term investments	750,973
Short-term prepayments	5,347
Share capital	2,000,000
Called-up share capital not paid	0
Own shares	0
Supplementary capital	1,194,236
Revaluation reserve	400,709
Other reserve capitals	0
Undistributed retained earnings	0
Net profit for the current financial year	411,557
Reductions of net profit made during the financial year	-
Reserves	1,313,634
Long-term liabilities	1,447,717
Short-term liabilities	1,777,691
Accruals	149,801

PROFIT AND LOSS ACCOUNT

Below the main groups of items of the audited profit and loss account for the period of 12 months ended 31 December 2003 are presented:

	in PLN '000
Net revenue from sales of products, goods and materials	4,740,788
Cost of products, goods and materials sold	(3,806,199)
Gross profit on sales	**934,589**
Selling costs	(80,084)
Overheads	(423,726)
Profit on sales	**430,779**
Other operating income	62,594
Other operating expenses	(135,455)
Operating profit	**357,918**
Financial income	724,859
Financial expenses	(513,463)
Profit on business activities	**569,314**
Extraordinary gains	52
Extraordinary losses	(35)
Gross profit	**569,331**
Income tax	(157,777)
Other obligatory reductions in profit	3
Net profit	**411,557**

All items influencing the financial result were completely and correctly presented in all material respects when related to the financial statements as a whole. The structure of operating income and expenses, other operating income and expenses, financial income and expenses and extraordinary gains and losses was presented in the explanatory notes to the financial statements.

Physical count

The physical count of intangible assets, tangible assets, construction in progress and inventory was carried out in individual divisions in accordance with stocktaking schedules defined by respective Directors.

The timing and frequency of physical counts arising from section 3 of the Accounting Act of 29 September 1994 were maintained.
The counts were performed in a fair way and the identified differences were correctly settled and posted in the audited year.

The physical counts of financial assets on bank accounts were performed by confirming the statements provided by banks and business partners as of 31 December 2003. The securities held by the Company were counted and valued as at the year-end.
Confirmation requests for the balances of trade receivables and liabilities were sent within statutory deadlines.

The balance of cash in hand was confirmed through a cash count as of 31 December 2003. Bank confirmations sent to the auditor were consistent with the accounting records and the balance sheet at of 31.12.2003.

Balances of other assets and liabilities were verified through reconciliation to appropriate documentation.

Valuation

Valuation methods used by the Company were described in the introduction to the financial statements. They comply with the requirements set forth by the Accounting Act of 29 September 1994 (Dz.U. No. 76, item 694 from 2002).
The accounting principles applied by the Company were selected correctly and are applied properly and consistently.

Tangible and intangible assets and current assets were carried at actual purchase (manufacturing) prices (costs). Other assets and liabilities were measured at face value or the amount due, in accordance with the prudence principle.

Tangible fixed assets recorded in the Company's books as of 1 January 1995 were subject to obligatory revaluation using ratios announced by the President of the Central Statistical Office, based on the price level from September 1994. The arising difference was recorded in equity as revaluation reserve.
Provisions, reserves and accruals were carried at reliably estimated or expected amounts.

In determining the financial result the Company recognized the earned income and incurred expenses related to the income irrespective of their due dates.

Presentation

The Company correctly presented individual assets and liabilities, as well as revenues and expenses in the financial statements. The introduction to the financial statements, the balance sheet, the profit and loss account, the statement of changes in equity and the cash flow statement together with explanatory notes which make their integral part included all items required to be disclosed in the financial statements under the Accounting Act of 29 September 1994, the Company's By-laws, the Council of Ministers' ordinance of 16 October 2001 on current and periodic information submitted by issuers of securities with subsequent amendments and the Council of Ministers' ordinance of 16 October 2001 on detailed requirements to be fulfilled by the issue prospectus and the summary of prospectus with subsequent amendments.

Introduction to the financial statements

Introduction to the financial statements includes all information required under Attachment 1 to the Accounting Act. The Company confirmed the validity of the going concern principle followed in preparing the financial statements. The introduction gives a correct and complete description of valuation principles regarding assets and liabilities, principles of measuring the financial result and preparing the financial statements.

Information on selected items of the financial statements

Structure of inventory

The structure of inventory by type was correctly presented in respective explanatory note.

P.+

Structure of receivables

The ageing analysis of receivables was correctly presented in respective explanatory note. There were no material receivables under composition or conciliatory proceedings. The audited sample did not include overdue or redeemed receivables.

Structure of liabilities

The structure of liabilities by type and the ageing analysis of liabilities were correctly presented in respective explanatory notes. The audited sample did not include overdue or redeemed liabilities.

Prepayments, accruals and provisions and reserves

The structure of these items was correctly presented in respective explanatory notes.
Expenses and revenues recognized over time were correctly classified in respect of the audited financial period.
Provisions for liabilities were carried at reliably estimated amounts.
The items are complete and correct in all material respects when related to the financial statements as a whole.

Statement of changes in equity

The statement of changes in equity shows a decrease in equity during the audited period in the amount of PLN 4.422,3 thousand and its items are correctly related to the balance sheet, profit and loss account and the accounting records.

Cash flow statement

The cash flow statement discloses:

- a net cash inflow from operating activities of PLN 820,383 thousand,
- a net cash outflow from investment activities of PLN 232,854 thousand,
- a net cash outflow from financial activities of PLN 433,919 thousand,

and its items are correctly related to the balance sheet, profit and loss account and the accounting records.

Additional information and explanations

The Company prepared the additional information and explanations consisting of tabular notes to individual balance sheet, profit loss account and cash flow statements items as well as narrative descriptions.

Explanatory notes describing tangible assets, intangible assets, investments, liabilities and provisions and reserves correctly present increases and decreases as well as their basis during the financial year. Limitations imposed on individual assets disclosed in the balance sheet arising from security granted to creditors were described.

The additional information and explanations give a correct and complete description of the reporting items and clearly present other information required under Attachment 1 to the Accounting Act, the Council of Ministers' ordinance of 16 October 2001 on current and periodic information submitted by issuers of securities with subsequent amendments and the Council of Ministers' ordinance of 16 October 2001 on detailed requirements to be fulfilled by the issue prospectus and the summary of prospectus with subsequent amendments.

Information on derivatives presented in additional explanatory note No. 1 in the narrative section does not cover the full scope defined by the Council of Ministers' ordinance of 16 October 2001 on detailed requirements to be fulfilled by the issue prospectus and the summary of prospectus. In particular, the Company failed to disclose realization prices of some financial instruments. The underlying reason was described by the Company in the explanatory note to the Annual Report regarding derivatives.

Report on the activities of the Company

The financial statements are supplemented with the Report on the activities of the Company in the 2003 financial year. The Report contains all information required under Art. 49 of the Accounting Act and §64 item 6 of the Council of Ministers' ordinance of 16 October 2001 on current and periodic information submitted by issuers with subsequent amendments. We have audited the Report with regard to the disclosed information derived directly from the audited financial statements.

Justification of the opinion

We issued unqualified opinion on the Company's financial statements. Without qualifying the correctness and fairness of the audited financial statements, we would draw attention to the following:

- fact, that during tax inspection covering the years 2000 and 2001, the tax inspection office questioned the calculation of the percentage ratio of taxable sales value to total sales (the ratio) due to the fact that the Company failed to include the value of sold securities in total sales. Until the opinion date the Company had received an unfavourable decision of Tax Chamber relating to year 2000. Additional tax relating to 2000 inspection was expensed in years 2002-2003. The Company appealed to Supreme Administrative Court. Amount of tax paid relating to 2000 tax inspection was disclosed as contingent receivable in additional explanatory note No. 2. In June 2003 – on the basis of the decision issued by the tax inspection as a result of the tax control for 2001 – the Company paid assessed VAT tax including penalties and interest amounting to PLN 25,908 thousand. The Company appealed this decision and as a result of that the Director of the Tax Chamber cancelled the decision and ask for reassessment of the issue. Amount paid by the Company reduced by the provision of PLN 1,805 thousand i.e. PLN 24,103 thousand was recognised as current receivable in the balance sheet as of December 31, 2003.
- information included in additional explanatory note No. 23. Due to the short period of operations of Telefonia Dialog S.A. as a provider of telecommunication services, currently developed conception of the debt restructuring and the effects of eventual success of consolidation plans of independent wire line telecom service providers, the Company disclosed in its financial statements as of 31 December 2003 the shares of Telefonia Dialog S.A. in the amount of PLN 875,735 thousand and long-term financial assets due to purchased bonds of that company in the amount of PLN 1,379,800 thousand at cost (amortized cost), without potential impairment write-offs.
- the fact that the presented financial statements are stand alone financial statements prepared primarily for statutory purposes. They cannot serve as the sole basis for assessing the economic and financial condition of the Company which is a holding company of a Capital Group. In additional explanatory notes No. 21-22 the Company presented the effects of applying the equity method in measurement of interests and shares in subsidiaries and affiliated entities. Beside these stand alone financial statements, the Company prepares consolidated financial statements of the Capital Group of which it is the holding company.

Compliance with legal regulations

Management Representations

The certified auditor received a representation letter from the Management Board of the Company in which the Board stated that the Company complied with the laws in force.

Certified Auditor's Representation

Deloitte & Touche Audit Services Sp. z o.o. and the certified auditor signed below confirm that they are on the list of bodies entitled to carry out audits and meet the requirements of art. 66 items 2 and 3 of the Accounting Act to express an unbiased and independent opinion on the financial statements of KGHM Polska Miedź S.A.

The audit was carried out in accordance with the laws in force and existing professional standards.

Piotr Łyskawa

Certified Auditor
No. 90051/7424

represented by:

Alina Domosławska
Członek Zarządu
Biegły rewident
nr ewid. 679

Alina Domosławska
Member of the Management Board

Wacław Nitka
Członek Zarządu
Biegły rewident

Wacław Nitka
Member of the Management Board

Deloitte & Touche Audit Services Sp. z o.o.
ul. Fredry 6, 00-097 Warsaw

Entity entitled to audit financial statements entered under the number 73 on the list kept by the National Chamber of Certified Auditors

Warsaw, 1 March 2004

KGHM POLSKA MIEDŹ S.A.

PRESIDENT'S LETTER

Lubin, March 2004

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

Dear Shareholders!

When one year ago I asked you to place your trust in KGHM, when I presented our plans aimed at increasing the value of the Company, the share price of KGHM on the Warsaw Stock Exchange was barely above PLN 13. At the end of 2003 our share price was above PLN 26. The virtual doubling in value of our shares is not, in our opinion, a fleeting, market-based event. Analysts say that in the first half of 2004 the share price of KGHM will surpass the record set in the year 2000.

These are the facts. This great success, thanks precisely to your trust in us, was due to many factors. One of these - which is impossible not to notice - was the tremendous rise in copper prices at the end of 2003. On the other hand, one could also hardly fail to notice another external factor – that of the weakening US dollar. The rising strength of the Polish złoty swept away an enormous portion of our profits from the increase in copper prices. We produced 4 per cent more electrolytic copper than in 2002, again at a record level – over 529 thousand tonnes. Silver production also increased, by 2.6 per cent, to 1 223 tonnes. Production results impacted the final, financial result – a net profit of nearly PLN 412 mln, or 65 % more than we forecasted in our adjusted budget projection.

The Company is protected against the impact of unfavorable macroeconomic factors by the responsible policy of the Management Board, which is aimed at growing the Company and at increasing shareholder value. This is based on the Strategy of KGHM Polska Miedź S.A. in the years 2002-2006. This strategy has met with great approval by both investors and bankers, and serves as the basis for new agreements with our creditors, altering the character of our debt from short term to long- and medium term.

We have concluded the collective disputes which had existed in our Company. The fruitful dialogue which the Management Board carried out with our partners in the local community allowed the establishment of a basis for preparation of an Employee Retirement Program. In 2003 we signed an agreement regarding the increase in wages in 2004 and opened the possibility for discussions regarding changes in some of the clauses currently in force in the Collective Working Agreement.

We consistently reduced costs. We completed work on instituting a new, more efficient Multi-Shift Labor System which has been followed in the Mining Divisions of the Company since the fourth quarter of 2003, and which has already brought significant benefits. We wish to continue in this direction, aiming at introducing a seven-day workweek in the mines with a five-day workweek for the miners themselves.

As we anticipate a continuation of good copper market conditions over the next two years, we wish to put the funds we obtain to use on investments supporting a permanent, systematic reduction in costs so as to properly prepare the Company for growth in down years as well.

EXEMPTION NUMBER: 82-4639

The image of KGHM is changing, and is seen as a modern, well-managed Company, having good relations with its environment, as attested to by the numerous laurels, awards and titles won in 2003.

We are quite well prepared for the challenges facing us arising from the accession of Poland to the European Union. Already in 2003 we had actively joined the informational campaign prior to the EU referendum, presenting in various venues – schools, local government facilities and employee workplaces - the preparations of KGHM for functioning within the standards and regulations of the EU, as well as showing the benefits which the Company enjoys as a participant in various EU programs and projects.

I wish to assure you that 2004 will see the further, stable growth of KGHM Polska Miedź S.A., the strengthening of trust in the Company and ever-better financial results.

President of the Management Board

prof. Stanisław Speczik

Lubin, 1 March 2004

EXEMPTION NUMBER: 82-[illegible]

KGHM POLSKA MIEDŹ S.A.

THE FINANCIAL REPORT OF THE COMPANY FOR 2003

Lubin, March 2004

EXEMPTION NUMBER: 82-4639

TABLE OF CONTENTS

EXEMPTION NUMBER: 82-4639

EXEMPTION NUMBER: 82-4639

EXEMPTION NUMBER: 82-4639

KGHM Polska Miedź S.A. SA-R 2003 in 000' PLN

INTRODUCTION TO THE ANNUAL FINANCIAL REPORT

1. NAME, HEAD OFFICE, BUSINESS

KGHM Polska Miedz S.A. with its head office in Lubin is a joint stock company registered at the Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations under No. KRS 23302. The basic business of the Company comprises:

- the mining of non-ferrous metals ore,
- the excavation of gravel and sand,
- the production of copper, precious and non-ferrous metals
- the production of salt,
- the casting of light and non-ferrous metals,
- the forging, pressing, stamping and roll forming of metal; powder metallurgy,
- the management of wastes,
- wholesale sales based on direct or contractual payments,
- the warehousing and storage of goods,
- activities connected with the management of holding entities,
- geological-exploratory activities,
- general construction activities with respect to mining and production facilities,
- the generation and distribution of electrical energy and of steam and hot water, the generation of gas, and the distribution of gaseous fuels through a supply network,
- professional rescue services,
- scheduled and non-scheduled air transport, and
- telecomunication and computer -related activities

The shares of KGHM Polska Miedź S.A. are listed on a regulated market under the "metals industry" sector of the Warsaw Stock Exchange.

2. TIME FRAME OF COMPANY EXISTANCE

KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The time frame of its activities is unlimited. The legal antecedent of the Company was a State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

3. PERIODS COVERED BY THE FINANCIAL STATEMENTS

The financial statements of the Company presented in the report comprise:
- the current period from 1 January to 31 December 2003, and
- the comparative period from 1 January to 31 December 2002.

3.1 COMPOSITION OF BODIES OF THE COMPANY

The Supervisory Board

During the period from 1 January to 8 January 2003 the Supervisory Board was composed of the following persons:

Bohdan Kaczmarek	Chairman of the Supervisory Board
Jerzy Markowski	Vice Chairman of the Supervisory Board
Jan Rymarczyk	Secretary of the Supervisory Board
Janusz Maciejewicz	
Marek Wierzbowski	

together with the following employee representatives
Józef Czyczerski
Leszek Hajdacki
Ryszard Kurek

By Resolution Nr 3/2003 of the Extraordinary General Meeting dated 8 January 2003, Jerzy Kisilowski was appointed to the Supervisory Board of the Company.

KGHM Polska Miedź S.A. SA-R 2003 in 000' PLN

As at 31 December 2003 the Supervisory Board was composed of the following persons:

Bohdan Kaczmarek	Chairman of the Supervisory Board
Jerzy Markowski	Vice Chairman of the Supervisory Board
Jan Rymarczyk	Secretary of the Supervisory Board
Jerzy Kisilowski	
Janusz Maciejewicz	
Marek Wierzbowski	

together with the following employee representatives
Józef Czyczerski
Leszek Hajdacki
Ryszard Kurek

The Management Board
During the period from 1 January 2003 to 23 January 2003 the Management Board of KGHM Polska Miedź S.A. was comprised of the following persons:

Stanisław Speczik	President of the Management Board
Stanisław Siewierski	First Vice President of the Management Board
Witold Bugajski	Vice President of the Management Board
Grzegorz Kubacki	Vice President of the Management Board
Jarosław Andrzej Szczepek	Vice President of the Management Board

By Resolutions Nrs 1 –2 /V/2003 of the Supervisory Board of KGHM Polska Miedź S.A. dated 23 January 2003 the following persons were recalled from the Management Board: Stanisław Siewierski and Witold Bugajski. By Resolution Nr 4/V/2003 of the Supervisory Board of KGHM Polska Miedź S.A. dated 23 January 2003, Tadeusz Szeląg was appointed as a Vice President of the Management Board of KGHM Polska Miedź S.A.
During the period from 23 January 2003 to 29 May 2003 the Management Board of KGHM Polska Miedź S.A. was comprised of the following persons:

Stanisław Speczik	President of the Management Board
Grzegorz Kubacki	Vice President of the Management Board.
Tadeusz Szeląg	Vice President of the Management Board
Jarosław Andrzej Szczepek	Vice President of the Management Board

Due to expiry of the IVth Term Management Board of the Company, by Resolutions Nrs 51/V/03 and 53/V/03 of the Supervisory Board of KGHM Polska Miedź S.A. dated 29 May 2003 the Vth Term Management Board was appointed with the following persons:

Stanisław Speczik	President of the Management Board
Grzegorz Kubacki	Vice President of the Management Board for Employee Affairs
Tadeusz Szeląg	Vice President of the Management Board for Production
Jarosław Andrzej Szczepek	Vice President of the Management Board for Finance-Economics

4. COMBINED DATA OF THE FINANCIAL REPORT.

The financial reports of the Company for the given period and comparable prior period were prepared as combined statements of the Company's divisions – each having its own accounting system - following elimination of mutual revenues and costs and of mutual debtor and creditor balances.
KGHM Polska Miedź S.A. as a dominant entity prepares and publishes consolidated financial statements.

5. MERGER OF COMPANIES

There were no mergers with other companies either in the current reporting period or in the comparable prior period.

6. GOING CONCERN CONSIDERATION

The statements of the Company have been prepared under the going concern concept. There are no reasons suggesting any threats to the going concern consideration in the foreseeable future.

7. COMPARABILITY OF STATEMENTS

Comparable data for the year 2002 were restated with respect to the presentation of the result from the sale of hedging instruments. A description of these differences in relation to previously-published reports is presented in Additional Explanatory Note nr 16.

KGHM Polska Miedź S.A. SA-R 2003 in 000' PLN

8. ADJUSTMENTS ARISING DUE TO AUDITOR OPINIONS.

There were no qualifications to the financial statements of the Company in the auditor's opinions in the comparable prior periods.

9. ACCOUNTING PRINCIPLES, VALUATION METHODS

In the presented periods the Company applied the following accounting principles and valuation methods as outlined in the Accounting Act dated 29 September 1994, and in the Industry Accounting Principles and Chart of Accounts of KGHM Polska Miedź S.A. in force as at 1 January 2002.

9.1. Intangible assets
Intangible assets include:
- acquired property rights – author's property rights and related rights, licenses, concessions, rights to inventions, patents, trademarks, utility and decorative designs, know-how,
- research and development costs of successfully-completed projects to be utilised in the production of new products or improved technology, and
- purchased goodwill,

as well as the above rights used under a lease, rental or other similar agreement, if such an agreement met one of the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994.
Intangible assets are valued at:
- the purchase cost for acquired property rights,
- the costs incurred for capitalised research and development projects, and
- the difference between the purchase price of an entity or its organised part, and the lower value of acquired assets estimated at their fair value, for goodwill.

The initial value of intangible assets is decreased by accumulated planned depreciation and write-offs due to permanent diminution in value.
Depreciation of intangible assets is based on the straight line method, adapted to the anticipated period of use, as well as in the following manner:
- full depreciation of intangible assets whose value does not exceed the amount of fixed assets permitted to be fully depreciated under the Tax Law,
- over a period of 5 years for costs of research and development projects;
- over a period of 5 years for goodwill and, in individually-justified cases, over a period of 20 years, and
- for acquired property rights, over the period of their useful life, established individually for the elements of these property rights.

9.2 Tangible fixed assets

Tangible fixed assets include:
- fixed assets
- real estate, i.e. own land as well as acquired right to perpetual usufruct to land, also structures, buildings and premises constituting a separate property, as well as rights to housing or business premises,
- machines, equipment, vehicles, etc.,
- improvements to external fixed assets (at the level of costs incurred),
- livestock, and
- fixed assets under construction and advances on fixed assets under construction.

In addition, fixed assets include future mine closure costs. These costs, after being discounted, increase the initial value of fixed assets and are subject to depreciation beginning from the moment they are brought into use, proportionally to the period as established in the schedule of liquidation.
Fixed assets also include external fixed assets used under a lease, rental or other similar agreement, if said agreement meets one of the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994.
The Company recognises as off-balance sheet the following items:
- State Treasury land received for perpetual usufruct, its valued based on property assessment documents, these documents being the basis for making usufruct payments,
- external fixed assets, used based on agreements which do not meet the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994,
- fixed assets destined to be liquidated, until the liquidation, and
- low-value assets meeting conditions for classification as fixed assets excluded from the balance sheet based on Art. 4 section 4 of the Accounting Act.

EXEMPTION NUMBER: 82-4639

Fixed assets – the initial value of fixed assets is their purchase cost, and in the case of fixed assets manufactured by the Company, their manufacturing cost.
Fixed assets disclosed or obtained free of charge are valued at the sale price of the same or similar assets. The initial value of a fixed asset is increased by expenditure on its improvement.
Initial value and previously-made depreciation write-offs of fixed assets are revalued based on separate rulings, though in no case being higher than fair value. Any difference arising on revaluation is recognised under revaluation reserve capital.
The Company makes write-offs of fixed assets due to permanent diminution of value, revaluing these fixed assets to the net sale price or to otherwise-evaluated fair value.

The Company applies balance sheet depreciation write-offs based on principles outlined in the Accounting Act dated 29 September 1994, as well as internal regulations approved by the Management Board of the Company, i.e.:

- the Industry Table of Depreciation Rates, and
- the Industry Catalog for Selection of Additional Balance Sheet Depreciation Rates.

Depreciation write-offs are made based on the following principles:

1. full depreciation of tangible assets whose value does not exceed the amount of fixed assets permitted to be fully depreciated under the tax law,
2. fixed assets being the initial or complex equipment for a given site, whose value does not exceed the amount of fixed assets permitted to be fully depreciated under corporate income tax rules, are depreciated over a period between 3 and 5 years, and
3. other fixed assets are depreciated by the straight line method, i.e. by systematic write-off of their initial value over the anticipated period of their useful life, in equal monthly increments proportionally to their planned period of depreciation.

In the current financial period the Company used non-depreciable external fixed assets worth PLN 3 639 thousand based on lease agreements.
Fixed assets under construction – the initial value of fixed assets under construction is their purchase cost, and in the case of manufactured assets, their manufacturing cost.
The value of fixed assets under construction is decreased by permanent diminution of value to the net sale price or to otherwise-estimated fair value.

9.3. Long term investments

The Company recognises as long term investments assets acquired to obtain an economic gain arising from their increase in value, from interest gains, dividends, profit sharing or other benefits.
The following are recognised as long term investments:

- financial assets - shares, long term loans granted and other financial assets, including long term bank deposits,
- real estate and intangible fixed assets not used by the Company, and
- other long term investments.

Long term investments are valued at their purchase cost. Financial assets which have an active market are valued at their market price. Long term investments denominated in foreign currencies are valued at the buy exchange rate applied on that day by the bank used by the Company, but no higher than the average exchange rate set for the given currency by the NBP on the date of purchase or balance sheet date.
At the balance sheet date the value of financial assets, shown at their purchase cost, are decreased by a permanent diminution in value.
In cases where shares are obtained in exchange for a contribution in kind, the nominal value of shares is adjusted to their purchase cost by the surplus in their nominal value over the book value of the assets.
Long term loans are valued at the amount due for payment, with the prudence principle retained.

9.4. Inventory

Inventory is comprised of:

- materials ,
- semi-finished products and work in progress
- finished goods,
- goods for resale, and

KGHM Polska Miedź S.A. SA-R 2003 in '000' PLN
EXEMPTION NUMBER: 82-4639

- advances on deliveries.

Inventories are valued in accordance with the following principles:

- additions of materials and goods for resale at purchase cost,
- manufactured materials – at manufacturing cost,
- production wastes - at net realisable value,
- disposal of materials and goods for resale – calculated on the basis of weighted average costs for the given item,
- materials and goods for resale in stock - calculated on the basis of weighted average costs as for disposal,
- own products- finished products and semi-finished products - are valued at manufacturing cost, calculated on the basis of average costs for the period since the beginning of the financial year.

At the balance sheet date inventories are valued based on the above-mentioned principles, but not higher than the net sale price.

9.5. Long term contracts

The Company applies a valuation method to each long term contract separately, depending on the individual conditions for realisation of each contract. At the balance sheet date there were no long term contracts meeting valuation requirements covered by Art. 34 a.

9.6. Debtors

Recognised as debtors are assets of a reliable estimated value characterised as bringing probable benefits to the Company.

From the point of view of maturity, these debtors are recognised as either long term or short term assets.

The Company recognises as long term assets those debtors having a maturity date of over 12 months from the balance sheet date, in all cases excepting those of trade debtors.

The Company recognises trade debtors as short term assets regardless of their maturity date, as well as all other types of debtors having a maturity date of less than 12 months from the balance sheet date.

Debtors are valued at the amount payable, with the prudence principle retained. Interest for delay in payments of debtors are calculated based on contractual agreement.

Debtors denominated in foreign currencies are valued based on the following rates:

- on the transaction date – at the average rate set for the given currency by the NBP.
  For cases in which, on the date when the debtors arise, there is another rate given in customs declarations or other binding documents, the debtors are valued at this rate. Debtor payments are valued at the currency buy rate of the bank in which payment was realised,
- on the balance sheet date debtors are valued at the lowest buy rate for the currency quoted on that date in those banks in which the Company realises its largest turnover, but no higher than the average rate established for the given currency by the NBP for that day.

The Company creates provisions for doubtful debtors.

9.7. Short term investments

The Company recognises as short term investments those assets which are payable, due or designated for disposal within 12 months from the balance sheet date or from the date of their arising, issuance or acquisition, or representing cash and cash equivalents.

The following are recognised as short term investments:

1. short term financial assets
- shares and other securities, loans granted, other financial assets including term bank deposits and interest accrued on financial assets being payable or due within 3-12 months from the date of their receipt, issuance, acquisition or from establishment of the asset,
- cash on hand and cash in current bank accounts,
- other cash and cash equivalents,
- other monetary assets, which include financial investments with high liquidity, and easily exchangeable for known cash amounts, and
2. other short term investments.

Short term investments are valued at their purchase cost, or at their purchase price if the transaction and settlement costs are immaterial.

At the balance sheet date short term investments are valued at the lower of purchase cost and market value. When the financial asset isn't noted at the active market, its valuation is based on an individually-estimated fair value, if such value is lower than the purchase cost (price).
Investments denominated in foreign currencies are valued based on the following rates:
- on the acquisition date – at the average rate set for the given currency by the NBP,
- at the balance sheet date – at the lowest buy rate for the currency quoted on that day in those banks which handle for the Company transactions with securities and other assets subject to valuation, and in the case of derivative instruments at the lowest buy rate for the currency quoted in the bank which handles the highest turnover of such instruments, but no higher than the average rate established for the given currency by the NBP on that day,
- monetary assets denominated in foreign currencies remaining in bank accounts on the balance sheet date are valued at the buy rate applied on that date by the bank which maintains the given account, but no higher than the average rate established for the given currency by the NBP on that day.

9.7.1 Derivative financial instruments

1. Recognition and measurement of derivative financial instruments in the balance sheet
Derivative financial instruments are recognised in the books at the moment when the Company becomes a party to a contract. Purchased instruments are initially accounted for as short term financial assets at their initial value, representing the purchase cost of the given instrument, or – in the case of sold instruments – in short term liabilities, at the selling price of the given instrument. In the case of options the initial value represents the premium obtained or paid, and reflects transaction costs. Embedded derivative financial instruments are extracted from a mixed agreement containing an embedded derivative financial instrument and are recognised in the books at the date when the agreement is entered into, if all of the following conditions are met:

- The agreement containing the embedded derivative financial instrument (a mixed agreement) is not valued at its fair value, whose changes are recognised under financial income or costs,

- The nature of the embedded derivative financial instrument and its related risks are not closely connected to the nature of the underlying agreement and its related risks,

- A separate instrument, whose nature is comparable to that of an embedded derivative financial instrument, would meet the definition of a derivative financial instrument.

At the balance sheet date derivatives are revalued to fair value. Derivatives having a fair value above zero are treated as financial assets and are shown in short term financial assets, while instruments having a negative value are treated as financial liabilities and are shown in short term liabilities.

2. Fair value
Estimated fair value is equal to the amount recoverable or payable to close an outstanding position at the balance sheet date. Where possible, the market value was obtained. In the case of copper buy or sell commodity forwards the fair value was estimated based on the official LME closing prices as at the balance sheet date for given maturity dates. For silver we applied the LBM *fixing* price, also at the balance sheet date, and silver lease rates for the given maturity dates. In other situations an appropriate valuation model was applied which made use either of market data as at the balance sheet date, or of fair value quotations given by brokers.

2.1 Presentation of fair value changes and gains or losses from realisation of derivative instruments.
Presentation of the effects of changes in fair value or gains or losses from the realisation of derivative instruments depends on their intended use. The instruments are divided into hedging instruments and instruments held for trading. Hedging instruments are classified as fair value hedges and future cash flow hedges. In addition, derivative instruments are divided into commodity market instruments and currency instruments.

2.2 Presentation of instruments held for trading
Profits and losses arising from changes in the fair value of instruments held for trading, due either to their valuation at the balance sheet date or to their realisation, are presented as either financial costs or financial income in the profit and loss account, in the period in which they arose.

EXEMPTION NUMBER: 82-4639

2.3 Presentation of hedging instruments
Hedging, for accounting purposes, means designating one or more hedging instruments in such a way that the change in their fair value would offset fully or partially the change in fair value of the hedged item or future cash flow arising from it.

a) *Fair value hedges*

A derivative instrument used to hedge fair value is one which:
a) hedges the risk of changes in the fair value of recognised assets or liabilities (or their parts) and which may be assigned to a particular type of risk associated with such elements, and
b) will have an impact on the reported net profit or loss.

Gains and losses arising from changes in fair value due to the valuation of instruments used as fair value hedges at the balance sheet date are presented as financial costs or income in the profit and loss account, in the period in which they arose.
Simultaneously, profits or losses on a hedged position which may be assigned to a given risk adjust the carrying value of the hedged item and are immediately recognised in the profit and loss account.

b) *Cash flow hedges*

Cash flow hedges:
- hedge the exposure to variability of cash flows, that is attributable to a particular type of risk associated with a recognised asset or liability, or a forecasted future transaction, and that
- will affect reported net profit or loss
A hedge of future valid commitment is also recognised as a cash flow hedge.

Profits and losses arising from changes in fair value of cash flow hedges are presented as a separate item under shareholders' funds, in that portion in which the instrument represents an effective hedge of the associated hedged item. The portion which is ineffective is taken directly to the profit and loss account.

If the hedged future valid commitment or forecasted transaction results in recognition of an asset or liability in the balance sheet, then, at the time the asset or liability is recognised, all associated gains and losses that were recognised in equity are removed from this position and are reflected in the purchase cost or other carrying amount of the asset or liability. Gains or losses having arisen from this hedging instrument are recognised in the profit and loss account when the given asset or liability affects the profit and loss account.

2.4 Dedesignation of hedges

The Company ceases to recognise financial instruments in its accounts as hedging instruments upon their expiry, sale, termination or realisation, or when the Company withdraws a designation of a given financial instrument as a hedge. The Company may designate a given instrument as a hedge in a new or different hedging relationship or use it as a hedge of another type of risk.

In such a case, gains or losses arising from cash flow hedges in periods defined by the above-mentioned events are retained in shareholders' funds until the hedged item is realised.

If the hedge of future valid commitment or forecasted transaction becomes ineffective because the hedged position no longer meets the definition of future valid commitment, or because of the possibility that the forecasted transaction will not take place, then the profit or loss shown in shareholders' funds is immediately transferred to the profit and loss account.

9.7.2. Foreign-denominated bank loans as a future cash flow hedging transaction

Currency Risk Management within the Company

According to Risk Management Policy, the Company, wishing to avoid exposure to currency risk arising from indebtedness, makes use of natural hedges by financing from loans denominated in US dollars.

The accounting policy applied should reflect such hedges in the financial statements of the Company.

The risk management's goal is to eliminate currency risk connected with future, highly probable revenues from sales in US dollars.
By incurring liabilities in the same currency in which it earns its revenues (forecast future sales transactions denominated in USD), the Company avoids exposure to the currency risk related to the said revenues in the amount of the credit drawn.

Credit drawn in US dollars is a hedging instrument against the currency risk connected with forecasted future sales in US dollars.
This hedge relates to revenues which will take place after the liabilities (credit) maturity date.
Thanks to this hedging, the Company achieves a stable spot exchange rate for future revenues for the period of the hedge.

At the hedging instrument maturity date, i.e. on the foreign currency liabilities repayment date, this hedging relationship expires.
This hedging relationship is of a future cash flow hedging nature.

9.8 Prepayments,

The Company recognises under prepayments costs incurred or assets consumed which relate to future financial periods. The value of these costs was based on their future economic benefits.

Prepayments consist of:
- one time payments of wages together with charges,
- R&D costs, until their completion,
- annual payments due to property and personal insurance, subscriptions to periodicals, perpetual usufruct of land, rent payments received in advance, etc.,
- one-off depreciation write-offs of fixed assets, being the initial or complex equipment for a given site,
- new production preparation costs,
- social fund (ZFŚS) write-offs settled within the year, and
- interest paid in advance on bank and other loans.

Prepayments also include deferred tax assets.

From the point of view of their period of settlement, prepayments are qualified as short term or long term assets.

The Company applies an individually-estimated period to write-offs of prepayments, depending on the type and amount of the item.
Valuation of prepayments as at the balance sheet date reflects the prudence principle.

9.9. Shareholders' Funds

Shareholders' Funds consist of:
- share capital shown at nominal value,
- reserve capital created and utilised pursuant to Company Statutes,
- revaluation reserve capital – capital from revaluation of fixed assets and from revaluation of derivative instruments to their fair value, in that part reflecting an effective hedge,
- reserve capital created for purposes outlined by the Statutes of the Company,
- retained profit or uncovered losses from prior years, and
- net profit from the current financial period.

9. 10. Liabilities

Liabilities are recognised as the obligation, arising from past events, to provide benefits of clearly defined value through the use of current or future assets of the Company.
The Company includes as liabilities:
- financial liabilities due to bank and other loans, the issuance of debt securities, financial instruments, etc.
- trade liabilities,

- liabilities due to customs, taxation, insurance and other public obligations,
- liabilities due to wages, and
- all other types of liabilities.

Also recognised as liabilities are:
- provisions for liabilities, whose maturity date is uncertain, but whose value may be reliably estimated,
- special funds – the Company Social Fund (ZFŚS) and others, and
- accruals and deferred income.

Liabilities are valued at their nominal value on the date they arise.
At the balance sheet date they are valued at the payable amount – together with interest payable or the revaluation of claims – at a level specified by contract and including exchange rate differences arising from the valuation of liabilities at the exchange rate in force.

Liabilities denominated in foreign currencies are valued based on the following rates:
- on the date they arise – at the average rate set for the given currency by the NBP for that date, unless another rate was given in customs declarations or other binding documents,
- on the balance sheet date – at the highest sell rate for the currency quoted on that date in those banks in which the Company realises its largest turnover related to foreign-denominated liabilities, but no lower than the average rate set for the given currency by the NBP,
- for the payment of liabilities – at the currency sell rate in the bank used for payment of liabilities,
- for the drawing of bank and other loans – at the currency sell rate prevailing on the date these liabilities arise, in the bank from which the liabilities were drawn. On the balance sheet date – at the currency sell rate prevailing in the bank from which the bank loan was drawn, but no lower than the average rate established for the given currency by the NBP.

9.10.1 Contingent liabilities – off-balance sheet.

The Company recognises as contingent liabilities potential future obligations to provide benefits, whose arising is dependent upon the existance of specified events in the future.
The following are recognised as contingent (off-balance sheet) liabilities among others:
- guarantees, securities and bills of exchange granted to third parties, arising from agreements,
- liabilities due to compensation for damages arising in connection with the Company's economic activities, for cases remaining in proceedings,
- suspended contingent environmental penalties,
- liabilities arising from innovation contracts, calculated based on future effects, and
- liabilities to the State Treasury due to freely-granted perpetual usufruct of land, in an amount reflecting the valuation of such land based on property assessment documents.

9.10.2 Provisions

The Company creates provisions for certain or probable future liabilities, whose value may be reliably estimated.
Provisions are created, among others, for the following liabilities:
- deferred income tax, created in connection with the positive temporary differences between the book value of assets and liabilities and their taxable value,
- future employee benefits due to jubilee bonuses, retirement benefits and coal equivalent payments paid after the employment period,
- future mine closure costs, following mining excavation,
- the effects of legal and administrative proceedings,
- the granting of guarantees, securities and other similar liabilities, from the moment in which the risk of incurring expenses on behalf of a third party arises, and
- other future liabilities arising from unresolved issues.

The Company itself estimates the value of provisions.
The deferred income tax provision is set at the amount of taxation due for payment in the future, and reflects in most instances, the prevailing income tax rate of the year in which the tax liability arises.
The provision for future employee benefits is set at an amount estimated by actuarial methods.
The separation of provisions into long and short term is done based on proportions set using statistical methods by an actuary.
The provision for mine closure costs is set in accordance with the principles of IAS 16.

9.10.3 Accruals

The Company recognises as accruals, shown in the balance sheet under shareholders funds and liabilities, probable liabilities chargeable to the current financial period which arise from benefits obtained by the Company from contracted parties, if the value of the liability is known or may be reliably estimated, or which arise from the obligation to provide future benefits based on current activities, whose value may be reliably estimated.

Accruals include:
- wages together with charges paid once a year,
- accounting for the cost of fees arising from the appropriation of production, if they were not recognised as non-invoiced liabilities,
- short term provisions due to unutilised vacations, revalued at year-end, and
- other short term provisions matched to revenues, representing future liabilities estimated on the basis of signed agreements or other reliable estimates.

9.10.4 Deferred income

Deferred income includes:

- the equivalent amount of payments received or due from contracted parties, documented by VAT invoice due to benefits whose realisation will occur in future periods,
- income due, based on the valuation of long term contracts,
- cash and cash equivalents received to finance the acquisition or creation of fixed assets under construction and of research projects which are settled simultaneously to depreciation write-off of fixed assets financed by these sources,
- the value of fixed assets, fixed assets under construction and of intangible assets, obtained free of charge, including as a donation, which are settled simultaneously to depreciation write-off of these assets, and
- negative goodwill, arising when the purchase price of an entity or an organised part thereof is lower than the fair value of net assets obtained.

9.11 Revenues, costs, financial result

9.11.1 Revenues

The Company recognises as revenues from sales the probable realisation in the financial period of economic benefits, of a reliably-determined amount, in the form of an increase in the value of assets, or decrease of liabilities, which lead to an increase in shareholders' funds in a manner other than the granting of funds by its owners.
The Company also recognises the following as revenues:

1. other operating income, connected indirectly with its economic activities:
- profit from the disposal of fixed assets, fixed assets under construction and of intangible assets,
- write-offs of subsidies received to finance the acquisition or creation of fixed assets, fixed assets under construction and research projects,
- write-offs of fixed assets and of intangible assets obtained free of charge or by donation,
- provisions released which were created in prior periods,
- the reversal of write-offs revaluing assets, upon elimination of the reason for which the write-offs were made,
- penalties and compensation received,
- funds recovered from the liquidation of fixed assets,
- adjustments to operating income from prior years, and
- other similar income.

2. financial income

- dividends and income from profit sharing,
- interest on investments, from funds on current bank accounts and from delay in payments from debtors,
- profits from the disposal of investments,

KGHM Polska Miedź S.A. SA-R 2003 in 000' PLN

- surpluses of positive exchange rate differences over negative,
- the revaluation of short and long term investments, in that part not accounted for as revaluation reserve capital,
- the release of provisions created for financial liabilities, and
- other financial income.

3. extraordinary profits, arising in connection with the occurrence of unforeseen events which are not normally part of the risk of performing business activities.

9.11.2 Costs

The Company recognises as costs the probable decrease in the financial period of economic benefits of a reliably-determined amount, in the form of a decrease in the value of assets, or an increase of liabilities and provisions, which lead to a decrease in shareholders' funds or an increase in negative shareholders' funds in a manner other than the withdrawing of funds by its shareholders or owners.
A by-type costs account is maintained, as well as the cost centers and types of activities.
The Company also recognises the following as costs:

1. other operating costs, i.e. costs indirectly connected with operating activities:

- losses from the disposal of tangible fixed assets and intangible assets,
- the revaluation of non-financial assets, in that part not accounted for as shareholders' funds,
- the amount of donated tangible assets and cash,
- the creation of provisions for future liabilities and anticipated costs (with the exception of provisions for financial liabilities),
- the payment of compensation, penalties, fines and court costs,
- costs connected with the liquidation of tangible fixed assets,
- the cost of unutilsed production capacity caused by external factors, and
- other similar costs connected indirectly with operating activities.

2. financial costs

- interest on financial and other liabilities, including delay in payments,
- losses from the disposal of investments,
- write-offs revaluing investments,
- surpluses of negative exchange rate differences over positive,
- the creation of provisions for financial liabilities, and
- other financial costs,

3. extraordinary losses, arising in connection with the occurrence of unforeseen events which are not normally part of the risk of performing operating activities

Data of the comparable financial periods were restated to the principles prevailing in the current period.

10. AVERAGE EXCHANGE RATE.

In the current period and in the comparable prior period the average Polish zloty exchange rates in relation to the EUR, as set by the Polish National Bank, were as follows:

		current period	comparable period
1.	exchange rate on the last day of the period	4.7170	4.0202
2.	average rate calculated as the mathematical average of the rates on the last day of each month of the period	4.4474	3.8697
3.	highest rate in the period (Tab.nr 253/A/NBP/2003, Tab. nr 136/A/NBP/2002)	4.7170	4.2116
4.	lowest rate in the period (Tab.nr 2/A/NBP/2003, Tab.nr 5/A/NBP/2002)	3.9773	3.5015

11. BASIC ITEMS OF THE BALANCE SHEET, PROFIT AND LOSS ACCOUNT AND CASH FLOW STATEMENT IN EUR.

as on the last day in 000' EUR

1. Basic balance sheet items

		current period	comparable period
	Assets in total	1 843 406	2 028 524
I	Fixed assets	1 403 665	1 601 868
II	Current assets	439 741	426 656
	Shareholders' funds and liabilities	1 843 406	2 028 524
I	Shareholders' funds	849 375	997 693
II	Liabilities and provisions for liabilities	994 031	1 030 831

The PLN/EUR exchange rate used for calculating the balance sheet data on the last day of the current period, as set by the NBP for that date, was 4.7170.
The PLN/EUR exchange rate used for calculating the balance sheet data on the last day of the comparable period, as set by the NBP for that date, was 4.0202.

2. Basic profit and loss account items in 000' EUR

		current period	comparable period
I	Revenues from the sale of products, goods and materials	1 065 968	1 157 760
II	Cost of sale of products, goods and materials	855 826	993 108
III	Gross profit (loss) from sales	210 143	164 652
IV	Profit (loss) from sales	96 861	37 197
V	Operating profit (loss)	80 478	31 986
VI	Profit (loss) before extraordinary items and taxation	128 011	80 137
VII	Extraordinary items	3	-
VIII	Profit (loss) before taxation	128 014	80 130
IX	Net profit (loss)	92 539	65 779

For calculating the profit and loss account for the current period the PLN/EUR exchange rate was calculated as the mathematical average of the rates on the last day of each month of the period, and was set by the NBP for that date as 4.4474.
For calculating the profit and loss account for the comparable period the PLN/EUR exchange rate was calculated as the mathematical average of rates on the last day of each month of the period, and was set by the NBP for that date as 3.8697.

3. Basic cash flows items in 000' EUR

		current period	comparable period
A	Net cash flow from operations	184 464	170 581
B	Net cash flow from investing activities	(52 357)	(107 833)
C	Net cash flow from financing activities	(97 567)	(43 739)
D	Total net cash flow (A+/-B+/-C)	34 540	19 009
E	Change in balance of cash and cash equivalents (*)	34 253	18 970
F	Cash and cash equivalents – beginning of the period	29 533	12 825
G	Cash and cash equivalents – end of the period (F+/-D)	57 735	29 533

(*) Exchange rate differences

For calculating the cash flow statement for the current period the following PLN/EUR exchange rates were applied:

- data in A,B,C,D, E – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 4.4474
- data in F – as set by the NBP as at 31 December 2002, i.e. 4.0202
- data in G – as set by the NBP as at 31 December 2003, i.e. 4.7170.

For calculating the data of the cash flow statement for the comparable period the following PLN/EUR exchange rates were applied:

KGHM Polska Miedź S.A. SA-R 2003 in '000' PLN
EXEMPTION NUMBER: 82-4639

- data in A,B,C,D, E – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 3.8697
- data in F – as set by the NBP as at 31 December 2001, i.e. 3.5219
- data in G – as set by the NBP as at 31 December 2002, i.e. 4.0202.

12. DIFFERENCES BETWEEN POLISH AND INTERNATIONAL ACCOUNTING STANDARDS.

The Company applies accounting principles and methods in accordance with the Accounting Act of 29 September 1994. The financial result and certain balance sheet items differ in amount from that which would be shown in financial statements prepared in accordance with International Accounting Standards ('IAS').
Differences between the accounting principles applied by the Company and those of IAS arise as a result of the matters described below:

12.1 Accounting for the effects of hyperinflation in prior years

In the financial statements of the Company the effects of hyperinflation were not accounted for in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies. This relates to the purchase of fixed assets during a hyperinflationary period in prior years, in which the purchase price would be adjusted to that of the equivalent purchasing power on the balance sheet date in financial statements prepared during this period. The carrying value of these assets and of other non-cash assets adjusted in this way becomes a cost in later financial statements, and also the basis for depreciation calculations. In approximation this concerns fixed assets purchased prior to the second half of the financial year 1996.

12.2 Revaluation of fixed assets

A portion of fixed assets is shown at a revalued amount determined as at 1 January 1995 in accordance with a Ruling by the Minister of Finance dated 20 January 1995 (Dz.U. Nr 7 item 34). The method applied for the revaluing of fixed assets does not however fulfil the requirements of IAS concerning the revaluation of fixed assets since, according to IAS, on the balance sheet date the revalued amount should not significantly differ from the fair value of the asset. The most recent revaluation of fixed assets was carried out by the Company based on the level of prices in September 1994, as a result of which the estimated value may significantly differ from the fair value of fixed assets as at the end of the period. In addition, revaluation should include all fixed assets within a given group, and not only those purchased prior to 1 January 1995.

12.3 Specialised spare parts

In the financial statements of the Company spare parts are accounted for as an element of inventory. According to IAS, specialised spare parts which are utilised for a period longer than one year, or are utilised solely for either maintenance or for the servicing of certain fixed assets, should also be included amongst fixed assets and depreciated for a period not longer than the related fixed asset.

12.4 Scope of disclosures

The requirements of certain International Accounting Standards comprise a broader scope of disclosures than that of this annual report.

EXEMPTION NUMBER: 82-4639

BALANCE SHEET	Note	2003	2002
ASSETS			
I. Fixed assets		6 621 088	6 439 830
1. Intangible fixed assets, of which:	1	23 896	18 097
- goodwill			
2. Tangible fixed assets	2	3 132 309	3 014 129
3. Long term debtors	3, 8	46 716	48 016
3.1. From related entities		44 876	46 086
3.2. From other entities		1 840	1 930
4. Long term investments	4	3 117 920	3 167 556
4.1. Real estate			
4.2. Intangible fixed assets			
4.3. Long term financial assets		3 117 920	3 167 556
a) in related entities, of which:		2 617 941	2 590 088
- shares in subordinated entities valued by the equity method			
b) in other entities		499 979	577 468
4.4. Other long term investments			
5. Long term prepayments	5	300 247	192 032
5.1. Deferred income tax asset		299 000	187 704
5.2. Other prepayments		1 247	4 328
II. Current assets		2 074 257	1 715 242
1. Inventory	6	776 931	846 855
2. Short term debtors	7, 8	541 006	585 971
2.1. From related entities		49 754	44 158
2.2. From other entities		491 252	541 813
3. Short term investments		750 973	277 790
3.1 Short term financial assets	9	750 973	277 790
a) in related entities		3 515	
b) in other entities		476 650	159 319
c) cash and cash equivalents		270 808	118 471
3.2. Other short term investments			
4. Short term prepayments	10	5 347	4 626
Total assets		8 695 345	8 155 072
SHAREHOLDERS' FUNDS AND LIABILITIES			
I. Shareholders' Funds		4 006 502	4 010 925
1. Share capital	12	2 000 000	2 000 000
2. Called up share capital not paid (negative value)			
3. Own shares (negative value)	13		
4. Reserve capital	14	1 194 236	998 829
5. Revaluation reserve capital	15	400 709	821 939
6. Other reserve capital	16		
7. Retained profit (uncovered loss) from prior years			(64 389)
8. Net profit (loss)		411 557	254 546
9. Write-off of net profit in the financial year (negative value)	17		
II. Liabilities and provisions for liabilities		4 688 843	4 144 147
1. Provisions for liabilities	18	1 313 634	1 354 599
1.1. Deferred income tax provision		193 878	196 940
1.2. Provision for retirement and related benefits		671 629	660 551
a) long term		619 978	611 996
b) short term		51 651	48 555
1.3. Other provisions		448 127	497 108
a) long term		407 742	412 859
b) short term		40 385	84 249
2. Long term liabilities	19	1 447 717	1 206 122
2.1. Toward related entities			
2.2. Toward other entities		1 447 717	1 206 122
3. Short term liabilities	20	1 777 691	1 439 125
3.1. Toward related entities		133 714	208 366
3.2. Toward other entities		1 585 112	1 176 623
3.3. Special funds		58 865	54 136
4. Accruals and deferred income	21	149 801	144 301
4.1. Negative goodwill			
4.2. Other accruals and deferred income		149 801	144 301
a) long term		2 630	2 078
b) short term		147 171	142 223
Total shareholders' funds and liabilities		8 695 345	8 155 072

EXEMPTION NUMBER: 82-4639

Net assets		4 006 502	4 010 925
Shares outstanding		200 000 000	200 000 000
Net assets per share (in PLN)	22	20.03	20.05
Diluted shares outstanding			
Diluted net assets per share (in PLN)	22		

OFF-BALANCE SHEET ITEMS	Note	2003	2002
1. Contingent debtors	23	44 590	44 650
1.1. From related entities (due to)			
- received guarantees			
1.2. From other entities (due to)		44 590	44 650
- received guarantees			
- contested State budget issues		43 992	44 410
- other		598	240
2. Contingent liabilities	23	17 357	250
2.1. Toward related entities (due to)		17 357	
- granted guarantees		17 357	
2.2. Toward other entities (due to)			250
- granted guarantees			250
3. Other (due to)		285 989	320 752
- liabilities due to bills of exchange		8 000	3 557
- liabilities due to perpetual usufruct of Treasury land		170 302	170 406
- liabilities due to leased fixed assets		6 886	3 030
- liabilities due to rationalisation and R&D work, and other unrealised agreements		99 885	64 659
- contested State budget liabilities			76 870
- other liabilities (unresolved and disputed issues etc.)		916	2 230

EXEMPTION NUMBER: 82-4639

PROFIT AND LOSS ACCOUNT	Note	2003	2002
I. Net revenue from the sale of products, goods and materials, of which:		4 740 788	4 480 185
- from related entities		898 976	965 361
1. Net revenue from the sale of products	24	4 693 632	4 455 686
2. Net revenue from the sale of goods and materials	25	47 156	24 499
II. Cost of products, goods and materials sold, of which:		(3 806 199)	(3 843 029)
- for related entities		(701 044)	(828 136)
1. Cost of manufactured products sold	26	(3 764 952)	(3 821 487)
2. Cost of goods and materials sold		(41 247)	(21 542)
III. Gross profit (loss) (I-II)		934 589	637 156
IV. Selling costs	26	(80 084)	(74 800)
V. General administrative costs	26	(423 726)	(418 416)
VI. Profit (loss) from sales (III-IV-V)		430 779	143 940
VII. Other operating income		62 594	148 582
1. Profit from disposal of non-financial assets		245	378
2. Subsidies		273	160
3. Other operating income	27	62 076	148 044
VIII. Other operating costs		(135 455)	(168 744)
1. Loss from disposal of non-financial assets			
2. Revaluation of non-financial assets		(47 048)	(28 838)
3. Other operating costs	28	(88 407)	(139 906)
IX. Operating profit (loss) (VI+VII-VIII)		357 918	123 778
X. Financial income	29	724 859	517 432
1. Dividends and share in profit, of which:		49 012	4 623
- from related entities		1 290	4 623
2. Interest, of which:		126 863	199 144
- from related entities		96 188	129 336
3. Profit from the sale of investments	31	162 393	131 090
4. Revaluation of investments		356 485	146 741
5. Other		30 106	35 834
XI. Financial costs	30	(513 463)	(331 105)
1. Interest, of which:		(90 964)	(141 126)
- to related entities		(21)	
2. Loss from the sale of investments	31		
3. Revaluation of investments		(365 272)	(125 106)
4. Other		(57 227)	(64 873)
XII. Profit (loss) before extraordinary items and taxation (IX+X-XI)		569 314	310 105
XIII. Result on extraordinary items (XIII.1.-XIII.2.)		17	(25)
1. Extraordinary gains	32	52	4
2. Extraordinary losses	33	(35)	(29)
XIV. Profit (loss) before taxation (XII+/-XIII)		569 331	310 080
XV. Taxation	34	(157 777)	(56 014)
a) current taxation		(150 503)	(40 538)
b) deferred taxation		(7 274)	(15 476)
XVI. Other obligatory deductions from profit (loss increase)	35	3	480
XVII. Share in net profit (loss) of subordinated entities valued by the equity method	36		
XVIII. Net profit (loss) (XIV-XV-XVI+/-XVII)		411 557	254 546

Net profit (loss) (annualised)		411 557	254 546
Weighted average number of ordinary shares		200 000 000	200 000 000
Net profit (loss) per share (in PLN)	38	2.06	1.27
Weighted average diluted number of ordinary shares			
Diluted net profit (loss) per ordinary share (in PLN)	38		

EXEMPTION NUMBER: 82-3639

DESCRIPTION OF CHANGES IN SHAREHOLDERS' FUNDS	2003	2002
I. Shareholders' funds - beginning of the period	4 010 925	3 696 075
a) changes of accounting policies		(72 997)
b) corrections due to error		
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	4 010 925	3 623 078
1. Share capital - beginning of the period	2 000 000	2 000 000
1.1. Changes in share capital		
a) increase, due to:		
- issue of shares		
b) decrease, due to:		
- redemption of shares		
1.2. Share capital - end of the period	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period		
2.1. Changes in called up capital not paid		
a) increase (due to)		
b) decrease (due to)		
2.2. Called up capital not paid - end of the period		
3. Own shares - beginning of the period		
3.1. Changes in own shares		
a) increase, due to:		
b) decrease, due to:		
3.2. Own shares - end of the period		
4. Reserve capital - beginning of the period	998 829	1 184 267
4.1. Changes in reserve capital	195 407	(185 438)
a) increase, due to:	259 796	4 585
- issue of shares over nominal value		
- from profit distribution (statutory)		
- from profit distribution (over statutorily-required minimum value)	254 546	
- transfer from revaluation reserve capital	5 250	4 585
b) decrease, due to:	(64 389)	(190 023)
- coverage of losses	(64 389)	(190 023)
4.2. Reserve capital - end of the period	1 194 236	998 829
5. Revaluation reserve capital - beginning of the period	821 939	701 831
5.1. Changes in revaluation reserve capital	(421 230)	120 108
a) increase, due to:	121 631	305 119
- settlement of hedging instruments		16 055
- valuation of hedging transactions, in the effective part		289 064
- creation of a deferred tax asset	121 631	
b) decrease, due to:	(542 861)	(185 011)
- disposal of tangible fixed assets	(6 726)	(4 646)
- valuation of hedging transactions, in the effective part	(455 340)	(29 207)
- settlement of hedging instruments	(80 795)	(101 610)
- creation of a deferred income tax provision		(49 548)
5.2. Revaluation reserve capital - end of the period	400 709	821 939
6. Other reserve capital - beginning of the period		
6.1. Changes in other reserve capital		
a) increase, due to:		
b) decrease, due to:		
6.2. Other reserve capital - end of the period		

EXEMPTION NUMBER: 82-1339

7. Retained profit (uncovered losses) from prior years - beginning of the period	190 157	(190 023)
7.1. Retained profit from prior years - beginning of the period	254 546	
a) changes to accounting methodology (policies)		
b) corrections due to error		
7.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	254 546	
a) increase, due to:		
- distribution of profit from prior years		
b) decrease, due to:	(254 546)	
- transfer to reserve capital	(254 546)	
7.3. Retained profit from prior years - end of the period		
7.4. Uncovered losses from prior years - beginning of the period	(64 389)	(190 023)
a) changes to accounting methodology (policies)		(72 997)
b) corrections due to error		
7.5. Uncovered losses from prior years - beginning of the period, after adjustment with comparative data	(64 389)	(263 020)
a) increase, due to:		
- transfer of losses from prior years to be covered		
b) decrease, due to:	64 389	198 631
- valuation of embedded instruments		8 608
- coverage of loss from reserve capital	64 389	190 023
7.6. Uncovered losses from prior years - end of the period		(64 389)
7.7. Retained profit (uncovered losses) from prior years - end of the period		(64 389)
8. Net result	411 557	254 546
a) net profit	411 557	254 546
b) net loss		
c) write-off from profit		
II. Shareholders' funds - end of the period	4 006 502	4 010 925
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of losses)	4 006 502	4 010 925

STATEMENT OF CASH FLOWS	2003	2002
A. Net cash flow from operations (I+/-II) - indirect method		
I. Net profit (loss)	411 557	254 546
II. Total adjustments	408 826	405 551
1. Share in (profit) loss of entities valued by the equity method		
2. Depreciation	295 833	301 421
3. (Profit) loss on exchange rate differences	(18 489)	(1 569)
4. Interest and share in profits (dividends)	(57 176)	5 839
5. (Profit) loss on investing activities	(150 741)	(117 136)
6. Change in provisions	(462)	232 129
7. Change in inventories	69 924	78 687
8. Change in debtors	47 872	(156 584)
9. Change in short term liabilities, excluding bank and other loans	118 929	77 193
10. Change in prepayments and accruals	(22 309)	71 681
11. Other adjustments	125 445	(86 110)
III. Net cash flow from operations (I+/-II)	820 383	660 097
B. Cash flow from investing activities		
I. Inflow	1 705 696	4 168 971
1. The sale of intangible fixed assets and tangible fixed assets	926	1 299
2. The sale of investments in real estate and intangible assets		
3. From financial assets, of which:	1 703 850	4 167 672
a) in related entities	1 476 988	3 815 180
- the sale of financial assets	1 379 842	3 686 638
- dividends and share in profit	1 290	4 623
- repayment of long term loans granted		
- interest	95 856	123 919
- other inflow from financial assets		
b) in other entities	226 862	352 492
- the sale of financial assets	66 873	339 950
- dividends and share in profit	47 497	
- repayment of long term loans granted	98 050	
- interest	14 442	12 542
- other inflow from financial assets		
4. Other investment inflow	920	
II. Outflow	(1 938 550)	(4 586 251)
1. The purchase of intangible fixed assets and tangible fixed assets	(352 624)	(354 010)
2. The purchase of real estate and intangible fixed assets		
3. For financial assets, of which:	(1 577 158)	(4 229 335)
a) in related entities	(1 504 800)	(3 927 099)
- the purchase of financial assets	(1 504 800)	(3 927 099)
- long term loans granted		
- other financial assets		
b) in other entities	(72 358)	(302 236)
- the purchase of financial assets	(72 358)	(297 236)
- long term loans granted		
- other financial assets		(5 000)
4. Other investment outflow	(8 768)	(2 906)
III. Net cash flow from investing activities (I-II)	(232 854)	(417 280)
C. Cash flow from financing activities		
I. Inflow	1 907 735	1 288 862
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital		
2. Bank and other loans	1 907 735	1 288 862
3. The issuance of debt securities		
4. Other financial inflow		
II. Outflow	(2 341 654)	(1 458 120)
1. The purchase of own shares		
2. Dividends and other shareholder-related payments		
3. Other outflow from profit distribution, excepting shareholder-related payments		
4. Repayment of bank and other loans	(2 215 099)	(1 312 590)
5. The buy-back of debt securities		
6. Due to other financial liabilities		
7. The payment of liabilities from financial leasing agreements	(3 718)	(221)
8. Interest	(122 837)	(145 309)
9. Other financial outflow		
III. Net cash flow from financing activities (I-II)	(433 919)	(169 258)
D. Total net cash flow(A.III+/-B.III+/-C.III)	153 610	73 559
E. Change in balance sheet total of cash and cash equivalents, of which:	152 337	73 408
- change in cash and cash equivalents due to exchange rate differences	(1 273)	(150)
F. Cash and cash equivalents - beginning of the period	118 727	45 168
G. Cash and cash equivalents - end of the period (F+/-D), of which:	272 337	118 727
- including those having limited rights of disposal	39 080	20 234

EMPTION NUMBER: 82-4639

ADDITIONAL INFORMATIONS AND EXPLANATIONS

A. EXPLANATORY NOTES

EXPLANATORY NOTES TO THE BALANCE SHEET

Note 1A.

INTANGIBLE FIXED ASSETS	2003	2002
a. Research and development costs	5 212	2 887
b. Purchased goodwill		
c. Purchased concessions, patents, licenses and similar items, of which:	18 684	15 210
- computer software	5 305	1 744
d. Other intangible fixed assets		
e. Prepayments for intangible fixed assets		
Total intangible fixed assets	23 896	18 097

Note 1B.

MOVEMENTS IN INTANGIBLE FIXED ASSETS (by type)

	a	b	c		d	e	
	research and development costs	purchased goodwill	purchased concessions, patents, licenses and similar items	- computer software	other intangible fixed assets	prepayments for intangible fixed assets	Total intangible fixed assets
a. Gross book value at the beginning of the period	4 855		55 530	13 818	81		60 466
b. Additions, due to:	3 232		12 564	5 592			15 796
- transfer from tangible fixed assets under construction	2 058		12 564	5 592			14 622
- other	1 174						1 174
c. Disposals, due to:	(62)		(4 523)	(525)			(4 585)
- liquidation	(62)		(4 155)	(238)			(4 217)
- donations			(5)	(5)			(5)
- other			(363)	(282)			(363)
d. Gross book value at the end of the period	8 025		63 571	18 885	81		71 677
e. Accumulated depreciation at the beginning of the period	1 968		40 320	12 074	81		42 369
f. Depreciation for the period, due to:	845		4 567	1 506			5 412
- current depreciation	907		8 466	2 031			9 373
- liquidation	(62)		(3 531)	(238)			(3 593)
- donations			(5)	(5)			(5)
- other			(363)	(282)			(363)
g. Accumulated depreciation at the end of the period	2 813		44 887	13 580	81		47 781
h. Write-offs due to permanent diminution in value at the beginning of the period							
- additions							
- disposals							
i. Write-offs due to permanent diminution in value at the end of the period							
j. Net book value of intangible fixed assets at the end of the period	5 212		18 684	5 305			23 896

EXEMPTION NUMBER: 82-

Note 1C.

INTANGIBLE FIXED ASSETS BY CLASS OF OWNERSHIP	2003	2002
a. Intangible fixed assets owned by the company	23 896	18 097
b. Intangible fixed assets used on the basis of a rental, lease or similar agreements, including leasing agreements		
Total intangible fixed assets	23 896	18 097

Note 2A.

TANGIBLE FIXED ASSETS	2003	2002
a. Fixed assets, of which:	2 703 202	2 680 500
- land (including perpetual usufruct of land)	8 359	7 857
- buildings, premises and land and water engineering infrastructure	1 517 615	1 524 541
- plant and machinery	1 138 290	1 112 135
- vehicles	31 449	28 181
- other tangible fixed assets	7 489	7 786
b. Fixed assets under construction	429 107	333 629
c. Prepayments for fixed assets under construction		
Total tangible fixed assets	3 132 309	3 014 129

Note 2B.

MOVEMENTS IN TANGIBLE FIXED ASSETS (BY TYPE)

	- land (including perpetual usufruct of land)	- buildings, premises and land and water engineering infrastructure	- plant and machinery	- vehicles	- other tangible fixed assets	Total tangible fixed assets
a. Gross book value at the beginning of the period	7 918	3 818 745	3 500 095	109 089	79 971	7 515 818
b. Additions, due to:	528	76 080	227 728	10 007	2 359	316 702
- purchase	90	1 466				1 556
- transfer from tangible fixed assets under construction	438	73 817	227 078	4 816	2 359	308 508
- used based on lease agreements			495	5 191		5 686
- reclassification		797	45			842
- other			110			110
c. Disposals, due to:		(25 505)	(94 096)	(3 535)	(35 754)	(158 890)
- assets scrapped		(24 543)	(76 685)	(1 729)	(1 695)	(104 652)
- sales		(917)	(4 907)	(1 121)	(38)	(6 983)
- donations and items freely granted			(395)	(93)	(17)	(505)
- reclassification		(45)	(797)			(842)
- reclassification as off-balance sheet item			(11 281)	(592)	(33 996)	(45 869)
- other items			(31)		(8)	(39)
d. Gross book value at the end of the period	8 446	3 869 320	3 633 727	115 561	46 576	7 673 630
e. Accumulated depreciation at the beginning of the period	61	2 294 204	2 387 960	80 908	72 185	4 835 318
f. Depreciation for the period, due to:	26	55 117	107 303	3 204	(33 098)	132 552
- current depreciation	26	77 920	199 462	6 411	2 641	286 460
- sales		(409)	(4 827)	(1 055)	(38)	(6 329)
- assets scrapped		(23 159)	(74 890)	(1 467)	(1 681)	(101 197)
- donations and items freely granted			(391)	(93)	(17)	(501)
- reclassification as off-balance sheet item			(11 281)	(592)	(33 996)	(45 869)
- reclassification and other items		765	(770)		(7)	(12)
g. Accumulated depreciation at the end of the period	87	2 349 321	2 495 263	84 112	39 087	4 967 870
h. Write-offs due to permanent diminution in value at the beginning of the period						
- additions		2 384	174			2 558
- disposals						
i. Write-offs due to permanent diminution in value at the end of the period		2 384	174			2 558
i. Net book value at the end of the period	8 359	1 517 615	1 138 290	31 449	7 489	2 703 202

EXEMPTION NUMBER: 82-4639

Note 2C.

FIXED ASSETS BY CLASS OF OWNERSHIP	2003	2002
a. Own tangible fixed assets	2 692 939	2 674 687
b. Tangible fixed assets used on the basis of a rental, lease or similar agreements, including leasing agreements	10 263	5 813
- financial leasing	10 263	5 813
Total tangible fixed assets	2 703 202	2 680 500

Note 2D.

OFF-BALANCE SHEET FIXED ASSETS	2003	2002
Fixed assets used on the basis of rental, lease, or similar agreements, including leasing agreement, including:	177 188	173 436
- value of perpetual usufruct of land	170 302	170 406
- leased fixed assets not subject to depreciation	6 886	3 030
Total off-balance sheet fixed assets	177 188	173 436

Note 3A.

LONG TERM DEBTORS	2003	2002
a) debtors from related entities, of which:	44 876	46 086
- from subsidiaries, due to:	44 876	46 086
- additional payments to capital	44 812	44 512
- other debtors	64	1 574
- from co-subsidiaries, due to:		
- from associates, due to:		
- from significant investor, due to:		
- from dominant entity, due to:		
b) from other entities, of which:	1 840	1 930
- additional payments to capital		
- other debtors	1 840	1 930
Net long term debtors	46 716	48 016
c) Allowance for debtors		
Gross long term debtors	46 716	48 016

Note 3B.

CHANGE IN LONG TERM DEBTORS (BY TYPE)	2003	2002
a) beginning of the period	48 016	2 336
- additional payments to capital	44 512	
- other debtors	3 504	2 336
b) increase, due to:	300	45 911
- disposal of financial assets		1 399
- transfer of short term additional payments to capital	300	44 512
c) decrease, due to:	1 600	(231)
- transfer of other long term debtors to short term debtors	1 251	(231)
- repayment of debtors	349	
d) end of the period	46 716	48 016
- additional payments to capital	44 812	
- other debtors	1 904	48 016

Note 3C.

CHANGE IN ALLOWANCE FOR LONG TERM DEBTORS	2003	2002
Beginning of the period		
a) increase, due to:		
b) decrease, due to:		
Allowance for long term debtors at the end of the period		

Note 3D.

LONG TERM DEBTORS (BY CURRENCY)	2003	2002
a) in Polish currency	46 716	48 016
b) in foreign currency		
b1.unit / currency '000 / USD		
'000PLN		
b2.unit / currency '000 / EUR		
'000PLN		
b3.unit / currency '000 / GBP		
'000PLN		
b4. other currencies in '000PLN		
Total long term debtors	46 716	48 016

 EXEMPTION NUMBER: 82-4639

Note 4A.

CHANGE IN REAL ESTATE (BY TYPE)	2003	2002
a) beginning of the period		
b) increase, due to:		
c) decrease, due to:		
d) end of the period		

Note 4B.

CHANGE IN INTANGIBLE FIXED ASSETS (by type)	2003	2002
a) beginning of the period		
b) additions, due to:		
c) disposals, due to:		
d) end of the period		

Note 4C.

LONG TERM FINANCIAL ASSETS	2003	2002
a) in subsidiaries	2 616 632	2 588 779
- shares	1 236 832	1 216 132
- debt securities	1 379 800	1 372 647
- other securities (by type)		
- loans granted		
- other long term financial assets (by type)		
b) in co-subsidiaries		
- shares		
- debt securities		
- other securities (by type)		
- loans granted		
- other long term financial assets (by type)		
c) in associates	1 309	1 309
- shares	1 309	1 309
- debt securities		
- other securities (by type)		
- loans granted		
- other long term financial assets (by type)		
d) in significant investor		
- shares		
- debt securities		
- other securities (by type)		
- loans granted		
- other long term financial assets (by type)		
e) in dominant entity		
- shares		
- debt securities		
- other securities (by type)		
- loans granted		
- other long term financial assets (by type)		
f) in other entities	499 979	577 468
- shares	451 250	449 750
- debt securities		
- other securities (by type)	48 729	29 668
- participation unit	48 729	29 668
- loans granted		98 050
- other long term financial assets (by type)		
Total long term financial assets	3 117 920	3 167 556

EXEMPTION NUMBER: 82-4639

Note 4D.

SHARES IN SUBORDINATED ENTITIES VALUED BY THE EQUITY METHOD	2003	2002
a) goodwill of subordinated entities		
- subsidiaries		
- co-subsidiaries		
- associates		
b) negative goodwill of subordinated entities		
- subsidiaries		
- co-subsidiaries		
- associates		

Note 4E.

CHANGE IN GOODWILL - subsidiaries	2003	2002
a) gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) gross book value at the end of the period		
e) write-off of goodwill at the beginning of the period		
f) write-off of goodwill for the period		
g) write-off of goodwill at the end of the period		
h) net book value at the end of the period		

Note 4F.

CHANGE IN GOODWILL - co-subsidiaries	2003	2002
a) gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) gross book value at the end of the period		
e) write-off of goodwill at the beginning of the period		
f) write-off of goodwill for the period		
g) write-off of goodwill at the end of the period		
h) net book value at the end of the period		

Note 4G

CHANGE IN GOODWILL - associates	2003	2002
a) gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) gross book value at the end of the period		
e) write-off of goodwill at the beginning of the period		
f) write-off of goodwill for the period		
g) write-off of goodwill at the end of the period		
h) net book value at the end of the period		

Note 4H

CHANGE IN NEGATIVE GOODWILL - subsidiaries	2003	2002
a) gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) gross book value at the end of the period		
e) write-off of negative goodwill at the beginning of the period		
f) write-off of negative goodwill for the period		
g) write-off of negative goodwill at the end of the period		
h) net book value at the end of the period		

EXEMPTION NUMBER: 82-...

Note 4I

CHANGE IN NEGATIVE GOODWILL - co-subsidiaries	2003	2002
a) gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) gross book value at the end of the period		
e) write-off of negative goodwill at the beginning of the period		
f) write-off of negative goodwill for the period		
g) write-off of negative goodwill at the end of the period		
h) net book value at the end of the period		

Note 4J.

CHANGE IN NEGATIVE GOODWILL - associates	2003	2002
a) gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) gross book value at the end of the period		
e) write-off of negative goodwill at the beginning of the period		
f) write-off of negative goodwill for the period		
g) write-off of negative goodwill at the end of the period		
h) net book value at the end of the period		

Note 4K.

CHANGE IN LONG TERM FINANCIAL ASSETS (BY TYPE)	2003	2002
a) beginning of the period	3 167 556	1 838 258
- shares	1 667 191	1 714 017
- long term loans	98 050	98 050
- debt securities	1 372 647	
- other securities	29 668	25 750
- other long term financial assets		441
b) increase, due to:	1 435 406	1 499 254
- purchase of shares	6 500	1
- capital increase	20 000	546
- reversal of write-off due to permanent diminution in value related to the sale of shares		97 567
- reclassification from short term debt securities		1 372 647
- adjustment of surplus contribution in kind over book value of shares		6 045
- purchase of debt securities	1 379 800	
- purchase of other securities	29 106	4 818
- other increases of shares		17 630
c) decrease, due to:	(1 485 042)	(169 956)
- sale of shares		(139 776)
- repayment of loan	(98 050)	
- sale of long term debt securities	(1 372 647)	
- adjustment of surplus contribution in kind over book value of shares		(105)
- adjustments in value of shares	(4 300)	(9 529)
- adjustments in value of other securities	(779)	(900)
- other decreases of shares		(19 205)
- other decreases of other securities	(9 266)	
- other decreases of other long term financial assets		(441)
d) end of the period	3 117 920	3 167 556
- shares	1 689 391	1 667 191
- long term loans		98 050
- debt securities	1 379 800	1 372 647
- other securities	48 729	29 668

Note 4L.

SHARES IN SUBORDINATED ENTITIES

	a	b	c	d	e	f	g	h	i	j	k	l
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Character of capital relationship (subsidiaries, co-subsidiaries, associates, with description of direct and indirect relations)	Consolidation method applied / the equity method or indication that entity is not subject to consolidation / or equity method valuation	Date of gaining control / co-control / significant influence	Value at purchase price of shares	Write-offs adjusting the value (total)	Book value of shares	Percentage of share capital owned	Voting interest in the General Meeting	Other than defined under letter j) or k), basis of control / co-control / significant influence
1	CBPM CUPRUM Spółka z o.o. - OBR	Wrocław	Research and development	subsidiary	full	01.01.1993	3 506		3 506	100.00	100.00	
2	KGHM Polish Copper Limited	London	Copper trade	subsidiary	full	21.06.1991	6 903		6 903	100.00	100.00	
3	Dolnośląska Spółka Inwestycyjna S.A.	Lubin	Capital investments	subsidiary	full	01.01.1995	118 235	14 493	103 742	77.46	77.46	
4	MIEDZIOWE CENTRUM ZDROWIA S.A.	Lubin	Medical services	subsidiary	full	25.09.1995	54 279	31 116	23 163	100.00	100.00	
5	KGHM Metale S.A.	Legnica	Capital investments	subsidiary	full	11.10.1995	159 374	74 657	84 717	100.00	100.00	
6	Energetyka sp. z o.o.	Lubin	Production, distribution and trade in electrical and steam energy	subsidiary	full	01.01.1996	47 145		47 145	100.00	100.00	
7	CBJ sp. z o.o.	Lubin	Technical analyses and tests	subsidiary	full	18.11.1996	2 218		2 218	100.00	100.00	
8	KGHM Kupferhandelsges m.b.H	Viena	Copper trade	subsidiary	full	13.11.1996	925	29	896	100.00	100.00	
9	POL-MIEDŹ-TRANS spółka z o.o.	Lubin	Transport	subsidiary	full	01.10.1996	61 442		61 442	100.00	100.00	
10	DIALOG S.A.	Wrocław	Telecommunication services and cybernetics	subsidiary	full	11.06.1999	875 735		875 735	100.00	100.00	
11	KGHM CONGO S.P.R.L	Lubumbashi	Ore extraction services	subsidiary	full	16.03.1998	57 938	57 938		99.98	99.98	
12	KGHM Metraco sp. z o.o.	Legnica	Trade,agent and representative services	subsidiary	full	21.06.1991	12 865		12 865	98.96	98.96	
13	Zagłębie Lubin Sportowa Spółka Akcyjna	Lubin	Participation and organisation of professional sporting events	subsidiary	full	25.03.2003	5 000		5 000	66.68	66.68	
14	Towarzystwo Ubezpieczeń Wzajemnych "CUPRUM"	Lubin	Property and life insurance	subsidiary	equity method	11.06.1994	9 500		9 500	93.80	93.80	
15	MINOWA-KSANTE Spółka z o.o.	Trzebcz	Production of organic and non-organic chemicals, glues; production and sale mineral water and non-carbonated beverages	associated	equity method	17.08.1998	1 309		1 309	30.00	30.00	

Relate to column g:
when shares are acquired for contribution in kind, the purchase price is calculated as the nominal value adjusted by excess of valuation of contribution in kind over book value

EXEMPTION NUMBER: 82-[illegible]

Note 4M.

SHARES IN SUBORDINATED ENTITIES - continuation																		
	a	m							n			o			p	r	s	t
Item	Name of entity	Shareholders' Funds, of which:	Share capital	Called up capital not paid	Reserve Capital	Other Shareholders' Funds, of which:	Profit (loss) from prior years	Net Profit (loss)	Liabilities and provisions for liabilities, of which:	long term liabilities	short term liabilities	Debtors, of which:	long term debtors	short term debtors	Total assets	Revenue from sales	Share capital not paid by the issuer	Dividends received or due from prior year
1	CBPM CUPRUM Spółka z o.o. - OBR	6 236	3 506		2 088	642		326	4 290	2	4 288	5 625		5 625	10 526	20 604		
2	KGHM Polish Copper Limited*	15 109	7 567		7 520	22		22	2 937		2 937	2 814	233	2 581	25 982	562 091		
3	Dolnośląska Spółka Inwestycyjna S.A.	110 882	156 864			(45 982)	(46 343)	361	3 067	201	2 866	9 154	6 000	3 154	113 948	4 635		
4	MIEDZIOWE CENTRUM ZDROWIA S.A.	28 190	43 162			(14 972)	(9 867)	(5 105)	13 233	3 498	9 735	4 539		4 539	41 422	34 994		
5	KGHM Metale S.A.	112 840	159 374		579	(47 113)	(53 236)	6 123	6 141	1 351	4 790	4 922	1 220	3 702	118 981	8 115		
6	Energetyka sp. z o.o.	111 006	63 265		47 542	199		199	21 075	7 342	13 733	13 973		13 973	132 081	68 741		
7	CBJ sp. z o.o.	10 031	2 918		5 288	1 825		1 825	11 111	3 235	7 876	3 950		3 950	21 142	30 805		700
8	KGHM Kupferhandelsges m.b.H*	1 506	925			581		75	52 665	4 036	48 629	49 480		49 480	54 554	193 707		
9	POL-MIEDŹ-TRANS spółka z o.o.	147 980	137 423		1 545	9 012		9 012	56 322	12 545	43 777	19 811		19 811	204 301	386 619		
10	DIALOG S.A.	95 699	850 000			(754 301)	(1 015 521)	261 220	1 462 261	1 379 800	82 461	39 645		39 645	1 557 960	390 829		
11	KGHM CONGO S.P.R.L*	(35 002)	58 590			(93 592)	(93 683)	91	27 222		27 222	730		730	5 829	3 512		
12	KGHM Metraco sp. z o.o.	25 972	2 545		17 090	6 337		6 332	40 069	64	40 005	39 376		39 376	66 042	469 642		
13	Zagłębie Lubin Sportowa Spółka Akcyjna	(2 884)	3 193			(6 077)	(3 962)	(2 115)	5 546	306	5 240	151		151	2 663	7 847		
14	Towarzystwo Ubezpieczeń Wzajemnych "CUPRUM"	21 681	10 128		10 390	1 163		1 144	17 639	15 873	1 766	3 113		3 113	39 320	18 351		
15	MINOWA-KSANTE Spółka z o.o.	6 201	4 500		598	1 103	228	1 394	1 794	330	1 464	1 353		1 353	7 995	12 792		590

*historic valuation of share capital

Note 4N.

SHARES IN OTHER ENTITIES

	a	b	c	d	e		f	g	h	i
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Book value of shares	Shareholders' Funds, of which:	Share Capital	Percentage of share capital owned	Voting interest in the General Meeting	Share capital not paid by the issuer	Dividends received or due from prior year
1	Polkomtel S.A.	Warsaw	mobile telephony, telecommunication services	437 250	3 519 495	2 050 000	19.61	19.61		46 509
2	Polskie Towarzystwo Reasekuracyjne S.A.	Warsaw	organisation and conduct of indirect insurance activities (reassurance)	12 500	114 847	105 180	11.88	11.88		125
3	INTERFERIE Spółka z o.o.	Lubin	tourism, sanatorium and hotel management	1 500	52 807	38 000	3.95	3.95		
Total				451 250						

Note 4O.

SECURITIES, INTERESTS AND OTHER LONG TERM FINANCIAL ASSETS (BY CURRENCY)	2003	2002
a) In Polish currency	3 061 392	2 868 391
b) In foreign currency	56 528	201 115
b1.unit / currency '000 / USD	13 373	51 378
'000PLN	48 729	193 316
b2.unit / currency '000 / EUR	254	254
'000PLN	896	896
b3.unit / currency '000 / GBP	2 000	2 000
'000PLN	6 903	6 903
other currencies in '000PLN		
Total long term securities, interests and other long term financial assets	3 117 920	3 069 506

Note 4P.

SECURITIES, INTERESTS AND OTHER LONG TERM FINANCIAL ASSETS (BY TRANSFERABILITY)	2003	2002
A. Fully transferable securities, quoted on stock exchanges (Balance Sheet value)		
a. Shares (Balance Sheet value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
b. Bonds (Balance Sheet value)		
- value adjustments (for the period)		
- value at the beginning period		
- value at purchase price		
c. Other by type (Balance Sheet value)		
c1		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
B. Fully transferable securities, traded on over-the counter markets (Balance Sheet value)		
a. Shares (Balance Sheet value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
b. Bonds (Balance Sheet value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
c. Other by type (Balance Sheet value)		
c1		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
C. Fully transferable, not traded on regulated market (Balance Sheet value)		
a. Shares (Balance Sheet value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
b. Bonds (Balance Sheet value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
c. Other by type (Balance Sheet value)		
c1		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		

D. Securities with limited transferability (Balance Sheet value)	3 117 920	3 069 506
a. Shares (Balance Sheet value)	1 689 391	1 667 191
- value adjustments (for the period)	(4 300)	(9 529)
- value at the beginning of the period	1 667 191	1 714 017
- value at purchase price	1 863 467	1 836 967
b. Bonds (Balance Sheet value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
c. Other by type (Balance Sheet value)	1 428 529	1 402 315
c1. participation unit	48 729	29 668
- value adjustments (for the period)	(779)	(900)
- value at the beginning of the period	29 668	25 750
- value at purchase price	51 934	32 093
c2. Prepayments for long term financial assets		
- value adjustments (for the period)		
- value at the beginning of the period		441
- value at purchase price		
c3. Debt securities	1 379 800	1 372 647
- value adjustments (for the period)		
- value at the beginning of the period	1 372 647	
- value at purchase price	1 379 800	1 372 647
Total value at purchase price	3 295 201	3 241 707
Total value at the beginning of the period	3 069 506	1 740 208
Total adjustments (for the period)	(5 079)	(10 429)
Total Balance Sheet value	3 117 920	3 069 506

Note 4Q.

LONG TERM LOANS GRANTED (BY CURRENCY)	2003	2002
a) Loans in Polish currency		98 050
b) Loans in foreign currency		
b1.unit / currency '000 / USD		
'000PLN		
b2.unit / currency '000 / EUR		
'000PLN		
b3.unit / currency '000 / GBP		
'000PLN		
other currencies in '000PLN		
Total long term loans granted		98 050

Note 4R.

OTHER LONG TERM INVESTMENTS (BY TYPE)	2003	2002
Total other long term investments		

Note 4S.

CHANGE IN OTHER LONG TERM INVESTMENTS (BY TYPE)	2003	2002
a) beginning of the period		
b) increase, due to:		
c) decrease, due to:		
d) end of the period		

Note 4T.

OTHER LONG TERM INVESTMENTS (BY CURRENCY)	2003	2002
a) in Polish currency		
b) in foreign currency		
b1.unit / currency '000 / USD		
'000PLN		
b2.unit / currency '000 / EUR		
'000PLN		
b3.unit / currency '000 / GBP		
'000PLN		
other currencies in '000PLN		
Total other long term investments		

Note 5A

CHANGE IN DEFERRED INCOME TAX ASSETS	2003	2002
1. Deferred income tax assets at the beginning of the period, of which:	187 704	150 247
a) recognised in financial result		
b) recognised in shareholders' funds	187 704	150 247
- exchange rate differences	4 090	3 618
- short term provisions due to wages	30 994	3 500
- valuation of derivative transactions	30 871	20 082
- provisions for future employee benefits	60 286	50 143
- depreciation	9 878	8 148
- provision for mine closure	8 870	
- revaluation of hedging instruments		2 295
- other	42 715	62 461
c) recognised in goodwill or negative goodwill		
2. Increases	363 567	112 892
a) recognised in financial result for the period in connection with negative timing differences, due to:	136 701	104 022
- exchange rate differences	6 616	3 109
- interest	474	2 575
- short term provisions for wages	22 826	30 477
- valuation of derivative transactions	77 618	30 871
- provisions for future employee benefits	1 677	12 881
- depreciation	2 826	4 687
- mine closure	3 466	
- revaluation of hedging instruments	16 411	
- other	4 787	19 422
b) recognised in financial result for the period due to negative taxable base		
c) recognised in shareholders' funds in connection with negative timing differences, due to:	226 866	8 870
- revaluation of hedging instruments	226 866	
- change in principles for creation of mine closure provisions		8 870
d) recognised in shareholders' funds due to negative taxable base		
e) recognised in goodwill or negative goodwill in connection with negative timing differences		
3. Decreases	(252 271)	(75 435)
a) recognised in financial result for the period in connection with negative timing differences, due to:	(106 533)	(72 828)
- exchange rate differences	(5 104)	(2 306)
- interest	(2 575)	(1 870)
- short term provisions for wages	(31 070)	(2 924)
- valuation of derivative transactions	(18 595)	(20 082)
- provisions for future employee benefits		(2 738)
- depreciation	(2 444)	(2 957)
- mine closure	(1 009)	
- release of unnecessary provisions	(3 909)	(4 582)
- tax rate changes	(34 177)	(969)
- other	(7 650)	(34 400)
b) recognised in financial result for the period in connection with negative taxable base		
c) recognised in shareholders' funds in connection with negative timing differences, due to:	(145 738)	(2 607)
- revaluation of hedging instruments	(111 579)	(2 295)
- exchange rate differences		(294)
- tax rate changes	(34 159)	(18)
d) recognised in shareholders' funds due to negative taxable base		
e) recognised in goodwill or negative goodwill in connection with negative timing differences		
4. Deferred tax assets at the end of the period	299 000	187 704
a) recognised in financial result	30 168	31 194
- exchange rate differences	1 512	803
- interest	(2 101)	705
- short term provisions for wages	(8 244)	27 553
- valuation of derivative transactions	59 023	10 789
- provisions for future employee benefits	1 677	10 143
- depreciation	382	1 730
- mine closure	2 457	
- revaluation of hedging instruments	16 411	
- release of unnecessary provisions	(3 909)	
- tax rate changes	(34 177)	
- other	(2 863)	(20 529)

b) recognised in shareholders' funds	268 832	156 510
- exchange rate differences	4 090	3 618
- short term provisions for wages	30 994	3 500
- valuation of derivative transactions	30 871	20 082
- provisions for future employee benefits	60 286	50 143
- depreciation	9 878	8 148
- provision for mine closure	8 870	8 870
- revaluation of hedging instruments	115 287	
- tax rate changes	(34 159)	
- other	42 715	62 149
c) recognised in goodwill or negative goodwill		

NEGATIVE TIMING DIFFERENCES

Item	Description	Type of timing differences	Beginning of period	End of period	Expiry date
	ASSETS				
A	Fixed Assets				
I	intangible assets	depreciation	16	10	to full depreciation
II	tangible fixed assets	depreciation	35 261	41 090	to full depreciation
B	Current assets				
I	inventory	valuation of inventories	740	236	until expiration
II	short term debtors	allowance	13 951	20 180	until expiration
		exchange rate differences	5 781	5 235	until expiration
		exchange rate differences recognised in the financial result of prior years	1 613	1 613	2005
		debtors due to consulting, expert opinions	13 717	12 159	2006
		debtors from Congo sprl	29 792	26 329	2006
		other		35	1.2004
III	short term investments				
	other short term financial assets	tax deductible premium received		86 373	2004-2006
		valuation of hedging transaction	104 779	41 419	2004
		valuation of embedded instruments	8	650	2004
	cash and cash equivalents	exchange rate differences	513	9 519	2004
		exchange rate differences recognised in the financial result of prior years	44	44	2004
	other securities	exchange rate differences	5 198		
	SHAREHOLDERS' FUNDS AND LIABILITIES				
A	Shareholders' funds	tax deductible exchange rate differences on bank loans	12 057	24 353	2006
		valuation of future cash flows hedging instruments		426 987	to realisation
B	Liabilities and provisions for liabilities				
I	provisions for liabilities	provision for a real estate tax	10 221	6 720	2004
		R&D projects	4 471	3 735	2004
		licensing fees	13 831		
		provision for anticipated costs	1 000	7 480	to realisation
		issues unresolved and contested in court	607	940	to realisation
		provision for scrapping of fixed assets	6 508	7 944	2006
		provision for long term employee benefits	223 280	232 107	to realisation
		other provisions for future costs and taxes	8 156	700	to realisation
		provision for mine closure	53 797	68 185	2007
II	long term liabilities	exchange rate differences on long term bank loans	105		
III	short term liabilities				
	bank loans	interest accrued on bank loans	9 517	2 479	1.2004
		exchange rate differences	3	8	2004
		accrued interest on liabilities	21	16	2004
	other short term liabilities	exchange rate differences	61	487	2004
		exchange rate differences recognised in the financial result of prior years	35	35	2004
		other		358	2004
	other financial liabilities	valuation of derivative transaction costs	9 558	412 563	2004-2006
		unpaid wages	96	61	2004
		valuation of embedded instruments	2 203	3 613	2004-2006
IV	accruals	annual bonus	97 792	103 966	6.2004
		provision for rationalization	12 056	10 782	2004
		provision for unused vacations	13 400	13 514	2004
		provision for mine damage	3 144	1 031	2004
		other provisions	561	728	2004
	Total of negative timing differences		693 893	1 573 684	

Note 5B.

OTHER PREPAYMENTS	2003	2002
a) prepayments of costs, of which:	1 247	4 328
- research and development	1 145	4 273
- depreciation of fixed assets being the initial equipment for a given site	41	3
- other	61	52
b) other prepayments, of which:		
Total other prepayments	1 247	4 328

EXEMPTION NUMBER: 82-4639

Note 6

INVENTORIES	2003	2002
a) Materials	40 117	44 407
b) Semi-finished products and work in progress	618 234	714 742
c) Finished products	117 841	87 259
d) Goods for resale		
e) Prepayments on deliveries	739	447
Total inventories	776 931	846 855

Registered pledge on inventories due to security a bank loan

Note 7A.

SHORT TERM DEBTORS	2003	2002
a) from related entities, of which:	49 754	44 158
- for goods, works and services:	48 104	40 713
- less than 12 months	48 104	40 713
- over 12 months		
- other	1 650	3 445
- disputed claims		
b) from other entities	491 252	541 813
- for goods, works and services:	289 397	271 308
- less than 12 months	289 397	271 308
- over 12 months		
- tax, subsidies, custom duties, social insurance and other	141 653	217 372
- other	60 202	53 133
- disputed claims		
Total net debtors	541 006	585 971
c) allowance for debtors	125 745	85 360
Total gross debtors	666 751	671 331

Note 7B.

SHORT TERM DEBTORS FROM RELATED ENTITIES	2003	2002
a) for goods, works and services, of which:	48 104	40 713
- from subsidiaries	48 042	40 446
- from co-subsidiaries		
- from associates	62	267
- from significant investor		
- from dominant entity		
b) other, of which:	1 650	3 445
- from subsidiaries	1 650	3 445
- from co-subsidiaries		
- from associates		
- from significant investor		
- from dominant entity		
c) disputed claims, of which:		
- from subsidiaries		
- from co-subsidiaries		
- from associates		
- from significant investor		
- from dominant entity		
Total short term net debtors from related entities	49 754	44 158
d) allowance for debtors from related entities	58 490	49 849
Total gross debtors from related entities	108 244	94 007

Note 7C.

CHANGE IN ALLOWANCE FOR SHORT TERM DEBTORS	2003	2002
Beginning of the period	85 360	52 916
a) increase, due to:	61 420	34 191
- creation of allowance for debtors	57 606	31 165
- reclassification	57	170
- increase of allowance due to change in exchange rates	3 735	2 797
- other	22	59
b) decrease, due to:	(21 035)	(1 747)
- utilisation of allowance for retired, doubtful and other debtors	(212)	(289)
- write-off of State budget debtors due to additional income tax assesment and interest	(11 699)	
- release of allowance due to repayment of debtors	(1 368)	(161)
- release of allowance due to reclassification of debtors	(57)	(170)
- adjustment of allowance due to change in exchange rates	(866)	(1 051)
- release of allowance for State budget debtors due to decision passed	(6 344)	
- other	(489)	(76)
Allowance for short term debtors at the end of the period	125 745	85 360

EXEMPTION NUMBER: 82-[illegible]

Note 7D.

SHORT TERM DEBTORS (BY CURRENCY)	2003	2002
a) Debtors in Polish currency	497 225	501 122
b) Debtors in foreign currency	169 526	170 209
b1.unit / currency '000 / USD	23 603	28 012
'000PLN	86 251	105 708
b2.unit / currency '000 / EUR	14 474	14 270
'000PLN	66 707	56 459
b3.unit / currency '000 / GBP	2 547	1 335
'000PLN	16 568	8 042
b4. other currencies in '000PLN		
Total short term debtors	666 751	671 331

Note 7E.

AGEING OF TRADE DEBTORS (GROSS) - REPAYMENT TERM REMAINING SINCE BALANCE SHEET DATE	2003	2002
a) Less than 1 month	232 990	234 389
b) Over 1 month to 3 months	73 602	23 649
c) Over 3 months to 6 months		
d) Over 6 months to 1 year		
e) Over 1 year		1
f) Overdue debtors	91 024	106 358
Total gross trade debtors	397 616	364 397
g) Allowance for trade debtors	(60 115)	(52 376)
Total net trade debtors	337 501	312 021

Note 7F.

AGEING OF OVERDUE TRADE DEBTORS (GROSS) - SHOWING OUTSTANDING DEBTORS IN THE GIVEN TERM	2003	2002
a) Less than 1 month	23 314	54 948
b) Over 1 month to 3 months	1 598	20 869
c) Over 3 months to 6 months	251	548
d) Over 6 months to 1 year	8 108	664
e) Over 1 year	57 753	29 329
Total gross overdue trade debtors	91 024	106 358
f) Allowance for overdue trade debtors	(60 115)	(52 376)
Total net overdue trade debtors	30 909	53 982

Note 8.

Of the total long and short term debtors the disputed and overdue debtors are:	In total	including those uncovered by provisions
- trade debtors	91 024	30 909
- other debtors	83 428	26 331

Note 9A.

SHORT TERM FINANCIAL ASSETS	2003	2002
a) in subsidiaries	3 515	
- shares and interest		
- debtors from dividends and other share in profit		
- debt securities		
- other securities (by type)		
- loans granted	3 515	
- other short term financial assets (by type)		
b) in co-subsidiaries		
- shares and interest		
- debtors from dividends and other share in profit		
- debt securities		
- other securities (by type)		
- loans granted		
- other short term financial assets (by type)		
c) in associates		
- shares and interest		
- debtors from dividends and other share in profit		
- debt securities		
- other securities (by type)		
- loans granted		
- other short term financial assets (by type)		

d) in significant investor		
- shares and interest		
- debtors from dividends and other share in profit		
- debt securities		
- other securities (by type)		
- loans granted		
- other short term financial assets (by type)		
e) in dominant entity		
- shares and interest		
- debtors from dividends and other share in profit		
- debt securities		
- other securities (by type)		
- loans granted		
- other short term financial assets (by type)		
f) in other entities	476 650	159 319
- shares and interest		
- debtors from dividends and other share in profit		
- debt securities		
- other securities (by type)		
- loans granted	600	
- other short term financial assets (by type)	476 050	159 319
- derivative instruments	475 825	156 162
- dividends	225	
- accrued interest from other long term financial assets		3 157
g) cash and cash equivalents	270 808	118 471
- cash in hand and at bank	21 445	22 109
- other cash and cash equivalents	5	
- other the monetary assets	249 358	96 362
Total short term financial assets	750 973	277 790

Note 9B.

SECURITIES, INTERESTS AND OTHER SHORT TERM FINANCIAL ASSETS (BY CURRENCY)	2003	2002
a) in Polish currency	212 297	132 872
b) in foreign currency	263 753	26 447
b1.unit / currency '000 / USD	67 206	6 904
'000PLN	263 753	26 447
b2.unit / currency '000 / EUR		
'000PLN		
b3.unit / currency '000 / GBP		
'000PLN		
other currencies in '000PLN		
Total securities, interest and other short term financial assets	476 050	159 319

Note 9C.

SECURITIES, INTERESTS AND OTHER SHORT TERM FINANCIAL ASSETS (BY TRANSFERABILITY)	2003	2002
A. Fully transferable securities, quoted on stock exchanges (Balance Sheet value)		
a. Shares (Balance Sheet value)		
- fair value		
- value at market price		
- value at purchase price		
b. Bonds (Balance Sheet value)		
- fair value		
- value at market price		
- value at purchase price		
c. Other by type (Balance Sheet value)		
c1		
- fair value		
- value at market price		
- value at purchase price		
B. Fully transferable securities, traded on over-the counter markets (Balance Sheet value)		
a. Shares (Balance Sheet value)		
- fair value		
- value at market price		
- value at purchase price		
b. Bonds (Balance Sheet value)		
- fair value		
- value at market price		
- value at purchase price		
c. Other by type (Balance Sheet value)		
c1.		
- fair value		
- value at market price		
- value at purchase price		
C. Fully transferable, not traded on regulated market (Balance Sheet value)		
a. Shares (Balance Sheet value)		
- fair value		
- value at market price		
- value at purchase price		
b. Bonds (Balance Sheet value)		
- fair value		
- value at market price		
- value at purchase price		
c. Other by type (Balance Sheet value)		
c1.		
- fair value		
- value at market price		
- value at purchase price		
D. Securities with limited transferability (Balance Sheet value)	476 050	159 319
a. Shares (Balance Sheet value)		
- fair value		
- value at market price		
- value at purchase price		
b. Bonds (Balance Sheet value)		
- fair value		
- value at market price		
- value at purchase price		
c. Other by type (Balance Sheet value)	476 050	159 319
c1. Derivative instruments (Balance Sheet value)	469 407	156 162
- fair value	469 407	156 162
- value at market price		
- value at purchase price	93 909	4 665
c2. Embedded instruments (Balance Sheet value)	6 418	
- fair value	6 418	
- value at market price		
- value at purchase price		
c3. Interest on loan (Balance Sheet value)		3 157
- fair value		
- value at market price		3 157
- value at purchase price		
c4. Dividend (Balance Sheet value)	225	
- fair value		
- value at market price		
- value at purchase price	225	
Total value at purchase price	94 134	4 665
Value at the beginning of the period	159 319	1 301 764
Total adjustments (for the period)	381 916	137 812
Total Balance Sheet value	476 050	159 319

Note 9D.

SHORT TERM LOANS GRANTED (BY CURRENCY)	2003	2002
a) Loans in Polish currency	4 115	
b) Loans in foreign currency		
b1.unit / currency '000 / USD		
'000PLN		
b2.unit / currency '000 / EUR		
'000PLN		
b3.unit / currency '000 / GBP		
'000PLN		
other currencies in '000PLN		
Total short term loans granted	4 115	

Note 9E.

CASH AND CASH EQUIVALENTS (BY CURRENCY)	2003	2002
a) in Polish currency	80 191	54 662
b) in foreign currency	190 617	63 809
b1.unit / currency '000 / USD	44 062	14 756
'000PLN	161 833	55 626
b2.unit / currency '000 / EUR	3 981	1 945
'000PLN	18 377	7 673
b3.unit / currency '000 / GBP	1 592	85
'000PLN	10 407	510
other currencies in '000PLN		
Total cash and cash equivalents	270 808	118 471

Note 9F.

OTHER SHORT TERM INVESTMENTS (BY TYPE)	2003	2002
Total other short term investments		

Note 9G.

OTHER SHORT TERM INVESTMENTS (BY CURRENCY)	2003	2002
a) in Polish currency		
b) in foreign currency		
b1.unit / currency '000 / USD		
'000PLN		
b2.unit / currency '000 / EUR		
'000PLN		
b3.unit / currency '000 / GBP		
'000PLN		
other currencies in '000PLN		
Total other short term investments		

Note 10.

SHORT TERM PREPAYMENTS	2003	2002
a) prepayments of costs, of which:	5 235	4 605
- research and development	1 653	2 973
- property and personnel insurance	1 221	985
- other	2 361	647
b) other prepayments, of which:	112	21
- unpaid interest on bank loans	112	21
Total short term prepayments	5 347	4 626

Note 11.

ADJUSTMENT IN VALUE DUE TO PERMANENT DIMINUTION OF VALUE

Item	Items of assets	Reason for adjustment	Amount of adjustment	of which: recognised in profit and loss account	of which: recognised in shareholders' funds
1	2	3	4	5	6
I	Fixed assets		180 791	6 858	173 933
-	tangible fixed assets	diminution of utility	2 558	2 558	
-	long term financial investments	permanent diminution of value	178 233	4 300	173 933
II	Current assets		106 967	49 546	57 421
-	debtors	collectability risk	106 967	49 546	57 421
	TOTAL		287 758	56 404	231 354

Note 12.

SHARE CAPITAL (STRUCTURE)								
Issue series	Type of share	Kind of preferences	Kind of limitation on shareholder rights	Amount of shares	Issue/Series' nominal value	Capital coverage method	Date of registration	Right to dividends (from date)
A*	Bearer	Ordinary	none	53 000 000	530 000	the statutory capital and part of state enterprise capital transferred into share capital	12-09-91	On registr. date
A	Bearer	Ordinary	none	147 000 000	1 470 000	transferring to share capital of the Company part of the reserve capital	16-05-97	01-01-97
Total amount of shares				200 000 000				
Total share capital					2 000 000			
Nominal value per share = 10 PLN								

*For purposes of comparison, the number of shares assumed following a stock split was authorised on the basis of resolution of the Extraordinary General Meeting of 30 April 1997 (date of registration 16 May 1997)

In the year 2003 there were no changes in the share capital of the Company. The share capital of the Company as at 31 December 2003 amounts to PLN 2 000 000 000 and is divided into 200 000 000 shares having a nominal value of PLN 10 each.

Based on information held by the Company, the ownership structure as at 31 December 2003 was as follows:

	Number of shares (same number of votes)	Nominal value of shares	% of share capital (same number of votes)
State Treasury*	88 567 589	885 675 890	44.28%
Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program)	11 895 544	118 955 440	5.95%
Powszechna Kasa Oszczędności Bank Polski S.A.*	10 750 922	107 509 220	5.38%
Other shareholders	88 785 945	887 859 450	44.39%

* based on information obtained under art.147 of the Law on the Public Trading of Securities

Note 13A.

COMPANY OWN SHARES				
Amount	Value at purchase price	Balance Sheet value	Reason of purchase	Designation

Note 13B.

ISSUER'S SHARES BEING SUBORDINATED ENTITIES' PROPERTY			
Name of the entity, location of Head Office	Amount	Value at purchase price	Balance Sheet value

Note 14.

RESERVE CAPITAL	2003	2002
a) Share premium account		
b) Statutory reserves	660 000	660 000
c) Reserve capital, created in accordance with statutory requirement, over the obligatory amount	534 236	338 829
d) Additional payments to reserve capital		
e) Other		
Total reserve capital	1 194 236	998 829

Note 15.

REVALUATION RESERVE CAPITAL	2003	2002
a) due to revaluation of tangible fixed assets	698 654	705 380
b) due to gains / losses on valuation of financial instruments, of which:	(370 028)	166 107
- due to valuation of hedging instruments	(370 028)	166 107
c) due to deferred income tax	72 083	(49 548)
d) exchange rate differences on foreign divisions		
e) other		
Total revaluation reserve capital	400 709	821 939

Note 16.

OTHER RESERVE CAPITAL (BY DESIGNATION)	2003	2002
Total other reserve capital		

Note 17.

WRITE-OFF OF NET PROFIT IN THE FINANCIAL YEAR	2003	2002
Total write-off of net profit in the financial year		

Note 18A.

CHANGE IN PROVISION FOR DEFERRED INCOME TAX	2003	2002
1. Provision for deferred income tax at the beginning of the period, of which:	196 940	100 806
a) recognised in financial result		
b) recognised in shareholders' funds	196 940	100 806
- exchange rate differences	1 795	5 966
- interest	1 750	6 907
- valuation of derivative transactions	39 986	27 236
- depreciation	93 069	55 637
- revaluation of future cash flow hedging instruments	49 548	
- valuation of embedded instruments	2 654	
- other	8 138	5 060
c) recognised in goodwill or negative goodwill		
2. Increases	205 944	137 842
a) recognised in financial result for the period in connection with positive timing differences, due to:	118 113	85 640
- exchange rate differences	4 454	1 789
- interest	801	1 490
- valuation of derivative transactions	67 732	39 529
- depreciation	40 560	39 311
- revaluation of future cash flow hedging instruments	4 090	
- other	476	3 521
b) recognised in shareholders' funds in connection with positive timing differences, due to:	87 831	52 202
- valuation of embedded instruments		2 654
- revaluation of hedging instruments	87 831	49 548
c) recognised in goodwill or negative goodwill in connection with positive timing differences, due to:		
3. Decreases	(209 006)	(41 708)
a) recognised in financial result for the period in connection with positive timing differences, due to:	(80 671)	(35 766)
- exchange rate differences	(6 533)	(18)
- interest	(1 687)	(6 638)
- valuation of derivative transactions	(28 034)	(26 762)
- depreciation	(13 428)	(1 879)
- valuation of embedded instruments	(1 195)	
- release of unnecessary provisions	(14)	
- tax rate changes	(28 413)	
- other	(1 367)	(469)
b) recognised in shareholders' funds in connection with positive timing differences, due to:	(128 335)	(5 942)
- exchange rate differences		(5 942)
- revaluation of future cash flow hedging instruments	(111 579)	
- release of unnecessary provisions	(12 948)	
- tax rate changes	(3 808)	
c) recognised in goodwill or negative goodwill in connection with positive timing differences		
4. Total provision for deferred income tax at the end of the period	193 878	196 940
a) recognised in financial result	37 442	49 874
- exchange rate differences	(2 079)	1 771
- interest	(886)	(5 148)
- valuation of derivative transactions	39 698	12 767
- depreciation	27 132	37 432
- valuation of embedded instruments	(1 195)	
- revaluation of future cash flow hedging instruments	4 090	
- release of unnecessary provisions	(14)	
- tax rate changes	(28 413)	
- other	(891)	3 052

b) recognised in shareholders' funds	156 436	147 066
- exchange rate differences	1 795	24
- interest	1 750	6 907
- valuation of derivative transactions	39 986	27 236
- depreciation	93 069	55 637
- valuation of embedded instruments	2 654	2 654
- revaluation of future cash flow hedging instruments	25 800	49 548
- release of unnecessary provisions	(12 948)	
- tax rate changes	(3 808)	
- other	8 138	5 060
c) recognised in goodwill or negative goodwill		

POSITIVE TEMPORARY DIFFERENCES

Item	Description	Type of timing differences	Beginning of period	End of period	Expiry date
1	2	3	4	5	6
	ASSETS				
A	Fixed assets				
I	intangible fixed assets	depreciation	105	2 231	until expiration
II	tangible fixed assets	depreciation	345 271	506 884	until expiration
B	Current assets				
I	inventory	valuation of inventories	62	92	2004
II	short term debtors	accrued interest on debtors	3 282	4 327	2004
		accrued interest on debtors	34	34	2006
		accrued penalties	29	4	2004
		income from decrease of capital	1 584		
		accrued positive exchange rate differences	114	5 632	2004
		other		2 018	1.2004
III	short term investments				
	short term financial assets	accrued loans interests	3 157	15	6.2004
	other short term financial assets	valuation of financial income from derivative transactions	135 585	390 434	2004-2006
		valuation of hedging instruments	(21 687)		
		accrued interest on securities	3 448	288	1.2004
		valuation of embedded instruments	13 693	6 418	2017
		valuation of embedded instruments	.	986	2004
	cash and cash equivalents	accrued positive exchange rate differences	75	3 533	2004
		accrued interest from bank deposits	7		1.2004
	SHAREHOLDERS' FUNDS AND LIABILITIES				
A	Shareholders' funds	paid exchange rate differences on bank loans	21 154	15 317	2006
		valuation of future cash flows hedging instruments	183 513	47 603	until expiration
B	Liabilities and provisions for liabilities				
II	long term liabilities				
	long term bank loans	accrued positive exchange rate differences	4 588	2 316	2006
		revaluation of bank loans		183	2006
		paid commission on bank loans		14 861	2006
III	short term liabilities				
		paid commission on bank loans		6 667	2004
	short term bank loans	accrued positive exchange rate differences	1 393	40	2004
	due to goods, work and services	accrued positive exchange rate differences	54		
	other financial liabilities	valuation of financial income from derivative transactions	34 198		
		accrued positive exchange rate differences, financial leasing	425	212	to release date
		valuation of financial income from derivative transactions		10 317	to release date
	Total positive temporary differences		730 084	1 020 412	

Note 18B.

CHANGE IN LONG TERM PROVISION FOR RETIREMENT AND RELATED BENEFITS (BY TYPE)	2003	2002
a) beginning of the period	611 996	594 980
- retirement-disability rights	98 064	100 685
- jubilee awards	166 159	170 746
- coal-equivalent payments	347 773	323 549
b) increase, due to:	57 102	38 091
- creation of provisions for retirement-disability rights	3 140	9 517
- creation of provisions for provision for jubilee awards	10 002	9 041
- creation of provisions for coal-equivalent payments	43 960	19 533
c) utilisation, due to:		
d) release, due to:	(49 120)	(21 075)
- retirement-disability rights	(3 137)	(12 138)
- jubilee awards	(14 604)	(13 628)
- coal-equivalent payments	(31 379)	4 691
e) end of the period	619 978	611 996
- retirement-disability rights	98 067	98 064
- jubilee awards	161 557	166 159
- coal-equivalent payments	360 354	347 773

Note 18C.

CHANGE IN SHORT TERM PROVISION FOR RETIREMENT AND RELATED BENEFITS (BY TYPE)	2003	2002
a) beginning of the period	48 555	45 210
- retirement-disability rights	10 284	9 825
- jubilee awards	20 147	20 160
- coal-equivalent payments	18 124	15 225
b) increase, due to:	3 782	17 068
- creation of provisions for retirement-disability rights	457	459
- creation of provisions for jubilee awards	1 350	
- creation of provisions for coal-equivalent payments	1 975	16 609
c) utilisation, due to:		
d) release, due to:	(686)	(13 723)
- retirement-disability rights	(375)	
- jubilee awards	(273)	(13)
- coal-equivalent payments	(38)	(13 710)
e) end of the period	51 651	48 555
- retirement-disability rights	10 366	10 284
- jubilee awards	21 224	20 147
- coal-equivalent payments	20 061	18 124

Note 18D.

CHANGE IN OTHER LONG TERM PROVISIONS (BY TYPE)	2003	2002
a) beginning of the period	412 859	261 762
- costs of mine closure	370 056	230 704
- future costs of disposal of fixed assets in liquidation	4 492	5 863
- other provisions for potential losses, expenses and liabilities	38 311	25 195
b) increase, due to:	25 238	192 410
- revaluation of provisions for costs of mine closure*	19 779	174 476
- creation of provisions for liquidation of an inactive Konrad mine	1 680	1 276
- creation of other provisions for potential losses, expenses and liabilities	3 779	16 658
c) utilisation, due to:	(9 830)	
- increasing the mines liquidation fund	(9 830)	
d) release, due to:	(20 525)	(41 313)
- changes of valuation of provisions for mine closure costs	(15 805)	(36 400)
- management of fixed assets	(1 158)	(1 371)
- release of provisions for other potential losses, expenses and liabilities	(2 796)	(3 542)
- transfer of provision for disposal of fixed assets to short term provisions	(766)	
e) end of the period	407 742	412 859
- costs of mines closure	365 880	370 056
- future costs of disposal of fixed assets in liquidation	2 568	4 492
- other provisions for potential losses, expenses and liabilities	39 294	38 311

*the sum for year 2002 includess the effect of change in the principles of creating provision

Note 18E.

CHANGE IN OTHER SHORT TERM PROVISIONS (BY TYPE)	2003	2002
a) beginning of the period	84 249	73 451
- costs of mines closure	3 353	3 231
- future costs of disposal of fixed assets	2 756	2 460
- potential state budget liabilities	32 645	36 930
- disputed issues and other liabilities	45 495	30 830
b) increase, due to:	30 932	50 201
- creation of provision	30 932	50 201
c) utilisation, due to:	(49 590)	(18 170)
- realisation of expenses	(49 590)	(18 170)
d) release, due to:	(25 206)	(21 233)
- release of unnecessary provision after revaluation	(25 206)	(21 233)
e) end of the period	40 385	84 249
- costs of mines closure	2 865	3 353
- future costs of disposal of fixed assets	4 735	2 756
- potential State budget liabilities	14 309	32 645
- disputed issues and other liabilities	18 476	45 495

Note 19A.

LONG TERM LIABILITIES	2003	2002
a) toward subsidiaries		
- bank and other loans		
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements		
- other (by type)		
b) toward co-subsidiaries		
- bank and other loans		
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements		
- other (by type)		
c) toward associates		
- bank and other loans		
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements		
- other (by type)		
d) toward significant investor		
- bank and other loans		
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements		
- other (by type)		
e) toward dominant entity		
- bank and other loans		
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements		
- other (by type)		
f) toward other entities	1 447 717	1 206 122
- bank and other loans	1 442 484	1 201 770
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements	5 233	4 352
- other (by type)		
Total long term liabilities	1 447 717	1 206 122

Note 19B.

LONG TERM LIABILITIES - REPAYMENT TERM REMAINING SINCE BALANCE SHEET DATE	2003	2002
a. Over 1 year, to 3 years	1 127 694	1 203 938
b. Over 3 years, to 5 years	320 023	2 184
c. Over 5 years		
Total long term liabilities	1 447 717	1 206 122

Note 19C.

LONG TERM LIABILITIES (BY CURRENCY)	2003	2002
a) in Polish currency	238 106	919 352
b) in foreign currency	1 209 611	286 770
b1.unit / currency '000 / USD	316 352	73 500
'000PLN	1 209 611	286 770
b2.unit / currency '000 / EUR		
'000PLN		
b3.unit / currency '000 / GBP		
'000PLN		
other currencies in '000PLN		
Total long term liabilities	1 447 717	1 206 122

Note 19D.

LONG TERM LIABILITIES DUE TO BANK AND OTHER LOANS

Name of entity (company) and legal form	Location of Office	Amount of bank/other loans according to agreement		Payable amount of bank/other loans		Interest rate	Repayment period	Security	Other
		PLN	Currency	PLN	Currency				
ABN AMRO BANK NV	250 Bishopsgate, EC2M 4AA LONDON, United Kingtom	764 320	200 000 USD	11 146	2 917 USD	1M LIBOR+ margin of 2.2%	2005-01-22	proxy rights to bank accounts	
				11 146	2 917 USD	1M LIBOR+ margin of 2.2%	2005-02-22	proxy rights to bank accounts	
				11 146	2 917 USD	1M LIBOR+ margin of 2.2%	2005-03-22	proxy rights to bank accounts	
				11 146	2 917 USD	1M LIBOR+ margin of 2.2%	2005-04-22	proxy rights to bank accounts	
				11 146	2 917 USD	1M LIBOR+ margin of 2.2%	2005-05-22	proxy rights to bank accounts	
				11 146	2 917 USD	1M LIBOR+ margin of 2.2%	2005-06-22	proxy rights to bank accounts	
				11 146	2 917 USD	1M LIBOR+ margin of 2.2%	2005-07-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2005-08-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2005-09-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2005-10-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2005-11-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2005-12-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2006-01-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2006-02-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2006-03-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2006-04-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2006-05-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2006-06-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2006-07-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2006-08-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2006-09-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2006-10-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2006-11-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2006-12-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2007-01-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2007-02-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2007-03-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2007-04-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2007-05-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2007-06-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2007-07-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2007-08-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2007-09-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2007-10-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2007-11-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2007-12-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2008-01-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2008-02-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2008-03-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2008-04-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2008-05-22	proxy rights to bank accounts	
				12 739	3 333 USD	1M LIBOR+ margin of 2.2%	2008-06-22	proxy rights to bank accounts	
				89 171	23 333 USD	1M LIBOR+ margin of 2.2%	2008-07-18	proxy rights to bank accounts	
Pekao S.A.	ul.Grzybowska 53/57, 00-950 Warsaw	610 901	159 500 USD	609 566	159 152 USD	1M LIBOR+ margin of 2.2%	2006-07-18	proxy rights to bank accounts	
Pekao S.A.	ul.Grzybowska 53/57, 00-950 Warsaw	471 130		221 130		1M LIBOR+ margin of 2.2%	2006-07-18	Annex 7 of Security Agreement	
Commission, bank loan PLN				(1 857)					
Commission, bank loan USD				(13 003)	(3217) USD				
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej	Wroclaw	8 000		8 000		6%	2008-12-16	own bill of exchange in blanco, registered pledge on gas dedusting facility for anode furnaces, surrender of rights to insurance policy of assets arising due to financing of investment	
Narodowy Fundusz Ochrony Środowiska i Gospodarki Wodnej	Warsaw	5 600		5 600		bill of exchange rediscount rate of 0.5, set by the NBP an annual basis	2006-06-30	own bill of exchange in blanco, declaration of borrower on acceptance of execution of loan agreement, prepared as a notarial act	
Total		1 859 951	359 500 USD	1 442 484	316 352 USD				

Note 19E.

LONG TERM LIABILITIES DUE TO THE ISSUING OF DEBT LONG TERM FINANCIAL INSTRUMENTS

Corporate bonds by type	Face value	Interest rate	Redemption period	Guarantees/Security	Additional rights	Quotation market	Other

Note 20A.

SHORT TERM LIABILITIES	2003	2002
a) toward subsidiaries	131 733	174 481
- bank and other loans, of which:		
- long term bank and other loans repayable in the present period		
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:		
- due to goods, works and services:	130 882	74 033
- less than 12 months	130 882	74 033
- over 12 months		
- advances received for deliveries		
- bills of exchange payable		
- other (by type)	851	100 448
- liabilities due to payments to capital		100 000
- other liabilities	851	448
b) toward co-subsidiaries		
- bank and other loans, of which:		
- long term bank and other loans repayable in the present period		
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:		
- due to goods, works and services:		
- less than 12 months		
- over 12 months		
- advances received for deliveries		
- bills of exchange payable		
- other (by type)		
c) toward associates	1 981	33 885
- bank and other loans, of which:		
- long term bank and other loans repayable in the present period		
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:		
- due to goods, works and services:	1 313	33 281
- less than 12 months	1 313	33 281
- over 12 months		
- advances received for deliveries		
- bills of exchange payable		
- other (by type)	668	604
- other liabilities	668	604
d) toward significant investor		
- bank and other loans, of which:		
- long term bank and other loans repayable in the present period		
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:		
- due to goods, works and services:		
- less than 12 months		
- over 12 months		
- advances received for deliveries		
- bills of exchange payable		
- other (by type)		
e) toward dominant entity		
- bank and other loans, of which:		
- long term bank and other loans repayable in the present period		
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:		
- due to goods, works and services:		
- less than 12 months		
- over 12 months		
- advances received for deliveries		
- bills of exchange payable		
- other (by type)		

f) toward other entities	1 585 112	1 176 623
- bank and other loans, of which:	122 639	717 627
- long term bank and other loans repayable in the present period	115 760	
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:	861 371	14 816
- due to valuation of derivative instruments	861 371	14 816
- due to goods, works and services:	220 895	174 232
- less than 12 months	220 895	174 232
- over 12 months		
- advances received for deliveries		
- bills of exchange payable		
- due to taxes, customs duty and other benefits	179 501	72 862
- due to wages	80 281	79 470
- other (by type)	120 425	117 616
- mining royalty	10 709	9 715
- liabilities due to leasing	2 556	1 016
- environmental fees	22 450	17 315
- public settlements payable in future periods	64 079	68 027
- settlement of wage deductions	6 200	6 577
- other	14 431	14 966
g) special funds (by type)	58 865	54 136
- social fund	49 138	51 097
- other funds	9 727	3 039
Total short term liabilities	1 777 691	1 439 125

Note 20B.

SHORT TERM LIABILITIES (BY CURRENCY)	2003	2002
a) in Polish currency	832 864	711 545
b) in foreign currency	944 827	727 580
b1.unit / currency '000 / USD	243 515	184 826
'000PLN	943 967	726 924
b2.unit / currency '000 / EUR	25	39
'000PLN	119	158
b3.unit / currency '000 / GBP	109	80
'000PLN	741	498
other currencies in '000PLN		
Total short term liabilities	1 777 691	1 439 125

KGHM Polska Miedź S.A. SA-R 2003 in '000 PLN

Note 20C.

SHORT TERM LIABILITIES DUE TO BANK AND OTHER LOANS

Name of entity (company) and legal form	Location of Head Office	Amount of bank and other loans according to agreement		Payable amount of bank and other loans		Interest rate	Repayment period	Security	Other
		PLN	Currency	PLN	Currency				
ABN AMRO BANK NV*	250 Bishopsgate, EC2M 4AA LONDON, United Kingtom			9 554	2 500 USD	1M LIBOR+ margin of 2.2%	2004-01-22	proxy rights to bank accounts	
				9 554	2 500 USD	1M LIBOR+ margin of 2.2%	2004-02-22	proxy rights to bank accounts	
				9 554	2 500 USD	1M LIBOR+ margin of 2.2%	2004-03-22	proxy rights to bank accounts	
				9 554	2 500 USD	1M LIBOR+ margin of 2.2%	2004-04-22	proxy rights to bank accounts	
				9 554	2 500 USD	1M LIBOR+ margin of 2.2%	2004-05-22	proxy rights to bank accounts	
				9 554	2 500 USD	1M LIBOR+ margin of 2.2%	2004-06-22	proxy rights to bank accounts	
				9 554	2 500 USD	1M LIBOR+ margin of 2.2%	2004-07-22	proxy rights to bank accounts	
				11 146	2 917 USD	1M LIBOR+ margin of 2.2%	2004-08-22	proxy rights to bank accounts	
				11 146	2 917 USD	1M LIBOR+ margin of 2.2%	2004-09-22	proxy rights to bank accounts	
				11 146	2 917 USD	1M LIBOR+ margin of 2.2%	2004-10-22	proxy rights to bank accounts	
				11 146	2 917 USD	1M LIBOR+ margin of 2.2%	2004-11-22	proxy rights to bank accounts	
				11 146	2 917 USD	1M LIBOR+ margin of 2.2%	2004-12-22	proxy rights to bank accounts	
Accrued interest				2 455					
Revaluation of bank loan in PLN				(30)					
Revaluation of bank loan in USD				(153)					
Commission for bank loan in PLN				(1 238)					
Commission for bank loan in USD				(5 428)	(1344) USD				
Narodowy Fundusz Ochrony Środowiska	Warsaw	2 400		2 400		bill of exchange rediscount rate of 0.5, set by the NBP an annual basis	2004-12-31	own bill of exchange in blanco, declaration of borrower on acceptance of execution of loan agreement, prepared as a notarial act	
Wojewódzki Fundusz Ochrony Środowiska	Wrocław	2 025		2 025		6%	2004-12-16	own bill of exchange in blanco, registered pledge on gas dedusting facility for anode furnaces, surrender of rights to insurance policy of assets arising due to financing of investment	
Total				122 639	30 739 USD				

* Short term liabilities due to bank and other loans relate to the payment of long term loan installments remaining in the last year, recognised in long term liabilities in the amount of USD 200 mln.

An additional security is the registered pledge Agreement on all materials, inventories and finished products.

Note 20D.

SHORT TERM LIABILITIES DUE TO THE ISSUING OF DEBT SHORT TERM FINANCIAL INSTRUMENTS

Corporate bonds by type	Face value	Interest rate	Redemption period	Guarantees/Security	Additional rights	Other

Note 21A

CHANGE IN NEGATIVE GOODWILL	2003	2002
Beginning of the period		
a) increase, due to:		
b) decrease, due to:		
Negative goodwill at the end of the period		

Note 21B.

OTHER ACCRUALS AND DEFERRED INCOME	2003	2002
a) accruals	129 818	126 696
- long term accruals (by type)		
- short term accruals (by type)	129 818	126 696
- wages with charges	104 080	98 266
- environmental fees	34	29
- liabilities due to unused vacations	13 784	13 400
- other	11 920	15 001
b) deferred income	19 983	17 605
- long term deferred income (by type)	2 630	2 078
- cash and cash equivalents received for acquisition or construction of fixed assets and research projects	2 630	2 078
- short term deferred income (by type)	17 353	15 527
- payments for future services and advances of over 50% of their value	16 478	14 880
- grants, subsidies, subsidies relating to capital expenditure and research projects	750	535
- other	125	112
Total other accruals and deferred income	149 801	144 301

Note 22

INFORMATION USED IN THE CALCULATION OF NET ASSETS PER SHARE AND DILUTED NET ASSETS PER SHARE	2003	2002
Shareholder's Funds	4 006 502	4 010 925
Shares outstanding	200 000 000	200 000 000
Net assets per share (in PLN)	20.03	20.05
Diluted number of shares		
Diluted net assets per share (in PLN)		

The value of net assets per share was calculated as the relation between shareholder's funds of KGHM Polska Miedź S.A. on the balance sheet date to outstanding shares of KGHM Polska Miedź S.A.

EXPLANATORY NOTES TO THE OFF-BALANCE SHEET ITEMS

Note 23A.

CONTINGENT DEBTORS FROM RELATED ENTITIES (BY TYPE)	2003	2002
a) received guarantees, of which:		
- from subsidiaries		
- from co-subsidiaries		
- from associates		
- from significant investor		
- from dominant entity		
b) other (by type)		
- of which: from subsidiaries		
- of which: from co-subsidiaries		
- of which: from associates		
- of which: from significant investor		
- of which: from dominant entity		
Total contingent debtors from related entities		

Note 23B.

CONTINGENT LIABILITIES TOWARD RELATED ENTITIES (BY TYPE)	2003	2002
a) granted guarantees, of which:	17 357	
- toward subsidiaries	17 357	
- toward co-subsidiaries		
- toward associates		
- toward significant investor		
- toward dominant entity		
b) other (by type)	8 000	
- of which: toward subsidiaries	8 000	
- of which: toward co-subsidiaries		
- of which: toward associates		
- of which: toward significant investor		
- of which: toward dominant entity		
Total contingent liabilities toward related entities	25 357	

EXPLANATORY NOTES TO THE PROFIT AND LOSS ACCOUNT

Note 24A.

NET REVENUE FROM SALE OF PRODUCTS (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	2003	2002
- copper, precious metals and other smelter products	4 598 278	4 353 429
- of which: from related entities	855 707	924 930
- energy	46 365	39 964
- of which: from related entities	5 722	5 103
- processing of copper	61	2 329
- of which: from related entities		2 245
- salt	17 890	23 357
- of which: from related entities	17 890	11 294
- other products	31 038	36 607
- of which: from related entities	11 533	12 512
Total net revenue from sale of products	4 693 632	4 455 686
- of which: from related entities	890 852	956 084

Note 24B.

NET REVENUE FROM THE SALE OF PRODUCTS (TERRITORIAL STRUCTURE)	2003	2002
a) Domestic	1 429 160	1 432 259
- of which: from related entities	91 994	70 719
- copper, precious metals and other smelter products	1 337 115	1 335 805
- of which: from related entities	60 158	45 367
- energy	46 365	39 964
- of which: from related entities	5 722	5 103
- processing of copper	61	84
- of which: from related entities		
- salt	14 581	19 800
- of which: from related entities	14 581	7 737
- other products	31 038	36 606
- of which: from related entities	11 533	12 512
b) Export	3 264 472	3 023 427
- of which: from related entities	798 858	885 365
- copper, precious metals and other smelter products	3 261 163	3 017 624
- of which: from related entities	795 549	879 563
- energy		
- of which: from related entities		
- processing of copper		2 245
- of which: from related entities		2 245
- salt	3 309	3 557
- of which: from related entities	3 309	3 557
- other products		1
- of which: from related entities		
Total revenue from the sale of products	4 693 632	4 455 686
- of which: from related entities	890 852	956 084

Note 25A.

NET REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	2003	2002
- wastes	8 572	7 352
- of which: from related entities	1 778	1 229
- resale of material	9 756	13 316
- of which: from related entities	6 251	7 961
- copper and cobalt	27 844	1 377
- of which: from related entities		
- other	984	2 454
- of which: from related entities	95	87
Total revenue from the sale of materials and goods for resale	47 156	24 499
- of which: from related entities	8 124	9 277

Note 25B.

NET REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (TERRITORIAL STRUCTURE)	2003	2002
a) Domestic	47 156	24 654
- of which: from related entities	8 124	9 277
- wastes	8 572	7 352
- of which: from related entities	1 778	1 229
- resale of material	9 756	13 316
- of which: from related entities	6 251	7 961
- copper	27 844	1 532
- of which: from related entities		
- other	984	2 454
- of which: from related entities	95	87

b) Export		(155)
- of which: from related entities		
- wastes		
- of which: from related entities		
- resale of material		
- of which: from related entities		
- cobalt		(155)
- of which: from related entities		
- other		
- of which: from related entities		
Total revenue from the sale of materials and goods for resale	47 156	24 499
- of which: from related entities	8 124	9 277

Note 26.

COSTS BY TYPE	2003	2002
a) Depreciation	295 833	301 421
b) Consumption of materials and energy	1 428 297	1 454 780
c) External services	774 173	803 517
d) Taxes and fees	214 455	210 569
e) Wages and salaries	1 121 082	1 050 631
f) Social insurance and other benefits	325 308	300 439
g) Other	67 554	59 494
- advertising and promotion costs	15 259	14 103
- property and personnel insurance	15 157	15 142
- business trip	4 375	4 102
- other costs	32 763	26 147
Total costs by type	4 226 702	4 180 851
Change in work in progress, finished goods and prepayments and accruals	71 499	167 713
Costs of production of products for internal use (negative value)	(29 439)	(33 861)
Selling costs (negative value)	(80 084)	(74 800)
General administration costs (negative value)	(423 726)	(418 416)
Costs of production of manufactured products sold	3 764 952	3 821 487

Note 27.

OTHER OPERATING INCOME	2003	2002
a) Release of provisions, due to:	27 125	54 777
- management of fixed assets	677	
- retirement and similar rights	15 642	34 799
- State budget liabilities	710	5 208
- other liabilities	10 096	14 770
b) other, of which:	34 951	93 267
- sales income from non-statutory activities	8 161	
- reversal of allowance for assets, upon elimination of case for their creation	8 048	1 150
- income from liquidation of fixed assets	1 376	619
- penalties and damages paid to the company	2 610	1 271
- write-off of liabilities	170	23 911
- correction of real estate tax from prior year	6 746	56 467
- other operating income	7 840	9 849
Total other operating income	62 076	148 044

Note 28.

OTHER OPERATING COSTS	2003	2002
a) Provisions created due to:	40 836	112 808
- future costs of mine closure	6 002	3 158
- State budget liabilities	631	13 195
- retirement and similar rights	26 720	55 160
- liabilities for mining royalty		15 408
- acquisition of site for building of tailings pond	5 172	20 658
- other	2 311	5 229
b) other, of which:	47 571	27 098
- selling costs of non-statutory activities	8 159	
- donations	7 041	2 647
- other	32 371	24 451
Total other operating costs	88 407	139 906

REVALUATION OF NON-FINANCIAL ASSETS

Description	2003	2002
- valuation of fixed assets for disposal	4 960	1 418
- valuation of fixed assets under construction	511	1 625
- valuation of by-products and materials inventory to market prices	2 083	3 381
- increase of allowance for foreign trade debtors, due to change in exchange rate	3 735	2 796
- allowance for bad debtors	35 759	19 618
Total revaluation of non-financial assets	47 048	28 838

Note 29A.

FINANCIAL INCOME FROM DIVIDENDS AND SHARE IN PROFIT	2003	2002
a) from related entities	1 290	4 623
- from subsidiaries	700	3 809
- from co-subsidiaries		
- from associates	590	814
- from significant investor		
- from dominant entity		
b) from other entities	47 722	
Total financial income from dividends and share in profit	49 012	4 623

Note 29B.

FINANCIAL INCOME FROM INTEREST	2003	2002
a) due to loans	10 643	15 699
- from related entities, of which:	16	
- from subsidiaries	16	
- from co-subsidiaries		
- from associates		
- from significant investor		
- from dominant entity		
- from other entities	10 627	15 699
b) other interest	116 220	183 445
- from related entities, of which:	96 171	129 336
- from subsidiaries	96 170	129 140
- from co-subsidiaries		
- from associates	1	196
- from significant investor		
- from dominant entity		
- from other entities	20 049	54 109
Total financial income from interest	126 863	199 144

Note 29C.

OTHER FINANCIAL INCOME	2003	2002
a) foreign exchange gains	8 845	
- realised	11 833	
- unrealised	(2 988)	
b) release of provisions, due to:		
c) other, of which:	21 261	35 834
- correction of interest accounted for in 2001		(17 665)
- revaluation of provision for mine closure costs	12 308	30 104
- release of provision for financial risks	1 552	6 693
- valuation of embedded instruments to fair value	2 637	14 708
- other financial income	4 764	1 994
Total other financial income	30 106	35 834

Foreign exchange gains are presented as an excess of foreign exchange gains over losses

For year 2003:

Foreign exchange gains as in accounts	3 132
Foreign exchange losses as in accounts	11 977

Note 30A.

FINANCIAL COSTS FROM INTEREST	2003	2002
a) from bank and other loans:	91 485	136 554
- to related entities, of which:		
- to subsidiaries		
- to co-subsidiaries		
- to associates		
- to significant investor		
- to dominant entity		
- to other entities	91 485	136 554
b) other interest	(521)	4 572
- to related entities, of which:	21	
- to subsidiaries	21	
- to co-subsidiaries		
- to associates		
- to significant investor		
- to dominant entity		
- to other entities	(542)	4 572
Total financial costs from interest	90 964	141 126

Note 30B.

OTHER FINANCIAL COSTS	2003	2002
a) foreign exchange losses, due to:		17 108
- realised		(30 050)
- unrealised		47 158
b) provisions created, due to:	1 223	6 975
- interest	1 223	6 975
c) other, of which:	56 004	40 790
- banks commission	7 575	13 526
- revaluation of provision for mine closure costs	16 457	
- allowance for debtors from financial operations	18 112	11 470
- valuation of embedded instruments to fair value	10 978	9 067
- other financial costs	2 882	6 727
Total other financial costs	57 227	64 873

Foreign exchange lossess are presented as an excess of foreign exchange losses over gains

For year 2002:

Foreign exchange losses as in accounts	47 592
Foreign exchange gainss as in accounts	30 484

Note 31.
In year 2003 unexecuded sales of shares in subordinated entities

Note 32.

EXTRAORDINARY GAINS	2003	2002
a) profits resulting from accidents	52	4
b) other, by type:		
Total extraordinary gains	52	4

Note 33.

EXTRAORDINARY LOSSES	2003	2002
a) losses resulting from accidents	35	29
b) other, by type:		
Total extraordinary losses	35	29

Note 34A.

CURRENT TAXATION	2003	2002
1. Profit (loss) before taxation	569 331	310 080
2. Differences between profit (loss) before tax and tax base (by item)	13 465	147 083
- provisions created	218 042	272 843
- provisions released	(168 795)	(196 171)
- interest paid	(3 232)	5 519
- accrued interest, recovered on tax overpayment	(15 732)	(40 444)
- State budget interest and interest accrued on bank loans	1 599	4 103
- positive realised exchange rate differences	18 320	25 004
- positive accrued exchange rate differences	66 220	(20 333)
- negative realised exchange rate differences	4 013	(12 750)
- negative accrued exchange rate differences	13 048	67 491
- realised income from derivative instruments	212 352	234 453
- accrued income from derivative instruments	(505 309)	(464 187)
- realised costs of derivative instruments	(81 657)	(134 782)
- accrued costs of derivative instruments	475 990	212 721
- other	(248 324)	193 616
3. Tax base	555 866	162 997
4. Corporate income tax at the rate of 27%, 28%	150 083	45 639
5. Increases, waivers, reliefs, write offs and reductions of tax	420	(5 101)
6. Current corporate income tax charge disclosed in tax return for the period, of which:	150 503	40 538
- shown in profit and loss account	150 503	40 538
- relating to the items, which decreased or increased shareholders' funds		
- relating to the items, which decreased or increased goodwill or negative goodwill		

Note 34B.

DEFERRED INCOME TAX, SHOWN IN THE PROFIT AND LOSS ACCOUNT	2003	2002
- decrease (increase) due to the arise and reversal of temporary differences	16 932	14 453
- decrease (increase) due to changes in taxation rates	(5 764)	1 023
- decrease (increase) due to previously unrecognised tax losses, tax relief or prior period temporary differences		
- decrease (increase) due to the write-off of deferred income tax assets or to inability to utilise the deferred income tax provision	(3 894)	
- other elements of deferred tax (by type)		
Total deferred income tax	7 274	15 476

Note 34C.

TOTAL DEFERRED INCOME TAX	2003	2002
- recognised in shareholders' funds	72 083	(49 548)
- recognised in goodwill or negative goodwill		

EXEMPTION NUMBER: 82-4639

Note 34D.

TAXATION SHOWN IN THE PROFIT AND LOSS ACCOUNT DUE TO	2003	2002
- discountinued activity		
- extraordinary items	4	(7)

Note 35.

OTHER OBLIGATORY DEDUCTIONS FROM PROFIT (LOSS INCREASE), DUE TO:	2003	2002
- payment from profit of state held joint stock company from prior years	3	480
Total other obligatory deductions from profit (loss increase)	3	480

Note 36.

SHARE IN NET PROFIT (LOSSES) OF SUBORDINATED ENTITIES VALUED BY THE EQUITY METHOD OF WHICH:	2003	2002
- write-off of goodwill of subordinated entities		
- write-off of negative goodwill of subordinated entities		
- write-off of differences in valuation of net assets		

Note37.

PROPOSAL OF PROFIT DISTRIBUTION / COVERAGE OF LOSSES

Description	2003	2002
Profit / loss for the period	411 557	254 546
Distribution of profit / coverage of losses	411 557	254 546
- transfer to reserve capital	411 557	254 546

Note 38.

Information used in the calculation of net profit per ordinary share and diluted net profit per ordinary share

Item	Description	Number of shares	Registration date	Rights to dividends	2003	2002
1	Ordinary shares - Act of transformation of 9.09.1991*	53 000 000	12.09.1991	per registration date		
2	Ordinary shares - Resolution of the Extraordinary GSM of 30.04.1997	147 000 000	16.05.1997	01.01.1997		
3	Average weighted number of ordinary shares				200 000 000	200 000 000
4	Net profit (loss) for 12 months (in '000PLN)				411 557	254 546
5	Net profit (loss)per share (in PLN)				2.06	1.27
6	Average weighted diluted number anticipated of ordinary shares					
7	Diluted net profit per share (in PLN)					

*For purposes of comparison, the number of shares assumed following a stock split was authorized on the basis of a resolution of the Extraordinary General Meeting of Shareholders of 30 April 1997 (date of registration 16 May 1997)

Net profit per ordinary share is calculated as the relation of net profit of KGHM Polska Miedź S.A. for the last 12 months prior to the balance sheet date, given an average weighted number of ordinary shares of KGHM Polska Miedź S.A. remaining in the possession of shareholders in specific periods

EXPLANATORY NOTES TO THE CASH FLOWS STATEMENT

OF THE SA-R 2003 ANNUAL FINANCIAL REPORT

Explanatory Note Nr 1
to the Cash Flows Statement

STRUCTURE OF CASH AND CASH EQUIVALENTS
IN THE STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM 1 JANUARY 2003 TO 31 DECEMBER 2003

Item	Description	Beginning of period	End of period	Change
1	2	3	4	5
1.	Cash in hand	150	100	(50)
2.	Cash at bank	22 215	22 875	660
3.	Other cash and cash equivalents, of which:		5	5
	a) cash in transit		5	5
4.	Other monetary assets	96 362	249 357	152 995
	a) financial assets payable or due within 3 months from the date of their receipt, issuance, acquisition or from establishment - cash deposits, cheques, external bills of exchange and other financial assets	92 907	249 069	156 162
	b) interest from financial assets payable or due within 3 months from the date of their receipt, issuance, acquisition or from establishment	3 455	288	(3 167)
5.	Total cash and cash equivalents shown in the statement of cash flows	118 727	272 337	153 610
	including those having limited rights of disposal	x	39 080	x

Explanatory Note Nr 2
to the Cash Flows Statement

EXPLANATION OF DIFFERENCES BETWEEN BALANCE SHEET CHANGES AND CHANGES IN THE STATEMENT OF CASH FLOWS

Change in provisions for the period from 1 January 2003 to 31 December 2003

Item	Description	Change
1	2	3
1	Provisions from the balance sheet	(40 965)
2	Deferred income tax provisions- items recognised in shareholders' funds	(40 503)
3	Change in provisions in the cash flow statement (1-2)	(462)

Change in debtors for the period from 1 January 2003 to 31 December 2003

Item	Description	Change
1	2	3
1	Short-term debtors from the balance sheet	44 965
2	Long-term debtors from the balance sheet	1 300
3	Debtors due to investment activity	(1 607)
4	Change in debtors in the cash flow statement (1+2-3)	47 872

Change in cash and cash equivalents for the period from 1 January 2003 to 31 December 2003

Item	Description	Change
1	2	3
1	Cash and cash equivalents from the balance sheet	152 337
2	Change in cash and cash equivalents due to exchange rate differences	(1 273)
3	Change in cash and cash equivalents in the cash flow statement (1-2)	153 610

Explanatory Note Nr 2 - cont.
to the Cash Flows Statement

EXPLANATION OF DIFFERENCES BETWEEN BALANCE SHEET CHANGES AND CHANGES IN THE STATEMENT OF CASH FLOWS

Change in liabilities for the period from 1 January 2003 to 31 December 2003

Item	Description	Change
1	2	3
1	Short term liabilities in the balance sheet	338 566
2	Loans	4 425
3	Bank loans	(599 412)
4	Other short term financial liabilities	848 095
5	Liabilities from investing activities	(33 471)
6	Other long term liabilities	
7	Change in liabilities due to operating activity in the cash flow statement (1-2-3-4-5+6)	118 929

Change in prepayments and accruals for the period from 1 January 2003 to 31 December 2003

Item	Description	Change
1	2	3
1	Accruals (in the balance sheet)	5 500
2	Negative goodwill	
I	Change in accruals (1-2)	5 500

Item	Description	Change
1	Long term prepayments	(108 215)
2	Long term prepayments due to income tax - items recognised in shareholders' funds	(81 127)
3	Short term prepayments	(721)
II	Change in prepayments (1-2+3)	(27 809)
III	Change in prepayments in the cash flow statement (I+II)	(22 309)

DESCRIPTION OF ADJUSTMENTS, INFLOWS AND OUTFLOWS, WHOSE TOTAL EXCEEDS 5% OF THE TOTAL AMOUNT OF ADJUSTMENTS, INFLOWS AND OUTFLOWS AS SHOWN FOR THE GIVEN ACTIVITY IN THE STATEMENT OF CASH FLOWS

Item	Financial statement item	31 December 2003	31 December 2002
I.	Other items of operating activities in the statement of cash flows, of which:	125 445	(86 110)
1.	adjustment of share value		9 500
2.	valuation of derivative and embedded instruments	167 865	(1 275)
3.	adjustment of revaluation reserve capital from realised and unrealised exchange rate differences on bank loans	19 686	30 549
4.	adjustment of retained profit from prior years due to changes of accounting policies		(86 955)
5.	creation of provision and capitalisation of effects in tangible fixed assets		(76 258)
6.	adjustment of cash flow due to hedging instruments respecting operating activities	9 139	31 213
7.	adjustment by paid hedging deposits, made by the Company in relation to open hedging transactions entered into	(72 920)	
8.	reclassification of interest on loans from prepayments to financial assets		4 759
9.	reclassification of bank deposits, from short term investments to cash and cash equivalents		5 000
II.	Other inflow from investing activities	920	
1.	repayment of short-term loans	920	
III.	Other outflow from investing activities	(8 769)	(2 883)
1.	granting of short-term loans	(5 785)	
2.	costs of liquidation of tangible and intangible fixed assets	(2 984)	(2 883)
IV.	Other inflow from financing activities		
V.	Other outflow from financing activities		

ADDITIONAL EXPLANATORY NOTES

TO THE ANNUAL FINANCIAL REPORT SA-R 2003

KGHM Polska Miedź S.A. SA-R 2003 in ' 000 PLN

INFORMATION ON FINANCIAL INSTRUMENTS

Item	Description	Financial assets held for trading	Financial liabilities held for trading	Loans granted and own debtors *	Financial assets held to maturity	Financial assets saleable
1.	Beginning of the period	29 649	1 051 168	101 207	1 496 337	449 750
2.	Increase	387 320	2 119 008	475 254	32 529 766	1 500
	- acquisition, creation, drawing	50 931	728 048	475 238	32 529 478	1 500
	- valuation	106	3 277			
	- revaluation	335 633	355 266	16	288	
	- reclassification		1 032 120			
	- other	650	297			
3.	Decrease	18 709	2 528 430	322 855	32 597 301	
	- disposal, release, repayment	10 685	1 491 007	322 855	32 592 048	
	- valuation	1 817	1 771		4 474	
	- revaluation	5 557	140		779	
	- reclassification		1 032 120			
	- other	650	3 392			
4.	End of the period	398 260	641 746	253 606	1 428 802	451 250
of which :						
4.1	presented in balance sheet with indication of item	398 260	641 746	253 606	1 428 802	451 250
	Other short term financial assets - derivative instruments held for trading (including embedded instruments)	398 260				
	Other short term financial assets			225		
	Short term financial assets - other securities, financial debt instruments					
	Long term liabilities-bank loans/ other loans		233 674			
	Long term liabilities-other financial liabilities		5 233			
	Short term liabilities-bank loans/other loans		3 157			
	Short term liabilities-other financial liabilities		2 556			
	Other financial liabilities - derivative instruments held for trading (including embedded instruments)		397 126			
	Long term financial assets-loans granted					
	Short term financial assets-loans granted			4 116		
	Short term financial assets-other securities, treasury bonds					
	Short term financial assets - unpaid interest on long term loans					
	Other cash assets - bank deposits			249 085		
	Other cash assets - unpaid interest on debt securities				272	
	Other cash assets - securities financed by the Social Fund					
	Long term securities				1 379 800	
	Trade debtors - debtors from derivative instruments			180		
	Long term financial assets - shares					451 250
	Long term financial assets - other securities				48 730	
	Other					
4.2	in off-balance sheet items					

*from own debtors are excluded debtors and liabilities related to the physical delivery of goods

I. NOTES!

Presentation of hedging transactions:

Description	Financial assets - hedging transactions - derivative instruments	Financial liabilities hedging transactions - bank loan	Financial liabilities - hedging transactions - derivative instruments
Beginning of the period	126 513	882 506	5 929
Increase	63 761	1 420 232	532 293
- acquisition, creation, drawing	63 761	1 418 580	64 252
- valuation			
- revaluation		1 652	468 041
-reclassification			
Decrease	112 709	974 446	1 057
- disposal, release, repaym ent	85 425	912 627	1 057
- valuation		43 235	
- revaluation	27 284	153	
-reclassification			
- other		18 431	
End of the period	77 565	1 328 292	537 165

DERIVATIVE FINANCIAL INSTRUMENTS

RISK MANAGEMENT IN THE COMPANY

The main risk to which the Company is exposed in connection with its activities is the risk of changes in the prices of copper and silver and currency risk. Fluctuations in the prices of these metals have a significant impact on the financial results of the Company.

The Company employs a wide range of derivative financial instruments as risk management tools and for trading purposes. The policy and the strategy of using derivatives is defined and monitored by the Management Board.

Commodity price risk

The main risk is the effect of the generally-accepted in the metal industry method of pricing sales contracts, whereby prices are set based on average monthly prices (from the month of delivery of goods to the client) quoted on the London Metal Exchange (LME) in the case of copper, and on the London Bullion Market (LBM) in the case of silver. Both of these markets are quite small in comparison to the global financial market due to which they are susceptible to the speculative activities by large investment funds.

The Company manages its price risk using forwards and options contracts. Some of the instruments used by the Company create a zero-cost options structure, e.g. collar-type contracts.

Some of our clients expect that the price basis in the contracts will be defined in a non-standard way (in particular with a fixed price in the long term). To meet such expectations the Company enters into commodity swaps, which permit customers to be offered the requested price and the Company to receive an average price from the month of the delivery. At the date of the final settlement the additional profit (loss) from the derivative is offset by a corresponding loss (profit) from physical sale of the goods. As a results the Company always obtains an average price from the month of the delivery.

The instruments described above are classified and recognised in the financial statements as hedging instruments. Other transactions are treated as instruments held for trading purposes. Accounting policies applied in respect of these transactions are described in the Introduction.

Currency risk

Currency risk is important to the Company since it impacts on the Company's revenues from export contracts expressed in foreign currencies, while the basic currency for the Company is the Polish złoty. Other revenues from the domestic sales contracts for products, despite being expressed in the Polish złoty, are also dependent on the USD exchange rate.

This is the reason why the Company actively manages the currency risk.

The Company hedges projected revenues which are exposed to currency risk using currency forwards, options strategies and rarely by swaps. The Company intends to protect in this way its future sales expressed in foreign currencies.

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

As its revenues are denominated in foreign currencies, the Company also takes on liabilities in these currencies. Thus the credits drawn constitute a hedge against fluctuations of the exchange rate and are treated as hedging transactions.

Interest rate risk

KGHM Polska Miedź S.A. is exposed to the risk of changes in short term interest rates applied to debt with variable interest rates, as well as to changes in long term interest rates in the case of drawing new or refinancing existing debt.
The Company did not hedge interest rate risk in 2003.

Credit risk

KGHM Polska Miedź S.A. is exposed to three main areas of credit risk:
- the creditworthiness of customers with whom it undertakes products sales transactions, in particular should there exist a non-standard base price;
- the creditworthiness of the financial institutions (banks/brokerages) with whom, or through whom, it undertakes derivative transactions; and
- the creditworthiness of the entities in which KGHM Polska Miedź S.A. invests, or whose securities it purchases.

Due to the derivative transactions, the Company is subject to credit risk in case the parties to a contract failed to meet their obligations with respect to financial instruments. However, in view of the high creditworthiness of its counterparties and their number, the concentration of credit risk is not significant.

RECOGNITION OF DERIVATIVES IN THE BALANCE SHEET

All derivatives have been recognised in the balance sheet and valued in their fair value. Balance sheet line items in which they are included are shown below:

Item	31 December 2003 [in '000 PLN]	31 December 2002 [in '000 PLN]
Short term financial assets	475 825	156 162
Short term liabilities	(934 290)	(14 816)
Total	(458 465)	141 345

LIST OF DERIVATIVE FINANCIAL INSTRUMENTS AS AT THE BALANCE SHEET DATE

		31 December 2003		31 December 2002	
Type of financial instrument		Fair value (positive) [in'000 PLN]	Fair value (negative) [in'000 PLN]	Fair value (positive) [in'000 PLN]	Fair value (negative) [in'000 PLN]
INSTRUMENTS HELD FOR TRADING PURPOSES					
Commodity instruments – copper					

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

Forwards	I	-	-	953	(105)
Swaps-exchange of fixed prices for floating	II	25 961	-	-	(8)
Swaps - exchange of floating prices for fixed	III	-	(63 012)	-	(5 406)
Bought call and put options	IV	98 689	-	-	-
Written call and put options	V	-	-	-	(814)
Collar contracts	VI	65	(149 240)	-	-
Commodity instruments – silver					
Forwards	VII	-	-	-	(644)
Written call options	VIII	-	(14 666)	-	(2 115)
Swaps - exchange of fixed prices for floating	IX	136 803	-	10 595	-
Swaps - exchange of floating prices for fixed	X	-	(124 380)	3 814	(304)
Currency instruments					
Forwards	XI	130 324	(30 436)	22 083	(396)
Written call and put options	XII	-	(12 114)	-	(1 764)

CASH FLOW HEDGES					
Copper price risk					
Forwards	XIII	-	-	-	-
Swaps - exchange of fixed prices for floating	XIV	56	-	-	-
Swaps - exchange of floating prices for fixed	XV	-	(313 308)	4 552	-
Collar contracts	XVI	1 954	(88 114)	4 403	(1 051)
Silver price risk					
Swaps - exchange of floating prices for fixed	XVII	-	(135 744)	2 130	(6)
Exchange rate risk					
Forwards	XVIII	75 555	-	93 946	-
Collar contracts	XIX	-	-	-	-

EMBEDDED INSTRUMENTS IN AGREEMENTS					
Forwards	XX	6 418	(3 276)	13 685	(2 203)
TOTAL INSTRUMENTS		475 825	(934 290)	156 161	(14 816)
TOTAL			(458 465)		141 345

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

<u>Other information in respect of derivative financial instruments</u>

Due to the sufficient liquidity of the market it is possible to close and settle above mentioned transactions at any given moment by entering into a proper transaction with a counterparty or by entering an appropriate opposite transaction.
All transactions relating to copper and silver price risk are denominated in US dollars.

Exercise prices of the instruments

The Company does not disclose some parameters of the instruments, because due to specific market conditions and the short term of the transactions the disclosure of such information could significantly impair the Company's competitive position.

(II) Fair value of swap contracts for the notional volume of 33.075 thousand tonnes; expiry date December 2003 and between January and December 2004

(III) Fair value of swap contracts for the notional volume of 53.35 thousand tonnes; expiry date December 2003 and between January and December 2004

(IV) Exercise price of bought options ranges from 1950 USD/t to 2200 USD/t The notional volume of outstanding option contracts amounts to 83.4 thousand tonnes. The contract settlement dates are between January and December 2004

(V) The notional volume of written options is 2.3 thousand tonnes; expiry date – December 2003

(VI) The notional volume of bought put options for collar-type transactions amounts to 75.55 thousand tonnes. The expiry dates of these contracts are in December 2003 and during the period January-June 2004. The notional volume of written call options for collar-type transactions amounts to 75.55 thousand tonnes. The expiry dates of these contracts are in December 2003 and during the period January-June 2004. The execution price of bought and written options is within a range of 1645 – 1785 USD/tonne.

(VIII) The notional volume of written option contracts – short position 7.2 mln troy ounces. The exercise price of the outstanding option contracts is 6.25 USD/troz. The contracts settlement dates are between January and December 2005.

(IX) Fair value of swap contracts for the notional volume 33.25 mln troy ounces, expiry date in December 2003 and between January and June 2004 and between January 2005 and June 2006. The fixed prices range between 4.35 – 5.1850 USD/ troy ounces

(X) The notional volume of outstanding swaps is 35.65 mln troy ounces. The contracts settlement dates are between December 2003 and June 2004 and between January 2005 and June 2006. The fixed prices range between 4.805 – 5.25 USD/ troy ounces.

(XI) This item relates to transactions which initially represented a hedge of planned revenues from sales of the Company in the first half of 2004. Due to entering into opposite transactions the net nominal position is 0.

(XII) The nominal value of options written is 120 mln USD. The Company uses strategies which are combined through the financing, for example, of bought copper put options with written USD options. The instruments expire between October 2004 and March 2005. The exercise prices of options written is 4.10 USD/PLN

(XIV) Fair value of swap contracts for the notional volume 25 tonnes, expiry date in January 2004. The exercise price is 1710 USD/t

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

(XV) Fair value of swap contracts for the notional volume 162.75 thousand tonnes and execution date between January and December 2004. The fixed prices range between 1690 and 1841 USD/t The swaps are a hedge of copper sell prices from future, highly probable physical transactions in 2004

(XVI) The notional volume of bought put options for collar transactions amounts to 60 thousand tonnes. The expiry dates for these contracts have been set between July and December 2004. The notional volume of written call options for collar transactions amounts to 60 thousand tonnes. The expiry dates for these contracts have been set between July and December 2004. The exercise price of options bought and written ranges between 1765 –1900 USD/t. The options are a hedge of copper sell prices from future highly probable physical transactions in the period from July to December 2004.

(XVII) The notional volume of outstanding swaps is 36.15 mln troy ounces. The expiry dates have been set from January 2004 to June 2006. The fixed prices range between 4.81 – 5.25 USD/ troy ounces. The swaps are a hedge of silver sell prices from future highly probable physical transactions in the period from January 2004 to June 2006.

(XVIII) The nominal value of outstanding forwards is 273 mln USD. Minimum execution rate is 3.9903 USD/PLN, while the maximum execution rate is 4.2805 USD/PLN. The expiry dates of forwards cover the second half of 2004 and the first half of 2005. The forwards are a hedge of planned revenues from sales, and thus represent a hedge against the risk associated with future planned cash flow. The planned execution dates for the hedged positions are between July 2004 and June 2005

(XX) The nominal value of outstanding forwards are as follows: for sell EUR contracts, 11 441 747.34 EUR; for buy/sell USD contracts, the net long position 3 310 586.00 USD. The execution dates for EUR sell contracts are between January 2004 and June 2017. The exercise prices range between 4.0874 and 9.1016 EUR/PLN. The expiry dates for buy/sell USD contracts are between January 2004 and November 2007. The exercise prices range between 4.5172 and 4.9684 USD/PLN.

Fair value estimation methodology

The fair value of outstanding financial derivative instruments at the balance sheet date was set in accordance with the principles outlined in the Introduction to the financial report.

KGHM Polska Miedź S.A. does not apply hedging with respect to shares in the net assets of foreign entities.

OTHER INSTRUMENTS

I. Investment in AIG Emerging Europe Infrastucture Fund

Based on valuation as at 31 December 2002 prepared on the basis of an Emerging Europe Infrastucture Fund report, the value of the Company's investment in this fund amounted to PLN 29 668 thousand, of which:

1. value of shares: PLN 25 780 thousand
2. value of granted loan: PLN 3 889 thousand

In 2003 the Company obtained net shares of PLN 19 840 thousand; paid a management fee of PLN 1 959 thousand and covered the cost of projects in the amount of PLN 413 thousand. The Company received: due to interest on credit granted, PLN 993 thousand; due to dividends paid (net), PLN 979 thousand

Based on valuation as at 31 December 2003 the value of the Company's investment in the AIG Fund amounted to PLN 48 729 thousand.

Bank loan used by the Company in 2003 and which were repaid by 31 December 2003

II. Long term bank loan drawn by KGHM PM S.A. in Bank Handlowy w Warszawie S.A. in the amount of USD 30 000 thousand– Agreement dated 28 December 2001.

Conditions of the loan drawn in Bank Handlowy S.A.:

- amount of loan drawn: USD 30 000 thousand
- interest: LIBOR 1-month + 0.6% margin
- maturity: 28 December 2004

This loan was repaid prior to maturity:
15 000 thousand USD on 22 July 2003
15 000 thousand USD on 9 September 2003

III. On 19 December 2001 the Company entered into a Two-Currency, Revolving Syndicated Credit Agreement. This bank loan was organised by Powszechna Kasa Oszczędności Bank Polski S.A. and Bank Polska Kasa Opieki S.A. The bank loan limit is PLN 915 000 thousand oraz USD 43 500 thousand. This loan was designated for use as payment for the acquisition of bonds of DIALOG S.A. and as payment for the acquisition of bonds on the secondary market. Maturity of this loan is 19 December 2002.
Conditions of the two-currency credit:

- interest on bank loan drawn is equal to the LIBOR 1-month rate for USD-denominated tranches and WIBOR 1- month for tranches in PLN,
- the margin was 0.8% of the amount of loan drawn for the first quarter. Due to failure to adhere to the Agreement's credit conditions, an Annex to the Agreement was signed on 1 April 2002 which altered the interest conditions. The margin increased to 1.2%, and later to 1.5%.
- on 18 December 2002 Annex nr 2 to the Credit Agreement was signed which extended the bank loan maturity period. As a result of signing this Annex the final maturity date was extended to 31 January 2004.
- Annex nr 2 altered the interest conditions of the bank loan – the margin increased to 1.75% for tranches in USD and PLN.

This bank loan was repaid prior to maturity, on 14 August 2003.

IV. On 21 June 2002 a Credit Agreement for USD 200 000 thousand was entered into between KGHM Polska Miedź S.A. and the organiser of this bank loan: ABN AMRO BANK N.V. and JP Morgan PLC. This is bridging credit with the final repayment date falling 366 days after singing of the agreement. This loan was drawn in order to finance the repayment of credit organised by Citibank and ABN AMRO BANK N.V. dated 20 December 2000. On 18 June 2003 an understanding was signed on the extension of the final

date of repayment to 22 July 2003. The remaining bank loan conditions were unchanged.
This bank loan was repaid on 22 July 2003.

As at 31 December 2003 the Company held liabilities due to the following types of bank loan:

V. An agreement dated 18 July 2003 for bank loan in the amount of USD 200 000 thousand for KGHM Polska Miedź S.A. organised by ABN AMRO BANK NV and Bank Polska Kasa Opieki S.A. and by Citibank NA

a) Conditions for the loan drawn:
- amount of credit granted: USD 200 000 thousand
- interest: LIBOR 1M + 2.2% margin (in 2003)
- maturity: 18 July 2008
- the final interest period began on 22 December 2003 and ended on 22 January 2004, interest (LIBOR + margin) during this period was 3.35%, while the value of interest paid on 22 January 2004 is USD 555 thousand.

b) Value as at 31 December 2003:
- the LIBOR rate increased by a margin was used for valuation; as at 31 December 2003 it amounted to 3.30% with a USD/PLN sale rate of exchange in ABN Amro Bank on 31 December 2003 of 3.8216

The same valuation method was used as for variable interest bonds. Fair value amounted to PLN 736 230 thousand (Table 1).

The above instruments were valued in the same manner as variable interest bonds. Immediately following their coupon payment date, the face value of variable interest bonds is always equal to their nominal value. During the period between payment dates, we can make use of the fact that the value of bonds will be equal to their nominal value immediately following the next payment date, while coupons between payment dates and the nominal value of bonds from the coupon payment date are discounted. Similar principles may be applied for the instruments described above. The arguement for this type of procedure is that changes in the interest rate have a direct impact on the value of this instrument in the period between coupon payment dates (for variable interest instruments), in contrast to instruments with a fixed rate of interest, where changes in the variable interest rate affect the value of all coupons.
This bank loan is treated as a financial liability held for trading.

VI Agreement dated 18 July 2003 for bank loan of PLN 471 130 thousand and USD 159 500 thousand for KGHM Polska Miedź S.A. organised by Bank Polska Kasa Opieki S.A., Powszechna Kasa Oszczędności Bank Polski S.A. and the consortium of banks.

a) Conditions for the loan drawn:
- amount of loan drawn: PLN 471 130 thousand and USD 159 500 thousand,
- interest: WIBOR 1M, LIBOR 1M + 2.2% margin (in 2003)
- maturity: 18 July 2006
- the final interest period began on 15 December 2003 and ended on 15 January 2004, interest (WIBOR+ margin and LIBOR+ margin) during this period was respectively 7.68% and 3.36%, while the value of interest paid on 15 January 2004 will be USD 460 thousand and PLN 1 462 thousand.

b) Value as at 31 December 2003:
- the relevant WIBOR and LIBOR rates, increased by a margin, were used for valuation, these rates on 31 December 2003 being 7.56% for PLN and 3.28% for USD. In order to calculate USD tranches into PLN, the USD/PLN sale rate of exchange in Bank Pekao S.A. from 31 December 2003 of 3.8301 was used.

The same valuation method was used as for variable interest bonds. Fair value amounted to PLN 832 396 thousand (Table 1).

Additional Explanatory Notes
Note Nr 1.2.1a

Table 1 Valuation as at 31 December 2003

	Valuation of bank loan in Pekao S.A., USD tranche	Valuation of bank loan in ABN AMRO (base 360 days))	Valuation of bank loan in Pekao S.A., PLN tranche
Date of valuation	31 December 2003	31 December 2003	31 December 2003
Date of interest payment	15 January 2004	22 January 2004	15 January 2004
Interest coupon	USD 460 thousand	USD 555 thousand	PLN 1 462 thousand
Nominal value	USD 159 152 thousand	USD 192 500 thousand	PLN 221 130 thousand
Discount rate LIBOR/WIBOR+ margin	3.28 % (base - 360 days)	3.30 % (base - 360 days)	7.56% (base - 360 days)
Discount Factor	0.9986	0.9979	0.9969
FX sell rate	3.8301	3.8216	
Fair Value	PLN 610 494 thousand	PLN 736 230 thousand	PLN 221 902 thousand

The above instruments were valued in the same manner as variable interest bonds. Immediately following their coupon payment date, the face value of variable interest bonds is always equal to their nominal value. During the period between payment dates, we can make use of the fact that the value of bonds will be equal to their nominal value immediately following the next payment date, while coupons between payment dates and the nominal value of bonds from the coupon payment date are discounted. Similar principles may be applied for the instruments described above. The arguement for this type of procedure is that changes in the interest rate have a direct impact on the value of this instrument in the period between coupon payment dates (for variable interest instruments), in contrast to instruments with a fixed rate of interest, where changes in the variable interest rate affect the value of all coupons.

This bank loan is treated as a financial liability held for trading.

Information on financial instruments, point 1d, financial assets held to maturity

VII KGHM Polska Miedź SA holds bonds of DIALOG S.A. having a total nominal value of PLN 1 379 800 thousand, of which:

a. 2 940 bonds having a total nominal value of PLN 294 000 thousand with maturity dates from 15 July 2003 to 17 July 2006.
b. 9 150 bonds series XXI having a total nominal value of PLN 915 000 thousand purchased for the period from 15 July 2003 to 18 December 2006.
c. 1 708 bonds series XXII having a total nominal value of PLN 170 800 thousand purchased for the period from 15 July 2003 to 18 December 2006.

Saleable financial assets - the shares of Polkomtel S.A.

Information on these shares:

- number of shares of Polkomtel S.A. held by KGHM Polska Miedź S.A.: 4 019 780,
- nominal value of shares held: PLN 401 978 thousand,
- percentage of share capital of Polkomtel S.A. held by KGHM Polska Miedź S.A.: 19.61%,
- book value of these shares expressed as their purchase price: PLN 437 249 thousand.

This investement was treated as long term, whose purpose was the diversification of activities and to ensure financial security in order to achieve the strategic goals of the core business.
The Management Board of KGHM Polska Miedź S.A., in agreement with the remaining Polish shareholders of Polkomtel S.A., is considering the sale of the shares of this company.

The shares of Polkomtel S.A. have not been admitted to public trading, because of which it is difficult to determine a market value for these shares.

Pursuant to the approved strategy of KGHM Polska Miedź S.A., the Company also treats its investment in the shares of Polkomtel S.A. as a source of financial income. Consequently, in 2003 KGHM Polska Miedź S.A. participated in the financial surplus earned by Polkomtel S.A. through the receipt of a dividend. It is also expected that KGHM Polska Miedź S.A. will receive financial income in the form of a dividend from Polkomtel S.A. in future years.

Financial Leasing

KGHM Polska Miedź S.A. leases assets based on two leasing agreements:

1. an agreement dated 30 August 2002 with Bank Austria Creditanstalt
2. an agreement dated 3 December 2003 with Reiffeisen – Leasing Polska Spółka Akcyjna

Leasing agreement for tangible assets - computer hardware

The subject of the first agreement is the leasing of IBM computer hardware (servers). This agreement is valued at USD 1 427 thousand, initial payment – a cost of financing of USD 11 thousand was paid. The subject of the agreement is the acquisition of fixed assets for the purpose of realising hosting services managed by Dominet Bank S.A.
Instalment payments are made monthly over a period of 60 months. Maturity is in October 2007. The agreement allows for the possibility of shortening the repayment period. Interest is based on WIBOR 1M. Pursuant to this agreement the Company has the right to expand the subject of the agreement. The assets which are the subject of this agreement have been insured by the Company against risk. In the first quarter of 2004 this agreement was redenominated into PLN.

Leasing agreement for tangible assets - aircraft

The subject of the second agreement is the leasing of an aircraft to service the business needs of the Company. This agreement is valued at USD 1 361 thousand (which, based on the agreement's fixed exchange rate, is PLN 5 191 thousand) of which USD 680 thousand represents the initial payment. Future installment payments are based on the amount of PLN 2 599 thousand. Equity instalments are made monthly over a period of 60 months. The agreement allows for the possibility of shortening the repayment period.
Maturity is 14 December 2005. Interest is based on LIBOR from the last day of the month prior to payment.
An additional security is a bill of exchange in blanco together with a bill of exchange declaration. Pursuant to this agreement the Company incurs the costs of obtaining these assets.

INFORMATION ON FINANCIAL ASSETS SALEABLE OR HELD FOR TRADING, VALUED AT THEIR ADJUSTED PURCHASE COST
AS AT 31 DECEMBER 2003

Financial assets saleable or held for trading, were not valued at their adjusted purchase cost

CHANGE IN VALUATION OF FINANCIAL ASSETS

The Company does not change the valuation to fair value of financial assets to valuation at the adjusted purchase cost.

INFORMATION ON VALUATION ADJUSTMENTS OF FINANCIAL ASSETS DUE TO PERMANENT DIMINUTION IN VALUE

Elements of financial assets which were qualified as financial instruments were not valued due to permanent diminution in value.

KGHM Polska Miedź S.A. SA-R 2003 in '000 PLN

Additional Explanatory Notes
Note Nr 1.2.7

INFORMATION ON INTEREST INCOME FROM FINANCIAL DEBT INSTRUMENTS, LOANS GRANTED OR OWN DEBTORS
FOR THE PERIOD FROM 1 JANUARY 2003 TO 31 DECEMBER 2003

Item	Description	Interest income during the financial period				Category of assets, to which this interest is related
		interest accrued and realised	interest accrued and not realised pursuant to payment schedule			
			to 3 months	from 3 to 12 months	over 12 months	
1	2	3	4	5	6	7
1.	Financial debt instruments	95 856	272			Financial assets held to maturity
2.	Loans granted	11 285		15		Loans granted and own debtors
3.	Own debtors (i.e. arising from the granting of cash resources to a second party, contingent upon meeting the requirements of art.3 sec. 1 p.23)		15			Loans granted and own debtors

WRITE-OFFS REVALUING LOANS GRANTED OR OWN DEBTORS AND ACCRUED - UNREALISED INTEREST ON THESE DEBTORS

There were no write-offs revaluing loans granted or own debtors due to permanent diminution in value

KGHM Polska Miedź S.A. SA-R 2003 in ' 000 PLN

INFORMATION ON INTEREST COSTS OF FINANCIAL LIABILITIES

Item	Description	Interest costs in financial period			
		accrued and realised interest	accrued and unrealised interest pursuant to payment schedule		
			to 3 months	from 3 to 12 months	over 12 months
1	2	3	4	5	6
1.	Financial liabilities held for trading - short term loans which are not hedging transactions	44 190	41		
2.	Long term financial liabilities (USD)- for hedging purposes	18 350	1 652		
3.	Other short term financial liabilities-bank loans for hedging purposes	14 281			
4.	Long term financial liabilities -long term bank loans beeing hedging transactions	12 352	802		

EXEMPTION NUMBER: 82-4639

CASH FLOW HEDGES RECOGNISED IN SHAREHOLDERS FUNDS

The Company accounts for cash flow hedges in accordance with principles outlined in the Introduction to the financial report. These principles require that the effective portion of the result from the valuation of financial instruments in the period in which such transactions are designated as cash flow hedges is recognised in shareholders' funds. The amounts accumulated in shareholders' funds this way are then transferred to the profit and loss when the hedged item is realised.

On the 1 June 2000 the General Meeting of Shareholders decided to establish a separate position in shareholders' funds relating to the valuation of hedging transactions.

The tables below present changes to shareholders funds due to accounting for the valuation of the effective part of the derivative instruments designated as hedging of future cash flows.

AMOUNTS RECOGNISED IN SHAREHOLDERS FUNDS	31 December 2003 [in '000 PLN]
Revaluation reserve capital – hedging transactions against commodities risk (copper, silver)	(596 645)
Revaluation reserve capital – hedging transactions against exchange rate risk – forwards and options	176 382
Revaluation reserve capital – hedging transactions against exchange rate risk – foreign currency bank loans	50 235
REVALUATION RESERVE CAPITAL - TOTAL	(370 028)

The effectiveness of hedging instruments used by the Company in the financial period is assessed and measured by comparing changes in forward prices of hedged items with the prices of forward contracts, or – in the case of options instruments – based on changes in options intrinsic value.

Gains and losses on cash flow hedging instruments

	31 December 2003 [in'000PLN] Total
Accumulated result in shareholders funds achieved on cash flow hedging financial instruments, as at date of opening balance	166 107
Amount recognised in shareholders funds in the current financial period due to effective hedging transactions	(455 340)

Additional Explanatory Notes
Note Nr 1.2.12

Gains / losses transferred from equity to the profit and loss account in the financial period	80 795
Gains / losses eliminated from equity adjusting the carrying amount of the hedged asset or liability	-
Accumulated in equity gains and losses on cash flow hedges at the balance sheet date	(370 028)

INFORMATION ON INTEREST FROM LOANS GRANTED OR OWN DEBTORS REVALUED DUE TO PERMANENT DIMINUTION IN VALUE AS AT 31 DECEMBER 2003

Loans granted or own debtors were not revalued due to permanent diminution in value

KGHM Polska Miedź S.A. SA-R 2003 in ' 000 PLN

OFF - BALANCE SHEET LIABILITIES AND DEBTORS
AS AT 31 DECEMBER 2003

Item	Type of liability	Total amount	Date
1	2	3	4
1.	CONTINGENT DEBTORS due to:	44 590	
1.1	received guarantees		
-	of which from related entities		
1.2	contested State budget issues	43 992	undefined
1.3	other items	598	undefined
-	of which from related entities		
2.	CONTINGENT LIABILITIES due to	17 357	
2.1	granted guarantees	17 357	
	- of which to related entities	17 357	
		4 462	23.04.2004
		9 184	11.05.2004
		2 755	11.06.2004
		956	4.09.2004
3.	OTHER due to:	285 989	X
3.1	liabilities due to bills of exchange	8 000	X
-	Bank Rozwoju Eksportu S.A.	4 000	31.12.2004
-	Bank Rozwoju Eksportu S.A.	4 000	20.03.2004
3.2	liabilities due to perpetual usufruct of land	170 302	
3.3	liabilities due to leased fixed assets	6 886	X
3.4	commitments due to implementation of R&D projects and other unrealised agreements	99 885	
3.5	disputed issues, remaining under legal contention	916	X

INFORMATION ON LIABILITIES TO STATE OR MUNICIPAL AUTHORITIES AS AT 31 DECEMBER 2003

At the end of 2003 the Company has no liabilities to State or municipal authorities due to gaining ownership rights to buildings and structures

KGHM Polska Miedź S.A. SA-R 2003 in ' 000 PLN

Additional Explanatory Notes
Note Nr 4

INFORMATION ON REVENUE, COSTS AND RESULTS OF ABANDONED ACTIVITIES IN 2003

Item	Description	Revenues	Costs	Result on abandoned activities
I.	Operations abandoned during the financial period			
1.	None			
II.	Activities foreseen as being abandoned in the following financial year	22 712	37 968	(15 256)
1.	Transfer of heating plant to the subsidiary "Energetyka "	21 996	37 490	(15 494)
2.	Separation of the water-sewage activities of the Water Management Division as a separate entity with the equity commitment of KGHM Polska Miedź S.A.	716	478	238
III.	TOTAL (I+II)	22 712	37 968	(15 256)

KGHM Polska Miedź S.A. SA-R 2003 in ' 000 PLN

COSTS OF PRODUCTION OF PRODUCTS FOR INTERNAL USE OF THE COMPANY
FOR THE PERIOD FROM 1 JANUARY 2003 TO 31 DECEMBER 2003

Item	Description	Amount
1.	Products transferred to tangible assets under construction, tangible assets for internal use of the Company	4 856
2.	Products transferred to inventories warehouse	18 159
3.	Costs of research work capitalised as intangible assets	1 556
4.	Other services for internal use of the Company	4 868
5.	TOTAL	29 439

KGHM Polska Miedź S.A. SA-R 2003 in ' 000 PLN

Additional Explanatory Notes
Note Nr 6

EQUITY AND TANGIBLE INVESTMENTS
FOR THE PERIOD FROM 1 JANUARY 2003 TO 31 DECEMBER 2003

Item	Description	Incurred in 2003	Planned in the next 12 months
0	1	2	3
I	Tangible investments	423 840	590 000
a	of which: environmental protection	30 040	65 040
II	Equity investments	146 340	245 824

KGHM Polska Miedź S.A. SA-R 2003 in ' 000 PLN

INFORMATION ON TRANSACTIONS OF ISSUERS WITH RELATED ENTITIES RELATING TO TRANSFER OF RIGHTS AND OBLIGATIONS

Item	Name of entity	Entity with which the transaction was concluded	Transaction			
			Value of sales and other transactions	Subject	Value of purchase and other transactions	Subject
1.	KGHM Polska Miedź S.A.	TUW "CUPRUM"	6 564	compensation paid and premiums refunded	8 079	property insurance
2.	KGHM Polska Miedź S.A.	Energetyka spółka. z o.o.			48 446	supply of heat, power and water
3.	KGHM Polska Miedź S.A.	CBPM "CUPRUM" spółka. z o.o.			13 790	R&D and design works
4.	KGHM Polska Miedź S.A.	MCZ S.A.			8 664	medical services
5.	KGHM Polska Miedź S.A.	MCZ S.A.			3 500	loan granted
6.	KGHM Polska Miedź S.A.	CBJ spółka. z o.o.			29 960	quality services
7.	KGHM Polska Miedź S.A.	KGHM Polish Copper Ltd	554 064	intermediary services in copper and silver products sales		
8.	KGHM Polska Miedź S.A.	KGHM Kupferhandelsges m.b.H.	190 854	intermediary services in copper sales		
9.	KGHM Polska Miedź S.A.	KGHM Metraco spółka. z o.o.	115 535	exclusive rights to perform intermediary services in the sale of acid, copper and rock salt	305 218	copper scrap, chemical materials and machines
10.	KGHM Polska Miedź S.A.	DIALOG S.A.	96 129	interest on debt securities	2 632	telecommunications services
11.	KGHM Polska Miedź S.A.	DIALOG S.A.	1 372 647	rollover of bonds	1 379 800	rollover of bonds
12.	KGHM Polska Miedź S.A.	Pol-Miedź Trans spółka. z o.o.			227 033	transport services
13.	KGHM Polska Miedź S.A.	Fosroc-Ksante spółka z o.o.			10 300	purchase of materials

The above information includes typical business transactions as well as unusual transactions.
*Additionally, KGHM Polska Miedź S.A. has indirect interests in subsidiaries and associates of the lower level in the Capital Group. The full scope of relations will be presented in the consolidated financial statement.

KGHM Polska Miedź S.A. SA-R 2003 in ' 000 PLN

Additional Explanatory Notes
Note Nr 7.2

DATA CONCERNING ENTITIES HAVING A CAPITAL RELATIONSHIP WITH THE ISSUER
AS AT 31 DECEMBER 2003

Item	Name of entity	Degree of management control %	Mutual debtors	Mutual liabilities	Mutual operating and financial costs	Mutual operating and financial revenues	Mutual long term investment
1	2	3	4	5	6	7	8
1.	CBPM Cuprum Sp. z o.o.	100	601	4 290	13 477	7	
2.	KGHM Polish Copper Ltd.	100	17 039		6	561 120	
3.	Dolnośląska Spółka Inwestycyjna S.A.	77	7	37	277	56	
4.	Miedziowe Centrum Zdrowia S.A.	100	63	757	8 713	392	
5.	KGHM Metale S.A.	100	1 162	33	538	1 641	
6.	Energetyka Sp. z o.o.	100	44 741	7 200	48 453	2 695	
7.	Centrum Badań Jakości Sp. z o.o.	100	110	2 640	30 090	1 787	
8.	KGHM Kupferhandelsges mbH.	100	46 575		9 512	186 340	
9.	Pol-Miedź Trans Sp. z o.o.	100	1 439	7 458	227 125	2 682	
10.	DIALOG S.A.	100	38	248	2 665	96 711	1 379 800
11.	KGHM Congo sprl	100	26 364		749	872	
12.	KGHM Metraco Sp. z o.o.	99	12 369	17 767	305 218	115 535	
13	TUW Cuprum	93		983	7 566		
14.	Zagłębie Lubin Sportowa Spółka Akcyjna	67	41		1 550	42	
15	Minova –Ksante Sp. z o.o.	30	22	991	10 300	786	
	Total*	X	150 571	42 404	666 239	970 666	1 379 800

Additionally, KGHM Polska Miedź S.A. has indirect interests in subsidiaries and associates of the lower level in the Capital Group. The full scope of relations will be presented in the consolidated financial statement.

INFORMATION ON JOINT VENTURES NOT CONSOLIDATED FULLY OR BY THE EQUITY METHOD IN 2003

The Company did not have joint ventures with other entities

Additional Explanatory Notes
Note Nr 9

AVERAGE EMPLOYMENT IN 2003

Item	Description	Average employment
0	1	2
1.	Employees:	17 981
a.	white-collar workers	4 194
b.	blue-collar workers	13 787
2.	Trainees	2
3.	Persons on temporary contracts	
4.	Persons on maternity leave or unpaid leave	12
I	EMPLOYMENT IN TOTAL	17 995

KGHM Polska Miedź S.A. SA-R 2003 in '000 PLN

INFORMATION ON REMUNERATION AND ON ADVANCES, LOANS, CREDITS AND GUARANTEES GRANTED TO MANAGEMENT AND SUPERVISORY PERSONNEL OF THE COMPANY IN 2003

Item	Description	Management Board	Supervisory Board
1.	2.	3.	4.
1.	Remuneration, together with profit sharing, paid by the issuer:	3 645	696
1.1	by contract, for the fulfilment of management and supervisory functions in 2003*	2 381	428
1.2	for recalled members of the Management Board in prior years	959	
1.3	due to other contracts *(of which: due to employment contracts with members of the Supervisory Board elected by the employees)*	305	268
2.	Remuneration, together with profit sharing, paid by the issuer's subsidiaries and associates due to the fulfilment of supervisory functions and due to other contracts	324	90
3.	Transactions of the issuer, and subsidiary and associated entities, with spouses, relatives related in a straight line to the first or second degree, or related due to the providing of care, adoption or guardianship with management or supervisory personnel.		

In the financial period the Company did not grant advances, credits, loans and guarantes for members of the Management Board and Supervisory Board

**The monthly remuneration of Supervisory Board members was established based on a resolution of the Ordinary General Meeting dated 29 May 2003, being:*

- *for the Chairman of the Supervisory Board, 2.5 times the average monthly pre-tax wage in the commercial sector, without profit sharing, for the last month of the prior quarter, and*
- *2.2 times the wage as calculated above for the Deputy Chairman, and 2 times the wage for the remaining members of the Supervisory Board*

KGHM Polska Miedź S.A. SA-R 2003 in ' 000 PLN

Additional Explanatory Notes
Note Nr 12

SIGNIFICANT EVENTS OF PRIOR YEARS ACCOUNTED FOR WITHIN THE FINANCIAL REPORT FOR 2003

Item	Description of events	Effect on financial result (+ , -)
0	1	2
1.	Creation of allowance for State budget debtors due to additional VAT assessment for 2000	(42 823)
2.	Refund of interest and interest on interest due to settlement of tax for previous years	8 018
3.	Refund of insurance premiums	4 287
4.	Settlement and adjustments of real estate tax with interest related to prior years	1 482
5.	Adjustment of mining fees for 2002	1 819
6.	Interest for overdue payment due to R&D projects related to prior years	(856)
7.	Additional income tax assessment and interest after tax control for 2001	(632)
8.	Received compensation related to damage from prior years.	732
9.	Corrections related to capital decrease in prior years	(357)
10.	Other corrections of costs related to prior years	(209)
11.	TOTAL	(28 539)

KGHM Polska Miedź S.A. SA-R 2003 in ' 000 PLN

Additional Explanatory Notes
Note Nr 13

SIGNIFICANT EVENTS WHICH OCCURRED AFTER THE BALANCE SHEET DATE AND WHICH WERE NOT ACCOUNTED FOR IN THE FINANCIAL STATEMENTS FOR 2003

Sales agreements

1. On 27 January 2004 an agreement was signed for the sale of copper cathodes in 2004 between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. (a subsidiary of KGHM Polska Miedź S.A.). The value of this transaction is estimated at appx. USD 98 420 thousand i.e. appx. PLN 368 091 thousand. This amount was calculated based on copper cathode quotations on the London Metal Exchange and on the PLN/USD exchange rate of the National Bank of Poland from 26 January 2004. The total value of agreements entered into between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. during the last twelve months is estmated at appx. PLN 654 355 thousand.

2. On 30 January 2004 KGHM Polska Miedź S.A. signed, together with Tele-Fonika Kable S.A. an annex to the agreement dated 28 January 2003 for the sale of 8 mm copper wire rod between KGHM Polska Miedź S.A. and Tele-Fonika KFK S.A. This annex extends the above-mentioned agreement into 2004 and sets out the amount of tonnage for the year 2004. The estimated value of revenues from sales in 2004 may vary within a range of appx. USD 197 239 thousand, i.e. appx. PLN 747 535 thousand to appx. USD 250 189 thousand, i.e. appx. PLN 948 215 thousand.
The value of revenues was calculated based on current copper prices on the London Metal Exchange and on current PLN/USD exchange rates from the National Bank of Poland, and on the degree to which options are used.
The total estimated value of agreements entered into between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. during the last 12 months is between PLN 796 823 thousand to PLN 997 503 thousand.

Settlement with the State Budget

1. On 19 February 2004 the Voivodeship Administrative Court in Wrocław overturned a decision of the Legnica branch of the Tax Office in Wrocław related to determining the liabilities and amounts in arrears due to corporate income tax for 1999. The total amount disputed is PLN 7 988 thousand.
In overturning this decision of the Tax Office for 1999, the Court commented orally, among others, that expenses due to wages paid by the Company related to the coverage of school costs of employees' children are not tax-deductible costs.
As at the date of preparation of the financial report, KGHM Polska Miedź S.A. has not received a written justification of this ruling. KGHM Polska Miedź S.A. intends to submit a cassation appeal to the Supreme Administrative Court in Warsaw of the decision of the Voivodeship Administrative Court in Wrocław.

Additional Explanatory Notes
Note Nr 14

INFORMATION ABOUT RELATION BETWEEN LEGAL ANTECEDENT OF THE COMPANY AND THE COMPANY AND THE METHOD AND SCOPE OF TRANSFER OF ASSETS AND SHAREHOLDERS FUNDS AND LIABILITIES.

The legal antecedent of the Company was a State-owned enterprise Kombinat Górniczo - Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

Additional Explanatory Notes
Note Nr 15

INFORMATION ON CORRECTIONS TO INFLATION LEVEL.

The financial statements and comparative financial data are not subject to correction due to inflation.

Additional Explanatory Notes
Note Nr 16

CHANGES TO DATA SHOWN IN THE FINANCIAL REPORT AND IN COMPARABLE DATA, VERSUS THOSE OF PREVIOUSLY- PREPARED AND PUBLISHED FINANCIAL REPORTS

There are some differences between the presented financial report with respect to the comparative financial data for 2002 versus those previously published in the financial report for 2002 arising from the change of the manner of presentation of the result from settlement of commodity hedging instruments.

I. Profit and loss account for 2002

1.Revenue from the sale of products, goods and materials per previously published data	4 488 301
2. Adjustments due to changes in methodology of presentation of the result from settlement of commodity hedging instruments:	(8 116)
3.Revenue from the sale of products, goods and materials after restatement to the new methodology of presentation	4 480 185

II Financial income

1 . Financial income per previously published data	509 316
2. Adjustments due to changes in methodology of presentation of the result from settlement of commodity hedging instruments	8 116
3. Financial income after restatement to the new methodology of presentation	517 432

Additional Explanatory Notes
Note Nr 17

CHANGES OF ACCOUTING POLICIES IN RELATION TO PRIOR FINANCIAL PERIOD

In 2003 the Company changed the method of valuation of financial liabilities due to bank loans, by the amount of the adjusted acquisition price. The result of these changes does not constitute a significant amount.

Additional Explanatory Notes
Note Nr 18

CORRECTIONS TO BASIC ERRORS (CHANGES IN ACCOUNTING POLICIES), THEIR CAUSE, DESCRIPTION AND IMPACT ON THE FINANCIAL RESULT

There was no settlement of adjustments due to basic errors in undistributed profit of prior years.

Additional Explanatory Notes
Note Nr 19

GOING CONCERN CONSIDERATION

The statements of the Company have been prepared under the going concern concept.
There are no reasons suggesting any threats to the going concern consideration in the foreseeable future.

Additional Explanatory Notes
Note Nr 20

MERGER OF COMPANIES

There were no mergers of companies in the current financial period. This financial report does not contain data on merged companies.

Additional Explanatory Notes
Note Nr 21-22

VALUATION OF SHARES IN SUBORDINATED ENTITIES

The equity method is not used in the valuation of shares of subordinated entities.

The effects of applying the equity method to valuation of shares in subordinated entities.

1.	Balance Sheet value of shares in subordinated entities	1 238 141
2.	Value of shares valued by equity method	701 780
3.	Impact of valuation on net profit of current period	279 225
4.	Impact of valuation on retained profit of prior years	(815 586)

Valuation by the equity method was done by taking the net asset value of subordinated entities as their book value.
KGHM Polska Miedź S.A., as the dominant entity of a Capital Group, prepares and publishes a consolidated financial report.

Additional Explanatory Notes
Note Nr 23

OTHER ADDITIONAL EXPLANATORY INFORMATION

Information on the financial situation in the subsidiary DIALOG S.A.

In the financial report as at 31 December 2003, KGHM Polska Miedź S.A., as in prior periods, showed the shares owned in DIALOG S.A. at their cost of purchase. In 2003 KGHM Polska Miedź S.A. realised equity investments totalling PLN 146 340 thousand, of which PLN 100 000 thousand was used for payment shares of DIALOG S.A. obtained in 2001.

The Management Board of KGHM Polska Miedź S.A. is aware that the shares of DIALOG S.A. represent a significant part of the assets of KGHM Polska Miedź S.A., while the commitment of KGHM Polska Miedź S.A. in financing the investments of DIALOG S.A. through the acquisition of bonds does not increase the overall risk of this investment.
The strategy of KGHM Polska Miedź S.A. foresees a limitation of commitment by KGHM Polska Miedź S.A. in this company. Over the next few years the telecommunications market will undergo changes aimed at bringing order and consolidation. This situation does not allow the value of this company to be definitively established. Being fully aware of the losses incurred by DIALOG S.A. in the prior years and the financial situation in 2003, the value of this company should be considered based on the following factors:

1. As DIALOG S.A. has only been in operation for a relatively short time, it is not possible to precisely define its market value. The company is in a phase of intensive growth, aimed at acquiring the maximum number of new subscribers. In past periods this company invested in the development of its network, which allowed further effective growth of its subscriber base. As at 31 December 2003 the company owned 639 thousand built lines and 404 thousand ringing lines. Actions were also undertaken aimed at improving the subscriber structure, focusing on business customers. Furthermore, through additional services, among others data transmission services (the internet), the company is increasing revenues based on its current subscriber base. At the same time the Management Board of DIALOG S.A. over the course of 2003 consistently realised a restrictive program of reducing costs, which is leading to a clear improvement in the profitability of operating activities. In 2003 the company achieved an operating profit of PLN 426 mln (EBITDA amounted of PLN 543 mln).
2. A major factor impacting the profitability of the company is its level of debt and the costs of servicing this debt. A plan for restructuring the debt of this company is currently being developed, aimed at achieving an optimal structure of shareholders' and external funds. (among others, a program for decreasing the debt of the company is being developed). In 2003 KGHM Polska Miedź S.A. continued to finance DIALOG S.A. through the acquisition of bonds issued by that company. The total value of debt of DIALOG S.A. towards KGHM Polska Miedź S.A. in this regard as at 31 December 2003 was PLN 1 379 800 thousand. The Extraordinary General Meeting of DIALOG S.A. agreed to the issuance of company bonds. KGHM Polska Miedź S.A. obtained bonds in the following amounts:
   1) PLN 294 000 thousand with a maturity of 17 July 2006, and
   2) PLN 915 000 thousand and an amount representing the PLN equivalent of USD 43 500 thousand, with a maturity of 18 December 2006.
3. On 19 December 2003 the Minister of Infrastructure passed a decision in the matter of cancellation of the liabilities of DIALOG S.A. due to licensing installment and prolongation fees. Based on this the licensing liabilities (i.e. the licensing installment fees) for the provision of telecommunications services were cancelled, in the amount of EUR 117 850 thousand (the equivalent of PLN 548 780 thousand based on the average NBP exchange rate from 19 December 2003) as well as the liabilities due to prolongation fees in the amount of PLN 21 704 thousand (the equivalent of EUR 4 661 thousand based on the average NBP exchange rate from 19 December 2003), as set out in the request of DIALOG S.A. The Minister of Infrastructure had deferred these liabilities in a decision dated 7 August 2003 to 30 September 2004 and had expressed the desire to have them cancelled.
   The conditions which were set out in the decision on the promise of cancellation - the presentation of documentation with respect to the investment expenditures incurred by the company during the years 2001-2002 and their verification as to their type, scope and amount, after an examination carried out in DIALOG S.A. - have been met. This decision is final in administrative proceedings.

4. A process of consolidation is currently taking place on the fixed-line telephone market. The activities of the Treasury and Infrastructure Ministries are aimed at supporting independent operators in order to create a competing force for the leading company on the market, Telekomunikacja Polska S.A. In addition, several operators are aiming at obtaining the benefits arising from synergy. Actions are also being undertaken aimed at a deeper integration of operators.

The Management Board of KGHM Polska Miedź S.A. views the above actions as the basis for an increase in the value of DIALOG S.A., as well as an increase in investor interest. The effects achieved in 2003 confirm the appropriateness of the activities undertaken and permits the assumption that the consistently realised restructurisation and consolidation plans lead to clarification of the economic state of the company as well as to a more rapid increase in its value.

The Management Board of KGHM Polska Miedź S.A., aware of its capacity for investment, will – until an ideal business plan is developed – provide balanced financing for the growth of DIALOG S.A.

ADDITIONAL INFORMATION NECESSARY TO ENABLE HOLDERS OF LISTED SECURITIES RESIDENT IN THE UNITED KINGDOM TO OBTAIN ANY RELIEF FROM UNITED KINGDOM TAXATION TO WHICH THEY ARE ENTITLED IN RESPECT OF THEIR HOLDING OF SUCH SECURITIES:

Holders of securities issued by KGHM Polska Miedź S.A. resident in the United Kingdom should discuss with professional advisors if they can obtain any relief from United Kingdom taxation in respect of holding such securities.

SIGNATURES OF ALL MEMBERS OF THE MANAGEMENT BOARD			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
1 March 2004	Stanisław Speczik	President of the Management Board	
1 March 2004	Grzegorz Kubacki	Vice President of the Management Board	
1 March 2004	Jarosław Andrzej Szczepek	Vice President of the Management Board	
1 March 2004	Tadeusz Szeląg	Vice President of the Management Board	

SIGNATURE OF PERSON RESPONSIBLE FOR COMPANY ACCOUNTING			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
1 March 2004	Jacek Sieniawski	Chief Accountant	

EXEMPTION NUMBER: 82-1919

KGHM POLSKA MIEDŹ S.A.

REPORT ON THE COMPANY'S ACTIVITIES IN 2003

Lubin, March 2004

KGHM POLSKA MIEDŹ S.A. IN THE YEARS 1997-2003

		1997	1998	1999	2000	2001	2002	2003	Change % (2002=100)
Profit and loss account									
Revenues from sales	'000 PLN	4 089 469	3 641 672	4 113 297	4 982 763	4 240 797	4 480 185	4 740 788	105.8
Profit from sales	'000 PLN	904 959	240 384	347 500	941 142	193 864	143 940	430 779	×3.0
EBITDA*	'000 PLN	1 203 165	562 402	540 246	1 238 588	259 526	425 199	653 751	153.8
Profit before taxation	'000 PLN	914 023	310 048	(57 628)	795 090	(242 991)	310 080	569 331	183.6
Net profit	'000 PLN	501 800	178 750	(169 899)	617 967	(281 503)	254 546	411 557	161.7
Balance sheet									
Total assets	'000 PLN	4 936 662	4 974 870	4 883 709	5 756 870	7 739 361	8 155 072	8 695 345	106.6
Provisions	'000 PLN	216 453	206 181	712 902	772 912	1 250 685	1 354 599	1 313 634	97.0
Total liabilities	'000 PLN	629 369	568 717	473 902	607 509	2 819 758	2 645 247	3 225 408	121.9
Financial indicators									
Earnings per share (EPS)	PLN	2.51	0.89	(0.85)	3.09	(1.41)	1.27	2.06	162.2
Dividend per share (DPS) **	PLN	0.25	0.10	-	1.00	-	-	x	x
Price per share / Earnings per share (P/E)	x	5.2	14.0	(30.6)	8.3	(9.2)	10.6	12.7	119.8
Current liquidity	x	2.2	2.3	2.6	2.3	1.0	1.2	1.2	100.0
Quick liquidity	x	1.0	0.9	1.0	0.9	0.7	0.6	0.7	116.7
Debt ratio	%	14.2	13.5	14.3	15.9	37.0	34.2	38.8	113.5
Durability of financing structure	%	86.1	87.1	85.7	84.1	63.0	79.0	76.8	97.2
Return on assets (ROA)	%	10.2	3.6	(3.5)	10.7	(3.6)	3.1	4.7	151.6
Return on equity (ROE)	%	12.5	4.4	(4.9)	15.2	(7.8)	6.4	10.3	160.9
Production results									
Electrolytic copper production	t	440 644	446 837	470 494	486 002	498 451	508 674	529 616	104.1
Metallic silver production	t	1 029	1 098	1 093	1 119	1 163	1 192	1 223	102.6
Macroeconomic data									
Copper prices on LME	USD/t	2 276	1 653	1 574	1 814	1 578	1 558	1 780	114.2
Silver prices on LBM	USD/kg	157	178	168	159	141	148	157	106.1
Exchange rate	PLN/USD	3.28	3.49	3.96	4.35	4.10	4.08	3.89	95.3
Other data									
Market value of shares at end of period	PLN /share	13.50	12.50	26.20	25.80	13.00	13.50	26.20	194.1
Tangible investments	'000 PLN	648 575	487 498	378 957	584 136	429 160	359 952	423 840	117.7
Equity investments ***	'000 PLN	465 866	189 522	228 664	468 326	271 369	105 364	146 340	138.9
Electrolytic copper production cost	USD/t	1 685	1 590	1 472	1 417	1 544	1 545	1 603	103.8
Electrolytic copper production cost	PLN /t	5 527	5 556	5 836	6 156	6 328	6 305	6 237	98.9

** operating profit + depreciation*

*** dividend for financial year*

**** including payment in 2002 and 2003 for the shares of DIALOG S.A. of PLN 100 mln each due to the increase in share capital registered in 2001*

In this report, financial data for 2002 were restated to reflect changes in the methodology of presentation of the result from the settlement of commodity hedging instruments.

TABLE OF CONTENTS

1. COMPANY DESCRIPTION

1.1. COMPANY ORGANISATION

Company activities

The activities of the Company primarily comprise:
- metals ore mining,
- the production of precious metals, non-ferrous metals and salt,
- the casting of light and non-ferrous metals,
- management of waste,
- wholesale sales based on direct or contractual payments,
- the warehousing and preservation of goods,
- financial holding associations,
- geological-exploratory activities, research and technical services,
- the generation and distribution of electrical energy and of steam and hot water, the generation of gas, and the distribution of gaseous fuels through a supply network,
- professional emergency rescue services, and
- telecommunications and IT services

Changes in the organisational structure

The number of Company Divisions has not changed in comparison to 2002. At the end of 2003 the multi-divisional structure of the Company, functioning under the name KGHM Polska Miedź S.A., comprised a Head Office and 11 Divisions. A detailed description of the organisational structure of KGHM Polska Miedź S.A. as at 31 December 2003 is presented in the diagram below.

Diagram 1. Organisational structure of the Company as at 31 December 2003


COMPANY BODIES
GENERAL MEETING
SUPERVISORY BOARD
MANAGEMENT BOARD
HEAD OFFICE
ZGL
MINING DIVISION "LUBIN"
ZGPS
MINING DIVISION "POLKOWICE - SIEROSZOWICE"
ZGR
MINING DIVISION "RUDNA"
ZWR
ORE ENRICHMENT PLANTS
ZH
HYDROTECHNICAL DIVISION
HMG
COPPER SMELTER AND REFINERY "GŁOGÓW"
HML
COPPER SMELTER AND REFINERY "LEGNICA"
HMC
COPPER ROLLING MILL "CEDYNIA"
JRGH
EMERGENCY MINE-SMELTER RESCUE SERVICES
COPI
CENTRAL DATA PROCESSING CENTER
ZGW
WATER MANAGEMENT DIVISION

The Supervisory Board of the Company

During the period from 1 January to 8 January 2003 the Supervisory Board was composed of the following persons:

- Bohdan Kaczmarek — Chairman
- Jerzy Markowski — Deputy Chairman
- Jan Rymarczyk — Secretary
- Janusz Maciejewicz
- Marek Wierzbowski

together with the following employee representatives

- Józef Czyczerski
- Leszek Hajdacki
- Ryszard Kurek

By Resolution Nr 3/2003 of the Extraordinary General Meeting dated 8 January 2003, Jerzy Kisilowski was appointed to the Supervisory Board of the Company.

As at 31 December 2003 the Supervisory Board of KGHM Polska Miedź S.A. was comprised of the following persons:

- Bohdan Kaczmarek — Chairman
- Jerzy Markowski — Deputy Chairman
- Jan Rymarczyk — Secretary
- Jerzy Kisilowski
- Janusz Maciejewicz
- Marek Wierzbowski

together with the following employee representatives

- Józef Czyczerski
- Leszek Hajdacki
- Ryszard Kurek

The Management Board of the Company

During the period from 1 January to 23 January 2003 the Management Board of KGHM Polska Miedź S.A. was comprised of the following persons:

- Stanisław Speczik — President of the Management Board
- Stanisław Siewierski — First Vice President of the Management Board
- Witold Bugajski — Vice President of the Management Board
- Grzegorz Kubacki — Vice President of the Management Board
- Jarosław Andrzej Szczepek — Vice President of the Management Board

By Resolutions Nrs 1–2/V/2003 of the Supervisory Board of KGHM Polska Miedź S.A. dated 23 January 2003 the following persons were recalled from the Management Board: Stanisław Siewierski and Witold Bugajski.

By Resolution Nr 4/V/2003 of the Supervisory Board of KGHM Polska Miedź S.A. dated 23 January 2003, Tadeusz Szeląg was appointed as a Vice President of the Management Board of KGHM Polska Miedź S.A.

During the period from 23 January to 29 May 2003 the Management Board of KGHM Polska Miedź S.A. was comprised of the following persons:

- Stanisław Speczik — President of the Management Board
- Grzegorz Kubacki — Vice President of the Management Board
- Tadeusz Szeląg — Vice President of the Management Board
- Jarosław Andrzej Szczepek — Vice President of the Management Board

Due to expiry of the IVth Term Management Board of the Company, by Resolutions Nrs 51/V/03 and 53/V/03 of the Supervisory Board of KGHM Polska Miedź S.A. dated 29 May 2003 the Vth Term Management Board was appointed with the following persons:

- Stanisław Speczik — President of the Management Board
- Grzegorz Kubacki — Vice President of the Management Board for Employee Affairs
- Tadeusz Szeląg — Vice President of the Management Board for Production
- Jarosław Andrzej Szczepek — Vice President of the Management Board for Finance-Economics

EXEMPTION NUMBER: 82-4639

1.2. BASIC OPERATIONS

Production results

The main objectives set by the Management Board with regard to production for the year 2003 were as follows:
- optimal utilisation of Company production capacity,
- minimalisation of production costs in all phases of the production process, and
- optimalisation of copper content in ore and concentrate.

The objectives set for the Company required fulfilment of the following tasks:
- improving the ore selection system,
- increasing work on drifts to prepare for the opening of new mining areas,
- adapting the production capacity of the Ore Enrichment Plants to the amounts and quality of ore supplied,
- the maintenance of concentrates production in required quantity and quality for smelter operations,
- reducing the environmental impact of the Company,
- coordinating the purchase and distribution of scrap,
- maintenance of the high quality of sulphuric acid production,
- continuous increase in wire rod quality and quantity of production,
- the co-ordination of divisional activities aimed at optimising inventory of copper-bearing materials, and
- maintaining the high level of copper and silver recovery.

In addition, in 2003 a multi-shift system of labour organisation (known as WSP) was implemented in the Mining Divisions, with selected mining areas in the initial phase, then later throughout the mines: „Lubin", „Polkowice – Sieroszowice" and „Rudna". 68% of the workforce in the mining Divisions are employed in the WSP system.

The production results of KGHM Polska Miedź S.A. are presented in the tables below:

Table 1. Production results achieved in mining

	Unit	2001	2002	**2003**	Change (2002=100%)
Copper ore (dry weight)*	'000 t	28 734	28 239	**28 515**	101.0
of which mineral exploited from deposit**	'000 t	x	26 117	**25 831**	98.9
Copper content in ore	%	1.86	2.01	**1.99**	99.0
Copper concentrate (dry weight)	t	1 831 593	1 894 995	**1 880 466**	99.2
Copper content in concentrate	%	25.88	26.53	**26.76**	100.9

** As defined by the Ruling of the Council of Ministers dated 18 March 1997 regarding the Polish Classification of Goods and Services (known as PKWiU) with later changes.*

*** As defined by the Law on Mining and Geology dated 27 July 2001 and by executory provisions to the Law*

The decrease of copper content in copper ore in relation to 2002 is due mainly to changes in geological conditions in areas under exploitation.

Table 2. Production results achieved in smelting

	Unit.	2001	2002	**2003**	Change (2002=100%)
Copper products:					
Electrolytic copper	t	498 451	508 674	**529 616**	104.1
Wire rod	t	218 099	204 058	**215 213**	105.5
Round billets *	t	28 247	17 994	**15 719**	87.4
Granular copper	t	1 515	1 574	**1 718**	109.1
Other metals:					
Metallic silver	t	1 163	1 192	**1 223**	102.6
Dore silver	t	-	-	**135**	x
Metallic gold	kg	349	296	**356**	120.3
Crude lead	t	15 503	17 552	**20 134**	114.7
Other:					
Sulphuric acid	t	577 800	564 100	**619 658**	109.8
Copper sulphate	t	6 689	6 953	**6 690**	96.2
Nickel sulphate	t	1 850	1 955	**2 070**	105.9
Technical selenium	t	65	68	**78**	114.7

** The lower production of round billets was due to lower demand.*

Main directions in production

With respect to the assumptions of the development plan as approved by the Management Board of KGHM Polska Miedź S.A., of fundamental importance for the creation of the value of the Company will be the actions of the Company undertaken with respect to mining-smelting. A primary goal in this regard is to ensure a resource base sufficient to enable an appropriately high level of production, for as long a period of time as possible, and simultaneously to undertake activities aimed at a continuous improvement in the effective utilisation of production potential. The following enterprises will serve to achieve these goals:

with respect to mining

- completion of the investment in shafts : SG –1, SG - 2 and R – XI and construction of shaft SW – 4 together with infrastructure. These will enable the allocation of production potential in new mining areas within the licensed region to achieve a high level of production within the near future and a fluid changeover from explolitation in the future to the perspective Deep Industrial Głogów region,
- the completion of legal formalities as regards obtaining a mining license for the Deep Industrial Głogów region and the development of preliminary organisational and technical solutions for the management of the deposit in this region,
- modernisation of the machinery park to reduce maintanance costs and ensure their operation in varied underground conditions until their technical wear-out,
- improvement of the multi-shift labor system (known as WSP), and start-up of the 5-day workweek system for employees and 7-day workweek for the mines to optimise working time,
- optimisation of processing capacity of individual areas of the Ore Enrichment Plants for processing of a greater flow of material from the mines,
- the application and general use of chemical modification methods in the case of hard-to-enrich semi-products of the ore enrichment process,
- development of a technical project for the optimum system of dehydration and transport of concentrate from the Ore Enrichment Plants in the area of Rudna and Polkowice to the HM Głogów smelter.

with respect to smelting

- maximum utilisation of the differering qualities of smelted concentrate to improve the effectiveness of the production process of individual smelters,
- development of an integrated organisational and technological model of smelting in KGHM Polska Miedź S.A. using a one-station flash process,
- higher value-added production within a complex built on the basis of the assets and infrastructure of the HM Legnica smelter,
- searching for methods and technology for increasing the utilisation of associated metals,
- expanding the scope for economic utilisation of semi-products and waste not utilised until now.

Product sales structure

In 2003 an increase was noted in the sales volumes of silver and a decrease in copper sales. 523 853 tonnes of copper and copper products were sold, being 2.0% (10 741 t) less than in 2002. The lower level of sales of copper and copper products is due to the sale in 2002 of surplus semi-product inventories: 6 170 tonnes of copper in concentrate and 17 403 tonnes of blister and anode copper.

Silver sales increased to 1 327 tonnes and were higher than in the prior year by 10.8% (129 tonnes). This volume of sales reflects the sale of 135 tonnes of Dore silver.

Table 3. Sales volume for primary products

	Unit	2001	2002	**2003**	Change (2002=100%)
Copper and copper products	t	491 170	534 594	**523 853**	98.0
of which export	t	304 241	353 247	**350 616**	99.3
Silver	t	1 145	1 198	**1 327**	110.8
of which export	t	1 053	1 092	**1 233**	112.9
Gold	kg	392	276	**352**	127.5
of which export	kg	1	2	**76**	x

Table 4. Sales revenues for primary products ('000 PLN)

	2001	2002	**2003**	Change (2002=100%)
Total	4 206 685	4 455 686	**4 693 632**	105.3
of which export	2 722 426	3 023 427	**3 264 472**	108.0
Copper and copper products	3 368 550	3 553 558	**3 668 359**	103.2
of which export	2 070 181	2 316 208	**2 431 929**	105.0
Silver	664 604	721 929	**832 920**	115.4
of which export	610 431	657 696	**776 077**	118.0
Gold	13 954	11 207	**16 171**	144.3
of which export	29	98	**3 777**	x
Other products and services	159 578	168 992	**176 182**	104.3
of which export	41 785	49 426	**52 689**	106.6

In 2003 there was an increase in revenues from the sale of copper products of 3.2% (PLN 114 801 thousand). This increase occurred alongside a lower volume of sales as compared to the prior year and higher global copper prices than in 2002.

Revenues from the sale of silver were also higher. As compared to 2002 they were higher by 15.4% (PLN 110 991 thousand), being a result of the quantitative increase in metal sold and higher average annual silver prices.

Due to the change in the presentation of the result from the settlement of commodity hedging instruments, revenues from sales in 2003 were decreased by PLN 78 772 thousand, while in 2002 they were decreased by PLN 8 116 thousand (an adjustment to restated conditions).

Geographical product sales structure

The geographical structure of sales of copper and copper products did not significantly change in relation to the prior year – 33.1% of sales went to the domestic market, while 66.9% of the tonnage was exported. The largest foreign recipients of copper in 2003 were companies from Germany, France and China.

In 2003 sales were as follows:

- 296 973 tonnes of cathode, of which 27 372 tonnes went to the domestic market, with 269 601 tonnes being exported. Copper cathodes represented 56.7% of copper and copper products sales volume. The largest foreign recipients of copper cathodes were Germany, France, China and the Czech Republic.
- 210 560 tonnes of copper wire rod, of which 136 512 tonnes went to the domestic market, with 74 048 tonnes being exported. Wire rod represented 40.2% of copper and copper products sales volume. The largest foreign recipients of wire rod were the Czech Republic, Germany and Hungary.
- 16 337 tonnes of round copper billets, of which 9 331 tonnes went to the domestic market, with 7 006 tonnes being exported. Billets represented 3.1% of copper and copper products sales volume. The largest foreign recipients of billets were France, the Czech Republic and Germany.

In 2003, 1 327 tonnes of silver were sold, of which 94 tonnes went to the domestic market and 1 233 tonnes were exported (including 135 tonnes of Dore silver). The largest foreign recipients of silver were Belgium, Germany, Thailand and the USA.

Macroeconomic sales situation

In 2003 there was an increase in global copper prices. Average electrolytic copper prices on the London Metal Exchange (LME) in 2003 increased to 1 780 USD/t and were 14.2% higher than in 2002, when they were at the level of 1 558 USD/t.

Global silver prices in 2003 reached the level of 157 USD/kg (4.88 USD/troz). Average annual silver prices on the London Bullion Market (LBM) were higher by 6.1% than in 2002, when they were at the level of 148 USD/kg (4.60 USD/troz).

Average monthly prices of copper on the LME and silver on the LBM in the years 2001-2003 are shown in the chart below:

Chart 1. Copper quotations on the LME and silver quotations on the LBM


Copper - USD/ t
Silver - USD/ kg
Copper
Silver
1 800
1 700
1 600
1 500
1 400
1 300
160
155
150
145
140
135
130
2001
2002
2003

The average USD exchange rate in 2003 was 3.89 PLN/USD and was 4.7% lower than the rate achieved in the prior year (4.08 PLN/USD).

Position of the Company on global copper and silver markets

In 2003 global copper mining production amounted to 13 890 thousand tonnes (estimated data from CRU International Ltd). KGHM Polska Miedź S.A. with production of 503 thousand tonnes of copper in concentrate, representing 3.6% of global production, held sixth place globally with respect to production of this resource.

Global silver mining production during this same period amounted to 18 575 t (estimated data from CRU International Ltd). KGHM Polska Miedź S.A. produced 1 332 tonnes of silver in concentrate, representing 7.2% of global production and giving the Company second place globally in the production of this metal.

Agreements signed and impacting the Company's activities

In 2003 the Company entered into the following significant agreements:

Credit agreements of the Company

- Annex dated 18 June 2003 to the agreement dated 21 June 2002 related to the drawing by KGHM Polska Miedź S.A. of syndicated credit in the amount of USD 200 000 thousand in the banks ABN Amro Bank NV and J.P. MORGAN PLC for a period of 366 days from the date the agreement was signed. Interest rate: LIBOR + 1.5%. This annex changed the final repayment date of this credit to 22 July 2003. The remaining conditions of the agreement were unchanged.
- Agreement dated 18 July 2003 related to the drawing by KGHM Polska Miedź S.A. of credit in the amount of USD 200 000 thousand, entered into with ABN Amro Bank NV, Bank Polska Kasa Opieki S.A. and CITIBANK NA and a consortium of other banks. This credit bears an interest rate of LIBOR + 2.2%. This credit will be repaid in monthly instalments by 18 July 2008.
- Agreement dated 18 July 2003 related to the drawing by KGHM Polska Miedź S.A. of a bank loan in the amount of PLN 471 130 thousand and USD 159 500 thousand, entered into with Bank Polska Kasa Opieki S.A. and PKO Bank Polski S.A. and a consortium of other banks. This credit bears an interest rate of LIBOR/WIBOR + 2.2%. Final repayment by 18 July 2006.

Agreements related to the bond program of a subsidiary – DIALOG S.A.

- Agreement dated 15 July 2003 entered into between KGHM Polska Miedź S.A. in Lubin and DIALOG S.A. in Wrocław related to the acquisition of bearer bonds (2 940 bonds at PLN 100 thousand each) having a nominal value of PLN 294 000 thousand for the period to 17 July 2006. These bonds bear an interest rate of WIBOR 1M from the date prior to the interest payment date.

  Due to the issuance of these bonds, an Annex was signed dated 8 July 2003 to the agreement dated 18 July 2001 between DIALOG S.A. and Bank Handlowy in Warsaw related to a bond issuance program in the amount of PLN 294 000 thousand. This annex extends the bond issuance program to 17 July 2006.

- Agreement dated 15 July 2003 entered into between KGHM Polska Miedź S.A. in Lubin and DIALOG S.A. in Wrocław related to the acquisition of bearer bonds (9 150 bonds having a nominal value of PLN 915 000 thousand, and 1 708 bonds having a nominal value of PLN 170 800 thousand) for the period to 18 December 2006. These bonds bear an interest rate of WIBOR 1 M + a margin of 1.4%.

Due to the issuance of these bonds, an Annex was signed dated 9 July 2003 to the agreement entered into between DIALOG S.A. and the banks PeKaO S.A. and PKO BP S.A. dated 19 December 2001 related to the issuance of bonds having a total value of PLN 915 000 thousand, and bonds denominated in PLN having a value expressed as the equivalent of USD 43 500 thousand (PLN 170 800 thousand). This annex extends the bond issuance program to 18 December 2006.

Trade agreements of the Company (value of agreements based on data current at the time agreement signed)

- Agreement for the sale of 8 mm copper wire rod in 2003 signed on 28 January 2003 between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. The value of sales revenues in 2003 was estimated from USD 104 346 thousand (PLN 401 534 thousand) to USD 142 146 thousand (PLN 546 992 thousand),
- Agreement for the sale of 8 mm copper wire rod in 2003 signed on 28 January 2003 between KGHM Polska Miedź S.A. and Tele-Fonika KFK S.A. The value of sales revenues in 2003 was estimated from USD 66 924 thousand (PLN 257 530 thousand) to USD 92 124 thousand (PLN 354 502 thousand).
- Agreement for the sale of copper cathodes in the years 2004-2008 signed on 15 July 2003 between KGHM Polska Miedź S.A. and GLENCORE INTERNATIONAL AG (Switzerland). The value of sales revenues is estimated at around USD 259 800 thousand, or around PLN 1 023 500 thousand,
- Agreement for the sale of copper cathodes in the years 2004-2008 signed on 15 July 2003 between KGHM Polska Miedź S.A. and Pechiney Trading France. The value of sales revenues is estimated at around USD 181 860 thousand, or around PLN 716 401 thousand,
- Agreement for the sale of copper cathodes in 2004 signed on 23 December 2003 between KGHM Polska Miedź S.A. and MKM Mansfelder Kupfer und Messing GmbH. The value of sales revenues in 2004 is estimated at USD 122 787 thousand, or around PLN 459 422 thousand,

In addition, two agreements for the supply of gas for the purpose of electrical and heating energy production signed on 1 December 2003 between Energetyka Sp. z o.o. and Polskie Górnictwo Naftowe i Gazownictwo S.A. These agreements are in force from the date they are signed for a period of 20 years, calculated from the date on which commercial exploitation of the constructed power plants begins. The total estimated amount of gas which will be supplied by PGNiG S.A. on the basis of both agreements entered into by Energetyka Sp. z o.o., during the lifetime of the agreements, amounts to approximately 10 billion m^3 of gas. This gas will be obtained from natural gas supplies located in Poland.

Similarly as in prior years, in 2003 there were no significant changes in the sources of supply of KGHM Polska Miedź S.A. in materials for production, goods and services. Likewise, there was no dependence noted on one or more suppliers.

<u>Transactions with related entities</u>

In 2003 the Company entered into transactions with related entities. Among these the largest transactions for KGHM Polska Miedź S.A. involve those with KGHM Polish Copper Ltd. and KGHM Kupferhandlesges m.b.H. comprising the sale of copper and copper products and of silver, and also the transactions of KGHM Metraco sp z o.o. related to the sale of Company products and to supplying the Company with scraps, chemicals and machinery, among others. A list of all significant transactions with related entities may be found in the financial statements.

<u>Changes in the level of Company computerisation</u>

Changes related to the level of computerisation aiding management in the Company in 2003 involved the following areas:

- the conversion of SAP R/3 to the mySAP.com platform, which comprises nearly all of the solutions necessary to assist in the management of the Company,
- continued implementation of the integrated IT system mySAP.com with respect to employee-remuneration modules,
- continued implementation of the Management Information System (known as SIK), and
- completion of realisation of a project related to the implementation of a Central Infrastructure Management System (Help Desk).

The employee-remuneration module which were initiated in 2002 are one of the largest such installations in Europe. In 2003 work was begun on stage III of the implementation of the HR module, as a result of which the following objectives will be achieved:

- implementation of a desktop manager,
- the outlining of station requirements,
- the outlining of staff qualifications,
- the monitoring of training needs,
- the management of training and the training budget,

- the settlement of training costs,
- the development of a qualifications catalogue, and
- the support of KGHM's employee policy through the process of recruitment and employee development.

In 2003 projects such as those below were carried out in the Data Processing (COPI) Division:
- implementation of a Materials Management module in DIALOG S.A., and
- innovative solutions for the servicing of inventory deposits in the mySAP.com system.

and other, smaller projects related to implementation of new functionalities or to the optimalisation of Company corporate processes implemented in the mySAP.com system.

1.3. EMPLOYMENT AND REMUNERATION

Employment

Employment in KGHM Polska Miedź S.A. at the end of 2003 was 17 994 persons, and was lower by 1.6% than at the end of the previous year. Average annual employment in KGHM Polska Miedź S.A. was 17 981 persons, and was lower than the level of employment in 2002 by 319 persons. This fall in employment was the result of the natural fluctuation in staff.

Table 5. End-of-period employment (nr of persons)

	2001	2002	**2003**	Change (2002=100%)
Mines	11 734	11 632	**11 431**	98.3
Smelters	4 724	4 471	**4 379**	97.9
Other divisions	2 056	2 177	**2 184**	100.3
Total	18 514	18 280	**17 994**	98.4

In 2004 work will be continued aimed at further reductions of employment in the Company through realisation of restructurisation goals related to the transfer of activities (supply, energy and water/sewage management) and employees to KGHM Polska Miedź S.A. Capital Group. Synergy is expected to be achieved as a result of integration of the corporate management function (finance, human resources, investments).

Average remuneration

In 2003 there was a significant increase in the average monthly wage in the Company. This increase was primarily the result of one-off special bonuses arising from realisation of agreements which ended collective disputes with the trade unions. Another element which led to the high rate of increase of the average wage was the payment of motivational bonuses in the first three periods of implementation of the mult-shift work system WSP and the increase of premiums being the result of an increase in the productivity of those workers employed in the new labour system.

Table 6. Average monthly remuneration (in PLN)

	2001	2002	**2003**	Change (2002=100%)
Mining divisions	4 943	5 073	**5 536**	109.1
Smelting divisions	3 848	3 956	**4 256**	107.6
Total	4 658	4 776	**5 187**	108.6

In December 2003 the Management Board of KGHM Polska Miedź S.A. signed an agreement with the trade unions setting out the average monthly wage increase factor for 2004 at 3% and Additional Protocol nr 4 to the Collective Working Agreement, based on which, in order to achieve the above-mentioned wage increase factor, basic wages were raised by 7% as at 1 January 2004.

In addition a reserve was anticipated for the realisation of agreements related to a change in the wage rates of employees from mid-2004 involving 25-30% of employees, in case of a positive result from negotiations over the Collective Working Agreement.

The plan for future years assumes an average annual 1-per cent real increase in the average wage in the Company.

2. INVESTMENT AND DEVELOPMENT

2.1. TANGIBLE INVESTMENTS

In 2003 investments were financed by:
- the Company's own funds, 96.2% - PLN 407 840 thousand,
- from the environmental protection fund, 3.8% - PLN 16 000 thousand.

Table 7. Investment expenditures ('000 PLN)

	2001	2002	**2003**	Change (2002=100%)
Mining	297 987	235 290	**299 345**	127.2
Smelting	100 488	86 262	**96 951**	112.4
Other	30 685	38 400	**27 544**	71.7
Total	429 160	359 952	**423 840**	117.7

Investment activities in 2002 were primarily aimed at tasks related to Company development and to replacing equipment. Details of the structure of realised investments are shown in the table below:

Table 8. Structure of realised investments ('000 PLN)

	2001	2002	**2003**	Share in structure (%)	Change (2002=100%)
Development	193 550	160 994	**191 410**	45.2%	118.9
of which:					
in mining	129 859	114 356	**140 643**	33.2%	123.0
in smelting	56 785	38 446	**43 233**	10.2%	112.5
Replacing equipment	162 089	144 426	**151 423**	35.7%	104.8
Modernisation	25 968	24 132	**44 210**	10.4%	183.2
Conformatory work	10 053	9 520	**17 654**	4.2%	185.4
Other	37 500	20 880	**19 143**	4.5%	91.7
Total	**429 160**	**359 952**	423 840	**100.0%**	**117.7**
of which:					
IT	14 808	28 093	**22 302**	5.3%	79.4
Ecology	14 408	22 538	**30 040**	7.1%	133.3

As a result of actions in 2003, loans were granted to the Company by the National and Regional Environmental Protection and Water Management Fund for the financing of the following tasks:
- in 2003: „Modernisation of the Metallurgical Section - the dedusting of gases from the anode furnaces in HM Legnica" (PLN 8 mln from the National Fund and PLN 10 mln from the Regional Fund mentioned above, of which PLN 2 mln was for financing of outlays incurred in 2002). Total outlays on the realisation of projects amounted to: PLN 3 mln in 2002 and PLN 17 mln in 2003, and
- in 2004: „Proecological installation for the chemical modification of semi-products for the enrichment of copper concentrate at the Ore Enrichment Plant in Polkowice – Stage I: „Building of an installation for the chemical modification of waste from the first cleaning in the Polkowice Ore Enrichment Plant with the use of 150 thousand tonnes of sulphuric acid" (PLN 19 mln from the Regional Fund mentioned above). Total outlays on the realisation of this investment in the current year are estimated at PLN 39 mln.

The most important tasks and facilities realised in 2003 were the following:
- continued construction of the R-XI shaft together with ventilation, and of the R-IX, SG-1 and SG-2 shafts to ensure full use of the mining capacity of the mines,
- modernisation and replacement of the machinery park in the mines – of 1 368 machines, 95 new machines were purchased in 2003,
- the continuation of tasks aimed at increasing the production capacity of the refing vats hall at the HM Głogów smelter - increasing the production capacity of the Copper Electrorefining Section by around 40 thousand tonnes of copper cathode annually,
- investments in the conveyor belt system,
- completion of construction of a gas deduster for the anode furnaces in the HM Legnica smelter,
- modernisation of mine lifting machinery,

- completion of construction of a gas cleaning installation for the anode, reverbatory and stationary furnaces of the HM Głogów smelter,
- continued replacement of flotation machinery and setting of quick flotation machinery in the Ore Enrichment Plants,
- completion of construction of a crushed ore storage facility in the Ore Enrichment Plants,
- continued modernisation of the flotation tailings hydrotransportation network, and
- counteracting the negative impact of the Żelazny Most tailings pond on the environment.

The main areas of investment in the years 2004-2008 are the following:
- mining of the deposit in currently licensed areas and beyond these currently licensed areas by using the most modern techniques and technology to minimise operating costs,
- increasing smelter production capacity to the level of 553 thousand tonnes of copper annually,
- ensuring the management and sale of sulphuric acid,
- minimising environmental impact, and
- other investments related to reducing costs.

2.2. EQUITY INVESTMENTS

In 2003 KGHM Polska Miedź S.A. realised equity investments totalling PLN 46 340 thousand. Additional, there was a payment to the capital of DIALOG S.A. in the amount of PLN 100 000 thousand due to an increase in capital registered in 2001.

The most important events which occurred within the Capital Group in 2003 are presented below:

<u>Acquisition of shares in the increased share capital of companies</u>

- **KGHM Metale S.A.**

  On 17 June 2003 there was court registration of an increase in share capital of this company by PLN 20 000 thousand. All shares in the increased share capital were obtained by KGHM Polska Miedź S.A., covering the acquisition entirely by cash. The share capital of the company after registration amounts to PLN 159 374 thousand. KGHM Polska Miedź S.A. owns 100% of the shares of this entity. The increased capital of KGHM Metale S.A. was used for the following: PLN 10 000 thousand for the financing by the company of investments regarding the production of road building material from decopperised slag from the Głogów smelter and PLN 10 000 thousand for the purchase of 4 655 shares of the company PHP „MERCUS" - spółka z o.o. Court registration of this increase occurred on 15 July 2003.

- **DIALOG S.A.**

  In 2003 KGHM Polska-Miedź S.A. paid a total of PLN 100 000 thousand to DIALOG S.A. thousand due to coverage of payments due to share capital. The process of payments to share capital, increased by a resolution of the Extraordinary General Meeting of the company on 10 April 2001 to PLN 850 000 thousand, was also completed.

- **INTERFERIE Spółka z o.o.**

  In 2003 there was an increase in the share capital of INTERFERIE Spółka z o.o. - an entity belonging to the DSI S.A. Capital Group, in the total amount of PLN 3 000 thousand. KGHM Polska Miedź S.A. and CBJ sp. z o.o. each obtained one half of the new shares. Currently the ownership structure of INTERFERIE Spółka z o.o. is as follows: DSI S.A. owns 92.10% of the shares, while KGHM Polska Miedź S.A. and CBJ sp. z o.o. each own 3.95% .

<u>The acquisition of shares</u>

On 25 March 2003 KGHM Polska Miedź S.A. purchased 66.68% of the shares of „Zagłębie" Lubin Sportowa Spółka Akcyjna for PLN 5 000 thousand.

<u>Reductions in share capital</u>

- **„TUW-CUPRUM"**

  In June 2003 the Extraordinary General Meeting of „TUW-CUPRUM" decided to reduce the share capital of the this insurance association through the retirement of shares belonging to one of the members of the association. After this reduction the share capital amounts to PLN 10 128 thousand. The nominal value of shares belonging to KGHM Polska Miedź S.A. did not change, and remains PLN 9 500 thousand. The percentage ownership of KGHM Polska Miedź S.A. did change, however, increasing to 93.80 %. This reduction in share capital was registered by the court in August 2003.

Dividends received

KGHM Polska Miedź S.A. received a total of PLN 49 012 thousand in dividends in 2003, of which from:

- Polkomtel S.A. PLN 46 509 thousand,
- AIG Emerging Europe Infrastructure Fund PLN 1 088 thousand,
- Centrum Badań Jakości sp. z o.o. PLN 700 thousand,
- FOSROC – KSANTE Spółka z o.o. PLN 590 thousand,
- Polskie Towarzystwo Reasekuracyjne S.A. PLN 125 thousand.

Other forms of financing Capital Group companies

- **DIALOG S.A.**

  In 2003 KGHM Polska Miedź S.A. continued to finance DIALOG S.A. through the acquisition of bonds issued by that company. The total value of debt of DIALOG S.A. towards KGHM Polska Miedź S.A. in this regard as at 31 December 2003 was PLN 1 379 800 thousand. The Extraordinary General Meeting of DIALOG S.A. agreed to the issuance of company bonds. KGHM Polska Miedź S.A. obtained bonds in the amount of PLN 294 000 thousand with a maturity of 17 July 2006, and also bonds in the amount of PLN 915 000 thousand and an amount representing the PLN equivalent of USD 43 500 thousand (PLN 170 800 thousand), with a maturity of 18 December 2006.

- **Miedziowe Centrum Zdrowia S.A.**

  In November 2003 KGHM Polska Miedź S.A. granted this company a loan of PLN 3 500 thousand. MCZ S.A. is carrying out a restrictive program, which is aimed at matching its activities to the possibilities of financing by the National Health Fund and improving its liquidity and profitability. The funds obtained through this loan will be used to support the company in the realisation of its program.

Other equity investments

In 2003 KGHM Polska Miedź S.A. continued to participate in the AIG Emerging Europe Infrastructure Fund. The value of this investment in the Fund as at 31 December 2003 was PLN 48 729 thousand, while expenditures incurred during the year amounted to PLN 19 840 thousand.

Other events in the Capital Group

- **DIALOG S.A.**

  On 19 December 2003 the Minister of Infrastructure passed a decision in the matter of cancellation of the liabilities of DIALOG S.A. due to licensing instalment and prolongation fees. Based on this the licensing liabilities (i.e. the licensing instalment fees) for the provision of telecommunications services were cancelled, in the amount of EUR 117 850 thousand (the equivalent of PLN 548 780 thousand based on the average NBP exchange rate from 19 December 2003) as well as the liabilities due to prolongation fees in the amount of PLN 21 704 thousand (the equivalent of EUR 4 661 thousand based on the average NBP exchange rate from 19 December 2003), as set out in the request of DIALOG S.A. The Minister of Infrastructure had deferred these liabilities in a decision dated 7 August 2003 to 30 September 2004 and had expressed the desire to have them cancelled.

  The conditions which were set out in the decision on the promise of cancellation - the presentation of documentation with respect to the investment expenditures incurred by the company during the years 2001-2002 and their verification as to their type, scope and amount, after an examination carried out in DIALOG S.A. - have been met. This decision is final in administrative proceedings.

- **Polkomtel S.A.**

  On 17 December 2003 KGHM Polska Miedź S.A. received PLN 98 050 thousand as a refund on a loan granted to Polkomtel S.A.. This loan was granted to Polkomtel S.A. by its shareholders on the basis of an agreement dated 1 October 2001. All of the shareholders of Polkomtel S.A. who had participated in the granting of this loan were repaid under the same conditions and at the same time.

- **Miedziowe Centrum Zdrowia S.A.**

  Due to the losses incurred by this company during the period 2001-2003, and based on increasing signs of a diminution in assets value of MCZ S.A., the Management Board of KGHM Polska Miedź S.A. decided to reduce the book value of the shares of MCZ S.A. by PLN 4 300 thousand.

The structure of the Capital Group as at 31 December 2003 is presented in the diagram below.

Diagram 2. KGHM Polska Miedź S.A. Capital Group structure as at 31 December 2003

Equity interests of KGHM Polska Miedź

KGHM Polish Copper Ltd.	100%	Dolnośląska Spółka Inwestycyjna S.A.	77%	KGHM Metale S.A.	100%
KGHM Kupferhandelsges. m.b.H	100%				
Pol-Miedź Trans sp. z o.o.	100%	PeBeKa SA	100%	PHP "MERCUS" - spółka z o.o.	100%
CBPM CUPRUM Spółka z o.o. - OBR	100%	INOVA Spółka z o.o.	100%	Hefra S.A.	97%
"Energetyka" sp. z o.o.	100%	DFM ZANAM - LEGMET Sp. z o.o.	100%	AQUAKONRAD SA in liquid.	90%
KGHM CONGO S.P.R.L.	100%	INTERFERIE Spółka z o.o.	92%	PCPM Sp. z o.o.	74%
DIALOG S.A.	100%	DKE Spółka z o.o.	50%	"W.M.N." Sp. z o.o.	64%
CBJ sp. z o.o.	100%	"AGREA-LUBIN" S.A.	49%	WM "Łabędy" S.A.	50%
MIEDZIOWE CENTRUM ZDROWIA S.A.	100%	NATUROPAK Sp. z o.o. in liquid.	28%	Dolnośląska Spółka Inwestycyjna S.A.	23%
KGHM Metraco sp. z o.o.	99%	ZUW Spółka z o.o.	19%	Telewizja Familijna S.A. (in bankr.)	12%
TUW-CUPRUM	94%	DOL-EKO organizacja odzysku S.A.	20%		
"Zagłębie" Lubin SSA	67%				
MINOVA-KSANTE Spółka z o.o.	30%				
Polkomtel S.A.	19,6%				
PTR S.A.	12%				
INTERFERIE Spółka z o.o.	4%				

2.3. ENVIRONMENTAL PROTECTION

In 2003 the realisation of enterprises aimed at environmental protection was continued. Total expenditures incurred by KGHM Polska Miedź S.A. for ecologically-related investments amounted in 2003 to PLN 30 040 thousand. In addition a broad range of actions were taken closely connected to environmental protection, which are classified as either development-related investments or as activities aimed at maintaining production levels. In 2003 PLN 11 689 thousand was spent in this regard.

The main ecologically-oriented investment tasks carried out in 2003 include:

- building of a facility for cleaning gases from the rotary and stationary furnaces at the Głogów smelter,
- building of a facility for cleaning gases from the anode furnaces at the Legnica smelter,
- modernisation of the tailings hydrotransportation network,
- projects related to the „Żelazny Most" tailings pond (drainage-related work, construction of a water curtain over the beach and an alarm system for exceptional hazards).

With respect to waste management, in 2003 activities were carried out aimed at increasing the quantity of shaft slag used in the building of roadways. Work was carried out aimed at utilising tailings waste for backfilling in the mines and for the production of binding material used in construction.

Environmental fees

Total environmental fees paid by KGHM Polska Miedź S.A. in 2003 amounted to PLN 66 593 thousand. The largest amounts went towards:

- waste storage – PLN 53 404 thousand, including PLN 49 791 thousand for the storage of tailings waste,
- liquid discharges – PLN 8 720 thousand including PLN 8 019 thousand for the discharge of excess water from the „Żelazny Most" tailings pond, and
- emissions to the atmosphere – PLN 3 768 thousand.

Environmental protection – legal aspect

All of the Divisions of KGHM Polska Miedź S.A. have current, valid administrative decisions permitting utilisation of the environment. Environmental fees are calculated pursuant to law and are paid at the end of each quarter.

Currently the most important task for the Company is to obtain an integrated permit for those installations which require such a permit. In 2003 the Minister of the Environment passed a ruling regarding deferred deadlines for obtaining integrated permits, which sets 30 April 2007 as the latest date for obtaining integrated permits for those installations owned by the Company.

Integrated permits are also required for the „Żelazny Most" tailings pond. The Hydrotechnical Plant which manages the facility submitted an application in September 2003 to the Voivode of Lower Silesia on the granting of such a decision. The Voivode is currently in the process of administratively preparing an integrated permit for the Hydrotechnical Plant.
With respect to waste management, the main problems relate to the question of obtaining agreements and decisions respecting expansion of the „Żelazny Most" tailings pond. The Municipal Council of the Municipality of Rudna passed a final resolution in 2003 respecting changes to the municipal land management plan as regards possible expansion of the tailings pond. On 7 July 2003 the resolution of the Municipal Council became valid, and KGHM began the process of obtaining a favourable decision regarding the conditions for expansion and the management of land.

On 12 November 2003 the Municipal Head of the Municipality of Rudna, after reaching agreement with the municipalities of Grębocice and Polkowice, passed decision nr 31/2003, which set the conditions for expansion and the management of land, enabling the obtaining of a construction permit. The process has also been simultaneously concluded of reaching agreement on the question of expanding the „Żelazny Most" tailings pond. The process is currently proceeding to obtain permission to carry out this work.

Intentions

KGHM Polska Miedź S.A. meets ecological standards with respect to technical solutions and environmental emission levels. In this respect there will no longer be any spectacular changes, as confirmed by the stable levels of emissions, environmental fees and by the awards and distinctions earned in recent years. In February 2003 a jury for the ecological competition „Friends of the Environment", acting under the patronage of the President of the Republic of Poland and the Minister of the Environment, awarded KGHM Polska Miedź S.A. with the title „Environmentally Friendly Firm", while in June 2003 KGHM Polska Miedź S.A. was awarded the title „EKOLAURY 2003" by the Polish Ecological Council for „Reducing Emissions to the Atmosphere as an Element of the Ecological Policy of KGHM Polska Miedź S.A."

The main ecologically-oriented investment tasks to be realised in coming years include:

- building of an installation for utilising gases from ventilation of the flash furnace outlet of the HM Głogów smelter,
- building of an installation for utilising gases from the smelting-refining furnace,
- expansion of the „Żelazny Most" tailings pond and continuation of activities aimed at limiting its impact on the environment,
- continuation of activities, including R&D work, related to the utilisation of waste in KGHM (mainly tailings) in backfilling technology and the filling of mined-out areas. These activities are primarily aimed at extending the period in which tailings are kept at „Żelazny Most", as well as at reducing tailings storage fees, and
- waste management, especially of lead-bearing waste.

2.4. RESEARCH AND DEVELOPMENT

R&D work, as in prior years, was financed by the Company's own funds, with financial support by the Scientific Research Committee (KBN) in the realisation of some projects. In 2003 R&D expenditures in KGHM Polska Miedź S.A. amounted to PLN 10 885 thousand.

Table 9. Expenditures on R&D ('000 PLN)

	2001	2002	**2003**	Change (2002=100%)
Mining	8 795	7 255	**7 849**	108.2
Smelter	1 876	2 173	**3 036**	139.7
Total	10 671	9 428	**10 885**	115.5

In 2003 R&D activities in KGHM Polska Miedź S.A. concentrated on realising projects aimed at the following:
- reducing production costs,
- developing new sources of additional revenues, and
- minimising environmental impact through the implementation of best available technology.

<u>Main projects realised in the area of mining:</u>

- work related to determining the optimum means of utilisation of the resources in the area of the Głogów Głęboki (Deep Głogów) deposit,
- continuation of work related to a complex solution to the problem of evaluating the impact of vibrations caused by rock tremors on the surface environment, especially on buildings under conditions prevailing within the LGOM (Legnica-Głogów Copper Belt),
- work related to optimising mining drifts with respect to exploitation of metals appearing together with copper in the copper ore deposit,
- analysis of the possibility of hydrotransportation of copper concentrate from the Ore Enrichment Plants to the HM Głogów smelter,
- seeking new methods and processing technology enabling an increase in copper and precious metals recovery during the enrichment processes, and
- Continuation of work related to the management of copper industry waste.

<u>Main projects realised in the area of smelting:</u>

- determining the impact of a change in the flow of concentrate sent for processing in the Smelting divisions of KGHM on the technical/economic parameters of the HM Głogów and HM Legnica smelters,
- modernisation of lead production technology, realised as part of a project co-financed by the Scientific Research Committee (known as KBN),
- evaluation of the effectiveness of hydrometallurgical technologies - Intec Copper Process and HYDROCOPPER - for the processing of concentrate from the Lubin mine,
- determing the possibility of using artificial intelligence techniques to control metallurgical machinery complexes during one of the selected phases of the flash smelting process, and
- initial research into two-stage decopperisation technology for flash furnace slag.

In 2004 R&D work will comprise further actions aimed at realising approved strategic directions related to reducing production costs, increasing the ore resource base, optimising technological processes, searching for new sources of revenues and minimising negative impact on the environment.

3. FINANCIAL STATEMENTS AND ANALYSIS

3.1. BALANCE SHEET: ASSETS

Total assets increased in relation to their amount at end-2002 by PLN 540 273 thousand.

Table 10. Assets as at end of period ('000 PLN)

	31.12.2002	**31.12.2003**	Share in structure (%)	Change (2002=100%)
Fixed assets	6 439 830	**6 621 088**	76.1	102.8
Intangible assets	18 097	**23 896**	0.3	132.0
Tangible fixed assets	3 014 129	**3 132 309**	36.0	103.9
Long term debtors	48 016	**46 716**	0.5	97.3
Long term investments	3 167 556	**3 117 920**	35.9	98.4
Long term prepayments	192 032	**300 247**	3.5	156.4
Current assets	1 715 242	**2 074 257**	23.9	120.9
Inventory	846 855	**776 931**	8.9	91.7
Short term debtors	585 971	**541 006**	6.2	92.3
Short term investments	277 790	**750 973**	8.6	×2.7
Short term prepayments	4 626	**5 347**	0.1	115.6
Total assets	8 155 072	**8 695 345**	**100.0**	**106.6**

The largest changes relate to short term investments. The nearly triple increase in this balance sheet item is mainly the result of an increase in non-cash financial assets, and in particular of derivative instruments, which were valued at a fair value of PLN 475 825 thousand (PLN 156 162 thousand at the end of 2002). Of equal impact on this increase in short term investments were assets having the highest liquidity. In 2003 cash resources of the Company increased from PLN 118 471 thousand to PLN 270 808 thousand.

Besides investments, other significant items in the structure of current assets are inventory and short term debtors. The decrease in the value of inventory in comparison to the end of 2002 is mainly due to the lower volume of inventories: copper in concentrate and silver in anode slimes and in semi-product form. In addition, the lower unit cost of electrolytic copper production, representing the basis for the valuation of semi-products and copper products inventories, also positively impacted the value of inventories.

The largest share in the structure of short term debtors is held by trade debtors (62.3% in 2003 and 53.2% in 2002) as well as debtors due to taxation, donations, customs duties, social and health insurance and to other benefits.

Among fixed assets the largest changes related to tangible assets and to long term prepayments of costs.

The increase in tangible fixed assets (by PLN 118 180 thousand; 3.9%) is due to realisation of the investment program. In 2003 outlays on the construction and purchase of fixed assets amounted to PLN 423 840 thousand, exceeding the level of depreciation by 43.3%.

Long term prepayments are almost completely comprised of the deferred tax asset. The change in this regard was responsible for the increase in prepayments (by PLN 108 215 thousand; 56.4%).

Next to shares, an important element of long term investments is the bonds of DIALOG S.A., whose book value at the end of 2003 amounted to PLN 1 379 800 thousand.

The decrease in long term investments by PLN 49 636 thousand is due to changes in the following:

- long term loans (-PLN 98 050 thousand) – the repayment of a loan granted to Polkomtel S.A.,
- the portfolio of shares (+PLN 22 200 thousand) – an increase in the share capital of KGHM Metale S.A. (PLN 20 000 thousand) and Interferie sp. z o.o. (PLN 1 500 thousand), the purchase of shares of Zagłębie Lubin SSA (PLN 5 000 thousand) and revaluation of the shares of MCZ S.A. (-PLN 4 300 thousand),
- debt securities (+PLN 7 153 thousand) – the purchase/sale of the bonds of DIALOG S.A., and
- other securities (+ PLN 19 061 thousand) –the investment in the AIG Emerging Europe Infrastructure Fund (together with adjustment of purchase value).

The degree to which assets were utilised effectively by the Company is demonstrated by the following ratios:

Table 11. Asset effectiveness ratios

	31.12.2002	**31.12.2003**
Assets turnover ratio	0.5	**0.5**
Fixed assets turnover ratio	0.7	**0.7**
Current assets turnover ratio	2.6	**2.3**
Liquid assets turnover ratio	6.4	**5.8**

Ratios calculated based on end-of-year balances, pursuant to methodology described in Annex A.

3.2. BALANCE SHEET: SHAREHOLDERS' FUNDS AND LIABILITIES

The structure of shareholders' funds and liabilities is dominated by external capital - during the year liabilities, together with provisions, had increased by PLN 544 696 thousand and represented 53.9% of total shareholders' funds and liabilities at the end of 2003. During this same period the value of shareholders' funds did not change significantly.

Table 12. Sources of financing of assets and their structure, as at end of period ('000 PLN)

	31.12.2002	**31.12.2003**	Share in structure (%)	Change (2002=100%)
Shareholders' funds	4 010 925	**4 006 502**	46.1	99.9
Share capital	2 000 000	**2 000 000**	23.0	100.0
Reserve capital	998 829	**1 194 236**	13.7	119.6
Revaluation reserve capital	821 939	**400 709**	4.6	48.8
Profit (loss) from prior years	(64 389)	-	-	-
Net profit (loss)	254 546	**411 557**	4.7	161.7
Liabilities and provisions for liabilities	4 144 147	**4 688 843**	53.9	113.1
Provisions for liabilities	1 354 599	**1 313 634**	15.1	97.0
Long term liabilities	1 206 122	**1 447 717**	16.6	120.0
Short term liabilities	1 439 125	**1 777 691**	20.4	123.5
Accruals and deferred income	144 301	**149 801**	1.7	103.8
Total shareholders' funds and liabilities	**8 155 072**	**8 695 345**	**100.0**	**106.6**

In 2003 the most important changes in the structure of shareholders' funds related to revaluation reserve capital and to reserve capital.

Revaluation reserve capital decreased in relation to 2002 by PLN 421 230 thousand, mainly due to the valuation of hedging instruments. The increase in reserve capital however is mainly due to the write-off of profit over the statutorily-required amount (+PLN 254 546 thousand) and to coverage of the loss of prior years (-PLN 64 389 thousand).

The net profit earned in 2003 was also of significance, increasing the shareholders' funds of the Company by PLN 411 557 thousand.

The main items in provisions for liabilities are the actualised provision for future employee benefits in the amount of PLN 671 629 thousand, the provision for mine closure costs in the amount of PLN 368 745 thousand and for deferred income tax in the amount of PLN 193 878 thousand. Other provisions primarily relate to potential State budget liabilities and to unresolved issues.

There was also an increase in liabilities for the year of PLN 580 161 thousand. Long term liabilities were almost completely comprised of bank and other loans, which at the end of the year amounted to PLN 1 442 484 thousand. In July 2003 the Company took two syndicated bank loans for the purpose of refinancing short term liabilities. At the end of the year a portion of this debt (PLN 250 000 thousand) was repaid from the Company's own funds prior to maturity.

Short term liabilities relate mainly to derivative instruments (PLN 861 371 thousand, i.e. nearly 50%). Another significant item is liabilities due to goods, works and services (PLN 353 090 thousand). Changes in these two items, as well as the restructurisation of debt done in mid-2003, had decisive impact on the level of short term liabilities, which during the year increased by PLN 338 566 thousand (23.5%).

The higher level of liabilities is reflected by the change in the ratio describing the level of current assets coverage by short term liabilities. Other ratios describing the relation between equity and assets remained unchanged with respect to 2002.

Table 13. Assets financing ratios

	31.12.2002	**31.12.2003**
Level of assets coverage by equity	0.5	**0.5**
Level of fixed assets coverage by equity	0.6	**0.6**
Level of fixed assets coverage by long term capital	1.0	**1.0**
Level of current assets coverage by short term liabilities	0.8	**0.9**

Ratios calculated based on year-end balances, pursuant to methodology described in Annex A.

Off-balance sheet liabilities and debtors

As at 31 December 2003 contingent debtors of the Company amounted to PLN 44 590 thousand, of which PLN 43 992 thousand related to contested budget issues. Off-balance sheet liabilities at the end of 2003 amounted to PLN 303 346 thousand, including PLN 17 357 thousand in contingent liabilities due to guarantees and securities granted to related entities.

Among off-balance sheet liabilities, the most important were as follows:

- liabilities due to obtaining free, statutory rights to perpetual usufruct of State Treasury land for a period of 99 years in the amount of PLN 170 302 thousand - these liabilities are not payable, but only represent a basis to make yearly payments to the State budget,
- liabilities in the amount of PLN 99 885 thousand due to R&D work and to other unrealised agreements (including due to an agreement with AIG Emerging Europe Infrastructure Fund for PLN 45 994 thousand).

3.3. LIQUIDITY

Financial resources

The Structure of Company cash and cash equivalents is shown in the table below:

Table 14. Structure of Company cash and cash equivalents as at end of period ('000 PLN)

	31.12.2001	31.12.2002	**31.12.2003**	Change (2002=100%)
Cash on hand and in bank deposits	5 997	22 109	**21 445**	97.0
Other cash and cash equivalents	-	-	**5**	x
Other cash assets, of which:	39 066	96 362	**249 358**	×2.6
- cash assets payable up to 3 months	37 498	92 907	**249 070**	×2.7
- interest on cash assets payable up to 3 months	1 568	3 455	**288**	8.3
Total	45 063	118 471	**270 808**	×2.3

There was an increase in cash and cash equivalents, a result both of the introduction of new forms of settlement with customers as well as an improvement in the cash position of the Company, which is dependent on the situation on the currency and metals markets.

The level of funds in fixed term bank accounts remained high (other cash assets) to maintain the Company's liquidity during the first days of January, by the accumulation of payments, mainly including payment of the so-called 14th wage.

Financial income from the depositing of periodically free cash resources and short-term investments is shown below:

Table 15. Financial income from the depositing of periodically free cash resources and short-term investments ('000 PLN)

	2001	2002	**2003**	Change (2002=100%)
On-demand bank deposits	1 203	372	**136**	36.6
Securities	17 088	132 629	**96 128**	72.5
Fixed term bank deposits	6 203	2 666	**3 654**	137.1
Total	24 494	135 667	**99 918**	73.6

Periodically free cash resources deposited in fixed term accounts generated financial income in the amount of PLN 3 654 thousand. The increase in income from bank deposits was due to the increase in the level of cash and cash equivalents alongside the simultaneous reduction in bank interest rates.

There was a decrease in financial income due to the large scale of equity investment based on a variable interest rate, depending on bank interest rates (mainly the bonds of DIALOG S.A.).

Credit servicing in 2003

Bridging credit organised by ABN AMRO BANK N.V. and JP Morgan PLC.

In 2003 the Company continued to make use of credit entered into on 21 June 2002 for USD 200 000 thousand. The organisers of this credit are: ABN AMRO BANK N.V. and JP Morgan PLC. This is bridging credit with a maturity date of 366 days after the signing of this agreement. This credit was drawn for the purpose of refinancing the repayment of a loan organised by Citibank International PLC and ABN AMRO BANK N.V. dated 20 December 2000. This credit bears interest of LIBOR 3-month increased by a margin of 1.5%, and a commitment fee of USD 181 342 thousand. On 18 June 2003 an Annex was signed to this Agreement, as a result of which the final payment date was extended to 22 July 2003. The remaining credit conditions were unchanged. This credit was repaid on the maturity date of the credit organised by ABN Amro Bank NV, Bank Polska Kasa Opieki S.A. oraz CITIBANK NA and a consortium of other banks.

Pre-export credit organised by ABN AMRO BANK N.V. , Bank Polska Kasa Opieki S.A. and CITIBANK NA and a consortium of other banks in the amount of USD 200 000 thousand.

This agreement was signed on 18 July 2003, the credit was initiated on 22 July 2003 in the amount of USD 200 000 thousand, of which USD 181 342 thousand was used to repay a loan arising from a credit agreement signed on 21 June 2002 with ABN AMRO BANK NV and J.P. Morgan PLC, and USD 15 000 thousand was used to repay a loan signed on 28 December 2001 with Bank Handlowy S.A., while the remaining amount was used as an initial deposit to the Debt Servicing Reserve Account, pursuant to the conditions of the Credit Agreement.

On the date the credit agreement was signed the interest amounted to LIBOR + a margin of 2.20%. In later periods the margin will be within a range of 0.5% - 2.50%, depending on the level of financial ratios of the Company (beginning with data from the financial year ending 31 December 2003).

This loan is amortised, repayment of the first credit instalment was made three months after the date the agreement was signed, with further instalments being made monthly, beginning from this date (a total of 58 unequal monthly instalments). The final instalment on this loan will be made on 18 July 2008.

Credit in Bank Handlowy SA

As a result of an agreement signed on 28 December 2001 with Bank Handlowy SA, the Company took out a loan of 70 000 thousand USD.

The repayment structure of this loan is as follows:

- short term loan drawn for 6 months in the amount of USD 40 000 thousand , with interest of LIBOR +0.3%. Maturity of this loan fell on 28 June 2002, the loan was paid on the maturity date.
- medium term loan drawn for a period of 3 years in the amount of USD 30 000 thousand, interest LIBOR + 0.6%. Maturity 28 December 2004.

On 16 May 2003 Annex nr 2 was signed to the Credit Agreement in which maturity of the medium term credit was set at 31 December 2003 and in which the annual margin was increased to 0.90%.

On 22 July USD 15 000 thousand was paid using the pre-export credit, while the remaining USD 15 000 thousand was paid on 9 September 2003. The repayment was made using the Company's internal funds.

Syndicated credit organised by PKO BP SA and Pekao S.A.

On 19 December 2001 the Company signed a Two-currency Syndicated Credit Agreement in the form of a revolving line of credit. This credit was organised by the banks Powszechna Kasa Oszczędności Bank Polski SA and Bank Polska Kasa Opieki S.A. The credit limit is PLN 915 000 thousand and USD 43 500 thousand . This credit was used as payment for the purchase of bonds of DIALOG S.A. and for payment for the purchase of bonds on the secondary market. Maturity for this credit is 31 January 2004. Interest is equal to LIBOR 1-month for the USD tranche + a margin, and WIBOR 1- month for the PLN tranche + a margin.

The margin amounted to 0.8% of the credit drawn for the first quarter. Due to failure to adhere to the conditions of the Credit Agreement, an Annex was signed on 1 April 2002 to the Agreement changing the interest conditions. The margin increased to 1.2%, then later to 1.5%.

On 18 December 2002 Annex nr 2 was signed to the Credit Agreement on extension of the maturity date of this credit. As a result of signing this Annex the maturity of this credit was made 31 January 2004. Annex nr 2 changed the interest conditions of the credit – the margin increased to 1.75% for USD and PLN tranches.

This credit was repaid on 14 August 2003 with credit organised by Bank Polska Kasa Opieki S.A. and Powszechna Kasa Oszczędności Bank Polski S.A. and a consortium of other banks.

Two currency credit organised by Bank Polska Kasa Opieki S.A. and Powszechna Kasa Oszczędności Bank Polski S.A. and a consortium of other banks in the amount of USD 159 500 thousand and PLN 471 130 thousand.

This agreement was signed on 18 July 2003, the credit was initiated on 14 August 2003 for USD 159 500 thousand and PLN 471 130 thousand, and was designated for the refinancing of liabilities in the amount of PLN 915 000 thousand and USD 43 500 thousand, arising due to the signing on 19 December 2001 a two-currency syndicated credit agreement in the form of a revolving line of credit organised by Bank Polska Kasa Opieki S.A. and Powszechna Kasa Oszczędności Bank Polski SA, pursuant to the conditions of the Credit Agreement.

On the date the credit agreement was signed the interest amounted to LIBOR/WIBOR + a margin of 2.20%. In later periods the margin will be within a range of 0.5% - 2.50%, depending on the level of financial ratios of the Company (beginning with data from the financial year ending 31 December 2003).

On 14 November 2003 early repayment was made on a portion of the credit in the amount of PLN 100 000 thousand, and PLN 150 000 thousand on 30 December 2003.

Maturity is on 18 July 2006.

Operating credit in BRE Bank S.A.

On 10 April 2003 the Company signed an agreement with BRE Bank S.A. for foreign currency operating credit of USD 30 000 thousand with interest of 1 month LIBOR + 0.90%. As at 30 November 2003, being the final date on which this credit could be used, the Company had not made use of it.

Lines of credit in current accounts

The Company has access to lines of credit in current accounts:

- in Bank Handlowy S.A. up to USD 5 000 thousand .
- in BRE Bank SA up to USD 10 000 thousand .

As at 31 December 2003 the Company had not made use of these lines.

3.4. PROFIT AND LOSS ACCOUNT

In 2003 the Company earned a profit before extraordinary items and taxation of PLN 569 314 thousand, of which:

- a profit from sales of PLN 430 779 thousand,
- a loss on other operating activities of (PLN 72 861 thousand), and
- a profit on financial activities of PLN 211 396 thousand.

Table 16. Basic elements of the profit and loss account

	2001	2002	2003	Change (2002=100%)
Revenues from the sale of products, goods and materials	4 240 797	4 480 185	**4 740 788**	105.8
Operating costs	4 046 933	4 336 245	**4 310 009**	99.4
Profit (loss) from sales	193 864	143 940	**430 779**	×3.0
Other operating income	26 850	148 582	**62 594**	42.1
Other operating costs	302 848	168 744	**135 455**	80.3
Operating profit (loss)	(82 134)	123 778	**357 918**	×2.9
Financial income	167 405	517 432	**724 859**	140.1
Financial costs	328 092	331 105	**513 463**	155.1
Profit (loss) before extraordinary items and taxation	(242 821)	310 105	**569 314**	183.6
Extraordinary gains	51	4	**52**	x
Extraordinary losses	221	29	**35**	120.7
Profit (loss) before taxation	(242 991)	310 080	**569 331**	183.6
Taxation	38 512	56 014	**157 777**	×2.8
Other obligatory deductions from profit	-	(480)	**(3)**	0.6
Net profit (loss)	(281 503)	254 546	**411 557**	161.7

Realised profit from sales represented over 75% of profit before taxation and was three times higher than that earned in the prior comparable period. The following external factors had an impact on profit from sales, among others:

- the increase in copper prices,
- the increase in silver prices, and
- the strengthening of the PLN versus the USD.

The following also had an impact on the result:

- an increase in the volume of sales of cathodes, copper wire rod and of metallic silver, alongside lower sales of round billets, and
- a fall in the unit electrolytic copper production cost (expressed in PLN).

Table 17. Basic factors affecting the result from sales of KGHM Polska Miedź S.A.

	Unit	2001	2002	2003	Change (2002=100%)
Sale of copper and copper products	'000 t	491 170	534 594	**523 853**	98.0
Silver sales	t	1 145	1 198	**1 327**	110.8
Average copper price on LME	USD/t	1 578	1 558	**1 780**	114.2
Average silver price on LBM	USD/kg	141	148	**157**	106.1
Average exchange rate per NBP	PLN/USD	4.10	4.08	**3.89**	95.3
Unit electrolytic copper production cost	USD/t	1 544	1 545	**1 603**	103.8
Unit electrolytic copper production cost	PLN/t	6 328	6 305	**6 237**	98.9

In 2003 nearly 96.0% of the revenues from sales of KGHM Polska Miedź S.A. were generated by the basic products of the Company, i.e. copper and silver. Revenues from the sales of products in the financial year were higher by PLN 237 946 thousand, or by more than 5.3% in relation to the prior year. This was due to an increase in copper prices by 7.8%, silver by 1.6%, a decrease in the exchange rate by 4.7%, and an increase in sales volumes: copper cathode by 3.7% and silver by 10.8%.

The loss in other operating activities of PLN 72 861 thousand was due to:	PLN '000
- the revaluation of non-financial assets	(47 048)
- the release and creation of provisions, of which for:	(13 711)
▪ future employee benefits (jubilee awards, retirement/disability rights, coal equivalent payments)	(11 078)
▪ obtaining a site for expanding the tailings pond	(5 172)
▪ State and other liabilities	8 541
▪ future mine closure costs	(6 002)
- donations granted	(7 041)
- the execution of penalties, fines and compensation	2 610
- adjustments to taxation on real estate from prior years	6 746
- other	(14 417)

Financial activities showed a profit of PLN 211 396 thousand, which was impacted by:	PLN '000
- profit from the disposal of investments	162 393
- interest received and paid	35 899
- revaluation of provision for mine closure	(4 149)
- balance from revaluation of investments	(8 787)
- exchange rate differences	8 845
- bank fees	(7 575)
- allowances for debtors from financial operations	(18 112)
- dividends received	49 012
- the valuation of embedded instruments to fair value	(8 341)
- other	2 211

The profit before taxation was charged by income tax in the amount of PLN 157 774 thousand. Taxation in the amount of PLN 150 083 thousand, calculated at a rate of 27% of the taxable base, was increased by PLN 7 274 thousand due to deferred income tax and by PLN 420 thousand, i.e. by an adjustment to taxation from prior years, and was decreased by PLN 3 thousand, i.e. by a refund of the payment from profit.

In accordance with the requirements of the tax law, the basis for taxation (taxable base) was established by the adjustment of profit before taxation („+" being an increase, „-" being a decrease in the taxable base):

Table 18. Adjustment to profit before taxation by the change in taxable base

	'000 PLN
Profit before taxation	**569 331**
Adjustment of revenues, of which:	(361 662)
- increase (including for income received from hedging transactions)	250 193
- decrease (including accrued income from hedging transactions, positive exchange rate differences, interest accrued or not received, and the release of provisions)	(611 855)
Adjustment of costs, of which:	356 199
- increase (including adjustment for tax depreciation costs, release of provision for annual employee bonus, realised costs of financial instruments and non-tax deductible provisions used)	(461 485)
- decrease by non-tax deductible expenses (including for created provisions, depreciation of fixed assets subject to investment relief, negative exchange rate differences, accrued financial costs of forward transactions)	817 684
Other adjustments (including donations, tax-free income and loss of right to relief)	(8 002)
Taxable income	**555 866**

Financial ratios

The basic economic indicators of KGHM in the years 2001 - 2003 are presented in the table below:

Table 19. Basic economic indicators for the Company

	2001	2002	**2003**
Current liquidity	1.0	1.2	**1.2**
Quick liquidity	0.7	0.6	**0.7**
ROA - return on assets (%)	(3.6)	3.1	**4.7**
ROE - return on equity (%)	(7.8)	6.4	**10.3**
Debt ratio (%)	37.0	34.2	**38.8**
Durability of financing structure (%)	63.0	79.0	**76.8**

Pursuant to methodology described in Annex A.

Liquidity ratios show the relationship of current assets, or their more liquid part, to short-term liabilities. They remain at a level which does not endanger current liquidity.

The profit earned led to an improvement in the return on assets (ROA) and the return on equity (ROE). The debt ratio increased by 4.6 percentage points while the durability of financing structure ratio decreased by 2.2 percentage points.

Capital market ratios

KGHM Polska Miedź S.A. has been a publically-listed company in Warsaw and London since July 1997. The Company's activities are characterised by the following capital market ratios, significant from an investor's point of view:

Table 20. Capital market ratios

		2001	2002	**2003**
EPS (PLN)	Net profit (loss) / shares outstanding	(1.40)	1.27	**2.06**
P/CE	Price per share / financial surplus per share	45.2	4.9	**7.4**
P/E	Price per share / earnings per share	(9.2)	10.6	**12.7**
MC/S	Market capitalisation*/ revenues from sales	0.6	0.6	**1.1**
P/BV	Price per share / book value per share**	0.7	0.7	**1.3**

** Market capitalisation represents total shares outstanding times share price from the last day of the year.*
(200 mln shares x PLN 13.00 in 2001; PLN 13.50 in 2002; PLN 26.20 in 2003)

*** Book value equals that of the balance sheet date.*

3.5. COSTS OF BASIC OPERATIONS

The financial result of the Company is significantly impacted by the electrolytic copper production cost.

Table 21. Unit electrolytic copper production cost

	Unit	2001	2002	**2003**	Change (2002=100%)
Total unit copper production cost	PLN/t	6 328	6 305	**6 237**	98.9
	USD/t	1 544	1 545	**1 603**	103.8
	USc/lb	70.04	70.08	**72.74**	103.8
of which: cash cost (total cost minus depreciation) of copper production	PLN /t	5 791	5 823	**5 780**	99.3
	USD/t	1 413	1 429	**1 491**	104.3
	USc/lb	64.09	64.82	**67.63**	104.3
USD exchange rate	PLN /USD	4.10	4.08	**3.89**	95.3

The total unit copper production cost expressed in PLN decreased by 1.1%, with annual inflation of 0.8% and increased electrolytic copper production of 4.1%.

Copper production costs represent around 80% of total costs by type. The structure of costs by type is shown in the table below:

Table 22. Structure of costs by type (%)

	2001	2002	**2003**
Depreciation	8.0	7.2	**7.0**
Materials and energy consumption	34.0	34.8	**33.8**
External services	20.3	19.2	**18.3**
Labour costs	31.5	32.3	**34.2**
Taxes and fees	4.8	5.1	**5.1**
Other	1.4	1.4	**1.6**

In 2003 costs by type increased by PLN 45 851 thousand, i.e. by 1.1 %, mainly due to the following:

- an increase in wages of PLN 70 451 thousand, mainly due to the payment of premiums and special bonuses in 2003 in accordance with agreements entered into with the trade unions,
- a decrease in the value of external services of PLN 29 344 thousand, including preparatory mining work done by external contractors, alongside an increase in work done by the Company itself,
- a decrease in materials and energy consumption by PLN 26 483 thousand, mainly due to the decrease in purchase of scrap and of spare machine parts, alongside an increase in fuel and energy costs,
- an increase of PLN 24 869 thousand in costs of social insurance and other employee benefits, and
- an increase in taxes and fees of PLN 3 886 thousand, mainly due to real estate taxation of non-moveable fixed assets as a result of their being recognised together with fixed assets groups related permanently to land.

An increase of operating costs is anticipated in the Company Budget for the year 2004.
The planned total unit cost of copper production amounts to 6 390 PLN/t, an increase of 2.4% compared to the year 2003. This increase in costs mainly relates to:

- external services (due to the increased scope of mining preparation works conducted by subcontractors),
- material consumption (due to the increase in value and amount of scrap),
- labour costs (due to 7% increase in basic wages, wage charges and social benefits connected to the introduction in 2004 of an Employee Retirement Program).

In following years the Company plans to reduce copper production costs by implementing investments set out in the development plan and by further optimizing of the utilization of resources.

3.6. UNUSUAL EVENTS IMPACTING THE FINANCIAL RESULTS OF THE COMPANY

The results of the Company were impacted by the inclusion in the accounts of 2003 of events of an unusual character.

Table 23. Unusual events impacting the financial results of the Company ('000 PLN)

Provisions created or increased for future expenses and liabilities, due to:	
- revaluation of provisions for future employee benefits – retirement/disability rights, jubilee awards and coal equivalent payments paid after the period of employment (excess of provisions created over released)	11 078
- revaluation of provisions for future liabilities for expansion of the tailings pond	634
- revaluation of provisions for future mine closure costs and for the costs of liquidating and securing the closed-down KONRAD mine facilities	6 537
- other liabilities (including additional taxation, court proceedings, potential costs)	4 163
Release of provisions, due to:	
- liabilities in the real estate tax together with interest calculated on facilities located in a protective zone	2 268
- other liabilities and costs	2 615
Valuation of long- and short term financial assets:	
- reduction in value of shares of a subsidiary due to permanent diminution in value	4 300
- valuation to fair value of shares in the AIG Emerging Europe Infrastructure Fund, as a result of revaluation of the investment in this fund to fair value	779
- result of valuation of derivative instruments to fair value (excess of costs over income)	3 708
Allowance for debtors and adjustment in value of tangible assets decreasing financial result:	
- State budget debtors due to payment of VAT together with interest after a Treasury audit for 2000	42 823
- other bad debtors together with interest	4 985
- inventories of by-products and materials to net market prices	2 053
- fixed assets under construction and outlays on fixed assets under construction	5 472

3.7. RISK MANAGEMENT

The Company actively manages risks related to the changes in metals prices and in the exchange rate. The main objective of risk management is to optimise cash flow, based on limiting the risk of cash flows occurring which are lower than the acceptable level. Realisation of this policy is determined both by market conditions as well as by the internal situation of the Company. Activities undertaken by the Company are aimed at maintaining the long term financial health of the Company, and at supporting the process of taking medium term strategic decisions regarding investments and reflecting the sources of financing of investments.

Since the start of 2003 risk management policy has been aimed at assuring the Company of stable and certain financial flows, given disadvantageous market conditions and the challenges facing the Company related among others to the necessity of changing the debt maturity structure.

The Company applies an integrated approach to risk management. For example, hedging transactions for the metals market are related to contracts entered into on the currency market, as hedging the sales prices of metals determines the probability of achieving a set level of revenues from sales, which represent a hedged position for the strategy for the currency market.

Over the course of 2003 further hedging strategies were implemented with simultaneous settlement of previously-contracted transactions. Given the dynamic increase in copper and silver prices in the fourth quarter of 2003, the Company restructured a portion of its hedging positions on the metals markets. This operation increased the possibility for the Company to participate in benefits arising from an increase in prices.

As a result the Company reduced its hedging position against the risk of unexpected changes in copper prices in 2004.

The strategy of hedging against the risk of unexpected changes in silver prices was likewise modified. The Company significantly reduced its hedging position in this regard in 2005 and in the first half of 2006.

With respect to hedging transactions against the risk of changes in the exchange rate, the Company remains hedged for a portion of its foreign-denominated revenues planned for the period July 2004 to June 2005. At the end of 2003, given the significant strengthening of the PLN, the Company restructured its hedging positions in the first half of 2004.

In 2003 the Company achieved a result from the settlement of hedging transactions in the amount of PLN 76 426 thousand.

With respect to unsettled transactions, positive changes due to valuation of derivative instruments in the amount of PLN 356 485 thousand were reflected in the financial result, as well as negative changes in the amount of PLN 355 885 thousand.

In accordance with current accounting principles, the effective part of changes in the value of future cash flow hedging transactions was recognised under shareholders' funds of the Comany. As at the balance sheet date the following amounts were recognised in the shareholders' funds of the Company:

- due to transactions hedging against changes in copper and silver prices (-PLN 596 645 thousand),
- due to transactions hedging against changes in the exchange rate (+PLN 176 382 thousand),
- due to transactions hedging against changes in the exchange rate for foreign-denominated credit (+PLN 50 235 thousand).

3.8. CONTESTED ISSUES

Contested tax issues

In 2003 due to contested tax issues with the State budget, the Company received a refund on overpaid tax together with interest in the amount of PLN 9 328 thousand.

This amount was comprised of the following:

- PLN 7 667 thousand increasing net profit for the financial year - relating to a contested issue resolved in favour of the Company by the Supreme Administrative Court (known as the NSA) respecting corporate income tax for 1993, and
- PLN 1 660 thousand increasing profit before taxation for the financial year - relating to a contested issue resolved in favour of the Company by the Supreme Administrative Court respecting overpayment of interest on VAT for 1994.

From the total amount of PLN 9 328 thousand which was refunded to the Company in 2003 by Treasury bodies, PLN 1 601 thousand related to an overpayment of taxes in arrears arising from the overturned decisions of tax bodies, while PLN 7 727 thousand represented interest and penalties.

Seven contested tax issues are still being appealed before the Regional Administrative Court, related to:

- corporate income tax for the years 1999 and 2000,
- income tax on private persons for the years 2000 and 2001,
- VAT for the years 1999 and 2000, and
- interest on VAT for 2000,

with the total amount of claims due to submitted appeals of PLN 42 540 thousand.

Two contested tax issues are still being appealed due to the overturning of a decision of the Tax Office by a ruling of the NSA related to:

- corporate income tax for 1998, and
- corporate income tax for 2001

for a total amount of claims arising from judgements and appeals in the amount of PLN 9 275 thousand.

Two contested tax issues are being prepared for submittal as cassation appeals to the NSA related to payment from profit for the years 1996 and 1997 for a total amount of claims arising from judgements in the amount of PLN 29 021 thousand.

None of the issues being contested before the Court, nor any being appealed before the Treasury Office, represent potential liabilities for the Company with respect to any payment of overdue taxation arising from the decisions being appealed. Advantageous resolutions of these issues by the courts would result in a refund of the taxes in arrears together with interest due.

Proceedings before a court, a body appropriate for arbitration or a body of public administration

The total amount of principal debtors which are subject to contested proceedings both by and against KGHM Polska Miedź S.A. as at 31 December 2003 amounts to PLN 173 304 thousand, including debtors of PLN 115 848 thousand and liabilities of PLN 57 456 thousand.

The largest proceedings as at 31 December 2003 by KGHM Polska Miedź S.A. related to debtors are appeals of the decisions of tax bodies by the Company which are being heard before the NSA, relating to:

- **additional VAT assessment for 2000**

  Value of contested amount: PLN 24 927 thousand. Proceedings were initiated on 3 July 2003 by an appeal to the NSA of twelve decisions dated 30 May 2003 passed by the Legnica branch of the Tax Office in Wrocław. In the opinion of the Company this additional VAT assessment is solely the result of the Tax Control Authority inspectors including tax exempt items in total sales.

- **payment from profit for 1996**

  Value of contested amount: PLN 23 727 thousand. On 3 July 2003 the Wrocław branch of the NSA refused the appeal by KGHM Polska Miedź S.A. of a decision passed by the Legnica branch of the Tax Office in Wrocław. The Company has the right of cassation appeal.

The largest proceedings related to the liabilities of the Company as at 31 December 2003 are as follows:

- **payment of damages due to contamination of water** from the AQ1 and AQ2 water supplies by the activities of the „Lubin" mine of KGHM Polska Miedź S.A. on the terrain of the municipality (Gmina) of Warta Bolesławiecka

  Value of contested amount: PLN 12 299 thousand. The suit dated 24 March 2003 was submitted to the Regional Court in Legnica, Section I (Civil cases) by BOBMARK INTERNATIONAL Sp. z o.o. with its registered head office in Warsaw. In the opinion of the Company this suit against KGHM Polska Miedź S.A. is groundless, as it is not entitled to be a party to the suit. In the opinion of the Company the proper party to these proceedings is PEW AQUAKONRAD S.A. in liquidation in Iwiny.

- **fee for use of a patent** for the period 1 October 1997 to 31 December 2002.

  Value of contested amount: PLN 10 602 thousand. The suit of TKW Combustion Sp. z o.o. in Głowno was submitted to the Regional Court in Świdnica, Section VI Economic Cases, on 30 July 2003. In the opinion of KGHM Polska Miedź S.A. this suit is groundless due to the fact that the basis for utilisation of this project is licensing agreement 1/91 dated 25 July 1991, authorising the Company to make use of this project for an indefinite period, with a licensing fee only for the first five years of use of the project. These proceedings were not concluded in 2003.

4. REALISATION OF COMPANY GROWTH ASSUMPTIONS

4.1. REALISATION OF COMPANY STRATEGY

In 2003 KGHM Polska Miedź S.A. carried out the strategic directions for development of the Company and the KGHM Polska Miedź S.A. Capital Group as approved by the Management Board and confirmed by the Supervisory Board in November 2002 for the years 2002-2006, and the long term assumptions to 2016. The actions taken were aimed at strengthening the foundations of the Company and at maintaining its position as one of the leading global producers of high-quality copper and silver by successively increasing its value and at developing its mining and smelting potential.

The most important actions undertaken by the Company in its basic strategic field, being an increase in the value of its mining-metallurgical-processing assets, were connected to the long term plans to optimise the costs of copper production.

Also of significance in this strategic field were actions related to the creation of sources for generating additional income. Feasibility studies were undertaken for this purpose with respect to the possibility for example of storing hazardous waste in mined-out areas of the salt mine, making use of renewable energy sources, making use of waste sulphuric acid from the production of coagulants and sorbents.

With respect to the second strategic goal of growth of the mining and metallurgical capacity for the copper ore in 2003, feasibility studies are being intensively carried out which are required to initiate the decision-making process respecting management of the Deep Głogów deposit and continuation of the Kimpe project in the Democratic Republic of Congo.

With respect to the strategic goal of growth of the mining and metallurgical capacity for other metals, work has begun on the recovery of rhenium, and on the environmentally-safe recovery of lead concentrate from lead-bearing sulphuric concentrates.

With respect to the Capital Group, actions were taken respecting the strategic goal of supporting the core business and achieving the effect of synergy. The most important actions in this regard were: the development of power sources, construction of an installation for the production of road building material from smelter waste, and work to prepare the establishment of an independent commercial entity to deal with water-sewage management.

Besides the core business, also of importance were initiatives undertaken by KGHM Polska Miedź S.A. related to its responsibility for the region, having a strong accent in the strategy of the Company. Assistance was offered to local governmental authorities which will slow down the downturn in economic growth trends for the region and will counteract the increase in unemployment. In 2003 actions taken were aimed at realising joint ventures in the areas of environmental protection, the production of biofuels, and development of the transportation and power infrastructure. An enterprise of importance for the growth and balanced development of the region is the participation of KGHM Polska Miedź S.A. in work on the Regional Strategic Initiative for the Voivodeship of Lower Silesia and the Lower Silesian Center for Advanced Technology.

Of particular importance from a strategic point of view for the KGHM Polska Miedź S.A. Capital Group were actions related to the perspective membership of Poland in the European Union, based on diagnosing the state of preparation of the Capital Group for functioning within the structure of the EU.

Pursuant to strategy, actions were undertaken by the Company aimed at developing optimum paths for maximising the exit value from the telecommunications investments (DIALOG S.A. and Polkomtel S.A.).

<u>Intentions</u>

Over the next several years the Company will continue to pursue its vision of development, which is fundamentally based on concentration on its mining and metallurgical activities in the core business, and aimed at the growth of its existing assets through the development of its mining and processing activities and at diversifying its activities into other sectors not connected with the copper industry.

Among the numerous enterprises which every year are fixed elements of the program of activities of the Company, restructurisation was intiated in areas which had not yet been involved in this process. A change is being made in the organisation of the accounting services staff, in which they will be organised under a single Accounting Services Center. Changes will be introduced in the internal economic/financial system, in which the philosophy of shareholders value will be applied to its management. This will involve changes in the organisation of staff, supply and other on-production related services.

As a result of Poland's joining the European Union in May 2004, the activities of KGHM Polska Miedź S.A. and of the KGHM Capital Group will be influenced by factors related to consistent adaptation to the demands placed upon companies operating within the internal European market as set out by the economic policy of the

European Union. An integral element of the strategy of KGHM Polska Miedź S.A. and companies of the Capital Group will be the continuous monitoring of changes and of conformity to legal standards arising with respect to competitive and trade policy, environmental protection, workplace safety and consumer protection.

4.2. REALISATION OF PROJECTED FINANCIAL RESULTS FOR 2003

In the current report dated 29 August 2003 the Company published an adjusted projection of financial results for 2003 anticipating revenues from the sale of products, goods and materials of PLN 4 463 mln and net profit of PLN 249 mln. These figures are based on the adjusted „Company Budget for 2003", as approved by the Supervisory Board of the Company on 28 August 2003.

In 2003 the Company exceeded its plan for revenues from the sale of products, goods and materials by 6.2%, and forecast net profit by 65.3%. The reason for the higher-than-expected financial results was mainly the better-than-expected macroeconomic conditions. Details of the forecasted results and basic assumptions are shown in the table below:

Table 24. Realisation of projected Company financial results for 2003

	Unit	2003 Projection*	2003 Adjust. projection **	**Execution 2003**	% of adjust. projection realised
Revenues from sales	mln PLN	4 149	4 463	**4 741**	106.2
Net profit	mln PLN	154	249	**412**	165.5
Average annual copper prices	USD/t	1 625	1 659	**1 780**	107.3
Average annual silver prices	USD/kg	143	150	**157**	104.7
Exchange rate	PLN/USD	3.80	3.84	**3.89**	101.3
Electrolytic copper production	thousand t	520	530	**530**	100.0
Silver production	t	1 095	1 144	**1 223**	106.9
Unit cost of electrolytic copper production .	PLN /t	6 200	6 250	**6 237**	99.8

* *Projection published in annual report for 2002 dated 28 February 2003.*
** *Adjusted projection published in current report dated 29 August 2003. This table includes parameters not published in the current report.*

The exceeding of revenues from sales by PLN 278 mln with respect to the adjusted projection of financial results for 2003 is mainly due to the higher revenues from sales of basic products, i.e. copper and copper products and silver, by PLN 226 mln than assumed in the Budget.

The exceeding of planned revenues from sales of copper and silver was mainly caused by the increase in metals prices (impact on profit before taxation: +PLN 420 mln) and the greater volume of silver sales (+PLN 78 mln) alongside a less advantageous PLN/USD exchange rate (-PLN 201 mln) and a lower volume of copper sales (-PLN 71 mln).

4.3. PROJECTED COMPANY FINANCIAL SITUATION

On 27 January 2004 the Supervisory Board approved the Budget of the Company for 2004. The Projected Budget envisions a scenario based on the concept of „prudent valuation", and includes the following macroeconomic assumptions:

- average annual metals prices in 2004:
  - copper – 2 000 USD/t (91 USc/lb),
  - silver – 161 USD/kg (5.00 USD/ troz),
- average exchange rate – 3.80 PLN /USD.

The budget projection assumes realisation of the following by the Company:

- production volume: 532 000 t of electrolytic copper and 1 173 t of silver,
- investment in tangible assets of PLN 590 mln, and
- unit electrolytic copper production cost 6 390 PLN/t.

It is assumed that realisation of these factors will enable the Company to achieve the following:

- revenues from the sale of products PLN 5 153 mln,
- net profit PLN 652 mln.

Given a situation in which copper prices remain at a high level as at the beginning of the year, the Company anticipates that the financial results projection for 2004 will be raised.

5. KGHM ON THE SECURITIES MARKETS

5.1. COMPANY QUOTATIONS IN 2003

Since July 1997 the shares of KGHM Polska Miedź S.A. have been traded on the Warsaw Stock Exchange, while the depositary receipts of the Company have been traded on the London Stock Exchange. The trading unit in London is a GDR (Global Depositary Receipt), which represents two ordinary shares of KGHM Polska Miedź S.A.

In 2003 the share prices of the Company on the Warsaw Stock Exchange increased from PLN 13.50 (the closing price from 31 December 2002) to PLN 26.20 (the closing price on the last day of 2003), which represents an increase during 2003 of 94.1 %. During this same period the Warsaw Stock Exchange Index (WIG) increased by 44.9 %. During 2003 the highest closing price for the Company's shares - PLN 26.80 - was recorded on 15 October, while the lowest - PLN 11.35 - was recorded on 6 March.
The share prices of KGHM Polska Miedź S.A. in 2003 compared to the WIG index is shown in the chart below:

Chart 2. Share quotations of KGHM Polska Miedź S.A. versus the WIG index


KGHM – PLN/share
WIG - pts.
30
25
20
15
10
24 000
22 000
20 000
18 000
16 000
14 000
12 000
WIG
KGHM
Jan
Feb
Mar
Apr
May
June
July
Aug
Sept
Oct
Nov
Dec

The average daily volume for the Company's shares on the Warsaw Stock Exchange in 2003 amounted to 512 thousand shares, while in 2002 it amounted to 419 thousand.

In 2003 the quotations of the Company on both the Polish and London markets were similar.

5.2. COMPANY OWNERSHIP STRUCTURE

The share capital of the Company amounts to PLN 2 000 000 thousand and is divided into 200 000 000 ordinary bearer shares having a nominal value of PLN 10 each. All Company shares were permitted to be publically traded, and are the subject of stock exchange turnover.
Based on information held by the Company, as at 31 December 2003 the following shareholders held a number of shares representing 5% or more of the share capital of the Company, as well as 5% or more of the total number of votes at the General Meeting of the Company:

- The State Treasury - 88 567 589 shares, representing 44.28% of the share capital and the same number of votes at the General Meeting of the Company (based on information received under art. 147 of the law on the Public Trading of Securities);
- Deutsche Bank Trust Company Americas (depositary bank in the Depositary Receipt Program of the Company, which on 31 December 2003 had issued 5 947 772 depositary receipts, representing 11 895 544 shares and 5.95% of the share capital of the Company and the same number of votes at the General Meeting of the Company; and
- Powszechna Kasa Oszczędności Bank Polski SA - 10 750 922 shares, representing 5.38 % of the share capital and the same number of votes at the General Meeting of the Company (based on information received under art. 147 of the law on the Public Trading of Securities).

Over the course of 2003, Deutsche Bank Trust Company Americas - the depositary bank in the depositary receipt program of the Company - reduced its commitment in the share capital of the Company from 8.46% to 5.95%.

82-1939

The amount and nominal value of shares of KGHM Polska Miedź S.A. being in the possession of management and supervisory personnel as at 31 December 2003, based on information held by the Company, is presented in the table below:

Table 25. The amount and nominal value of shares of KGHM Polska Miedź S.A. being in the possession of management and supervisory personnel as at 31 December 2003

Position	First, last name	Nr of shares	Nominal value (PLN)
Vice President of the Management Board	Grzegorz Kubacki	710	7 100
Vice President of the Management Board	Tadeusz Szeląg	1 073	10 730
Deputy Chairman of the Supervisory Board	Jerzy Markowski	5	50
Member of the Supervisory Board	Józef Czyczerski	710	7 100
Member of the Supervisory Board	Leszek Hajdacki	24	240
Member of the Supervisory Board	Ryszard Kurek	810	8 100
Member of the Supervisory Board	Janusz Maciejewicz	524	5 240
Member of the Supervisory Board	Marek Wierzbowski	n/a	n/a

As at 31 December 2003 the members of the Management Board and Supervisory Board of the Company were not in the possession of shares of the remaining related entities of KGHM Polska Miedź S.A.

The Management Board of KGHM Polska Miedź S.A. has no information of agreements signed in 2003 which could result in changes in the proportion of shares held by present shareholders in the future.

As a result of approval by the Supervisory Board and Management Board of the Warsaw Stock Exchange S.A. of the document titled "Best Practices in Public Companies in 2002", the Management Board of KGHM Polska Miedź S.A. approved the document titled „Declaration regarding the implementation of Corporate Governance Principles by the Company". This declaration was accepted by the Supervisory Board of the Company, presented to the General Meeting and was published on 30 June 2003. The current declaration, pursuant to the Regulations of the Warsaw Stock Exchange S.A., will be published on the date of publication of this annual report. The Company anticipates implementation of all of the corporate governance principles included in the document "Best Practices in Public Companies in 2002" as approved by the Supervisory Board and Management Board of the Warsaw Stock Exchange S.A., while principle nr 20 respecting the best practices of Supervisory Boards (and relating to the independence of Supervisory Board members) will be implemented by the end of 2004.

Signatures of all Members of the Management Board			
Date	First, Last name	Position	Signature
1 March 2004	Stanisław Speczik	PRESIDENT OF THE MANAGEMENT BOARD	
1 March 2004	Grzegorz Kubacki	VICE PRESIDENT OF THE MANAGEMENT BOARD	
1 March 2004	Jarosław Andrzej Szczepek	VICE PRESIDENT OF THE MANAGEMENT BOARD	
1 March 2004	Tadeusz Szeląg	VICE PRESIDENT OF THE MANAGEMENT BOARD	

ANNEX A: METHODOLOGY FOR CALCULATION OF RATIOS USED IN THIS REPORT

Assets effectiveness ratios

$$\text{assets turnover ratio} = \frac{\text{revenues from the sale of products, goods and materials}}{\text{total assets}}$$

$$\text{fixed assets turnover ratio} = \frac{\text{revenues from the sale of products, goods and materials}}{\text{fixed assets}}$$

$$\text{current assets turnover ratio} = \frac{\text{revenues from the sale of products, goods and materials}}{\text{current assets}}$$

$$\text{liquid assets turnover ratio} = \frac{\text{revenues from the sale of products, goods and materials}}{\text{short term debtors + cash and cash equivalents}}$$

Assets financing ratios

$$\text{level of assets coverage by equity} = \frac{\text{shareholders' funds}}{\text{total assets}}$$

$$\text{level of fixed assets coverage by equity} = \frac{\text{shareholders' funds}}{\text{fixed assets}}$$

$$\text{level of fixed assets coverage by long term capital} = \frac{\text{shareholders' funds + provisions + long term liabilities}}{\text{fixed assets}}$$

$$\text{level of current assets coverage by short term liabilities} = \frac{\text{short term liabilities}}{\text{current assets}}$$

Economic activity ratios

$$\text{return on sales} = \frac{\text{profit from sales}}{\text{revenues from the sale of products, goods and materials}} \times 100$$

$$\text{current liquidity} = \frac{\text{current assets}}{\text{short term liabilities}}$$

$$\text{quick liquidity} = \frac{\text{current assets - inventory}}{\text{short term liabilities}}$$

$$\text{ROA - return on assets} = \frac{\text{net profit}}{\text{total assets}} \times 100$$

$$\text{ROE - return on equity} = \frac{\text{net profit}}{\text{shareholders' funds}} \times 100$$

$$\text{debt ratio} = \frac{\text{total liabilities + accruals and deferred income}}{\text{shareholders' funds and liabilities}} \times 100$$

$$\text{durability of financing structure} = \frac{\text{shareholders' funds + long term provisions + long term liabilities}}{\text{shareholders' funds and liabilities}} \times 100$$

ANNEX B: CURRENT REPORTS OF THE COMPANY PUBLISHED IN 2004, UP TO THE DATE OF PREPARATION OF THE 2003 ANNUAL REPORT

Registration of change in share capital of PU "Mercus Serwis"- Sp. z o.o.

On 5 January 2004 a change in share capital was registered for the company PU „Mercus Serwis"-Sp. z o.o. with its registered head office in Lubin (an indirect subsidiary of KGHM Polska Miedź S.A.). The share capital of PU „Mercus Serwis"- Sp. z o.o. was increased by PLN 100 thousand. The share capital of PU „Mercus Serwis"- Sp. z o.o. after registration amounts to PLN 400 thousand and is divided into 800 shares at 500 each. The new shares were obtained by PHP „Mercus"- Sp. z o.o., which after registration owns 800 shares representing 100% of the share capital of PU „Mercus Serwis"- Sp. z o.o. and which grant the right to the same number of votes at the General Meeting.

Registration of change in share capital of Walcowni Metali Nieżelaznych Sp. z o.o.

On 8 January 2004 a change in share capital was registered for the company Walcownia Metali Nieżelaznych Sp. z o.o. with its registered head office in Gliwice (an indirect subsidiary of KGHM Polska Miedź S.A.). The share capital of Walcownia Metali Nieżelaznych Sp. z o.o. was increased by PLN 1 thousand. The share capital of Walcowni Metali Nieżelaznych Sp. z o.o. after registration amounts to PLN 36 915 thousand and is divided into 46 144 shares at PLN 800 each. After registration of this change in share capital, the ownership of subordinated entities of KGHM Polska Miedź S.A. in the share capital of the company Walcownia Metali Nieżelaznych Sp. z o.o. is as follows:

- KGHM Metale S.A. - 63.5% and which grant the right to the same number of votes at the General Meeting,
- WM "Łabędy" S.A. - 30.5% and which grant the right to the same number of votes at the General Meeting.

Agreement with KGHM Polish Copper Ltd.

On 27 January 2004 an agreement was signed between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. (a subsidiary of KGHM Polska Miedź S.A.) for the sale of copper cathodes in 2004. The value of this transaction is estimated at around USD 98 420 thousand, or around PLN 368 091 thousand. This estimated value is based on copper cathode prices on the LME and on the PLN/USD exchange rate of the NBP of 26 January 2004.

The total value of agreements entered into between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. during the preceeding twelve months is around PLN 654 355 thousand.

Annex to wire rod sales agreement

On 30 January 2004 KGHM Polska Miedź S.A. signed, together with Tele-Fonika Kable S.A., an annex to the agreement dated 28 January 2003 between by KGHM Polska Miedź S.A. and Tele-Fonika KFK S.A. for the sale of 8 mm copper wire rod. This annex extends the above-mentioned agreement into 2004 and sets out the amount of tonnage for the year 2004. The estimated value of revenues from sales in 2004 may vary within a range of appx. USD 197 239 thousand, i.e. appx. PLN 747 535 thousand to appx. USD 250 189 thousand, i.e. appx. PLN 948 215 thousand. The value of revenues was calculated based on copper prices on the London Metal Exchange and on PLN/USD exchange rates from the National Bank of Poland, and on the degree to which options are used.

The total estimated value of agreements entered into between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. during the last 12 months is between PLN 796 823 thousand to PLN 997 503 thousand.

Also published:

- Information on the dates of publication of periodic reports in 2004 (22 January 2004)
- Information on approval of the Company Budget for 2004 by the Supervisory Board at its meeting of 27 January 2004 (29 January 2004)

ANNEX C: LIST OF TABLES, DIAGRAMS AND CHARTS

TABLES

DIAGRAMS

CHARTS